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As filed with the Securities and Exchange Commission on August 1, 2008

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TICKETMASTER
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)	95-4546874 (I.R.S. Employer Identification No.)
8800 Sunset Blvd. West Hollywood, CA 90069 (310) 360-3300 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Edward J. Weiss
Executive Vice President and General Counsel
Ticketmaster
8800 Sunset Blvd.
West Hollywood, CA 90069
(310) 360-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	72,186,499 shares	N/A	$2,048,618	$80.51

(1)
This registration statement relates to shares of common stock, par value $0.01 per share, of Ticketmaster (the "Registrant"), which will be distributed pursuant to a spin-off transaction to the holders of common stock and Class B common stock of IAC/InterActiveCorp ("IAC"). The amount of the Registrant's common stock to be registered represents the sum of (i) 55,817,094 shares of common stock to be distributed to the holders of IAC common stock and IAC Class B common stock upon consummation of the spin-off, (ii) up to 11,269,405 shares of common stock to be issued in respect of certain restricted stock units or stock options, in each case, previously issued pursuant to IAC's equity incentive plans and that will be converted, in whole or in part, in connection with the spin-off into stock options and restricted stock units to be issued under the Ticketmaster 2008 Stock and Annual Incentive Plan (the "Stock and Annual Incentive Plan"), (iii) up to 5,000,000 shares of common stock issuable in respect of stock options, restricted stock units and other equity-based awards that may be granted from time to time following the spin-off pursuant to the Stock and Annual Incentive Plan and (iv) up to 100,000 shares of common stock issuable pursuant to the Ticketmaster Deferred Compensation Plan for Non-Employee Directors. To the extent additional shares of common stock may be issued or become issuable as a result of a stock split, stock dividend, or other distribution involving the common stock while this registration statement is in effect, this registration statement hereby is deemed to cover all such additional shares of common stock in accordance with Rule 416 under the Securities Act of 1933. In connection with the spin-off, one fifth of one share of the Registrant's common stock will be distributed for each share of IAC common stock or Class B common stock outstanding on the record date for the spin-off and each share of IAC common stock issued in connection with the exercise of IAC stock options and the settlement of IAC restricted stock units between the record date for the spin-off and the date of the spin-off. Because it is not possible to accurately state the number of shares of IAC common stock and Class B common stock that will be outstanding as of the spin-off date, this calculation is based on the number of shares of IAC common stock and IAC Class B common stock outstanding as of April 30, 2008, options to purchase shares of IAC common stock and IAC restricted units in respect of shares of IAC common stock as of December 31, 2007 that may settle prior to the date of the spin-off.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) and Rule 457(h)(1) under the Securities Act, based on the book value of the common stock as of March 31, 2008, the most recent practicable date.

(3)
Calculated by multiplying 0.00003930 by the proposed maximum aggregate offering price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the spin-off of the Registrant from IAC/InterActiveCorp (as described in the Prospectus which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the spin-off will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 1, 2008

PROSPECTUS

TICKETMASTER

72,186,499 Shares of Common Stock, Par Value $0.01 Per Share

        This prospectus is being furnished to you as a stockholder of IAC in connection with the spin-off by IAC/InterActiveCorp to its stockholders of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster (the "Company" or "Ticketmaster") and Tree.com, Inc. ("Tree.com") (each, a "Spinco" and collectively, the "Spincos"), each a wholly-owned subsidiary of IAC that at the time of its spin-off will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        To implement the spin-offs, IAC, the Company and the other Spincos will effect a series of restructuring transactions following which IAC will distribute all of the outstanding shares of common stock of the Spincos on a pro rata basis to the holders of IAC common stock and/or Class B common stock. Each of you, as a holder of IAC common stock and/or Class B common stock, will receive one-fifth of a share of common stock of HSNi, one-fifth of a share of common stock of ILG, one-fifth of a share of common stock of Ticketmaster and one-thirtieth of a share of common stock of Tree.com for every share of IAC common stock and/or Class B common stock that you held at the close of business on [    •    ], 2008, the record date for the spin-offs. The spin-offs will be effective as of [    •    ], 2008, unless otherwise determined by IAC's board of directors.

        Immediately after the spin-off of Ticketmaster is completed, Ticketmaster will be a separate public company. All of the outstanding shares of the common stock of Ticketmaster are currently owned by IAC. Accordingly, there currently is no public trading market for the common stock of Ticketmaster. Ticketmaster has been approved to list its common stock under the ticker symbol "TKTM" on the NASDAQ Stock Market.

        No vote of IAC stockholders is required in connection with the Ticketmaster spin-off. Neither IAC nor the Company is asking you for a proxy, and you are not requested to send us a proxy. IAC stockholders will not be required to pay any consideration for the shares of common stock of the Company they receive in the spin-off, and they will not be required to surrender or exchange shares of their IAC common stock and/or Class B common stock or take any other action in connection with the spin-off.

        In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 8 of this prospectus.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [    •    ], 2008.

i

        This prospectus describes the businesses of the Company as though they were its businesses for all historical periods described. However, IAC and the Company will effect certain restructuring steps described in this prospectus before IAC completes the Ticketmaster spin-off. References in this prospectus to the historical assets, liabilities, products, businesses or activities of the businesses of the Company are intended to refer to the historical assets, liabilities, products, businesses or activities of the relevant businesses as those businesses were conducted as part of IAC prior to the spin-off. Following the spin-off, the Company will be a separate, publicly traded company, and IAC will have no continuing stock ownership in the Company. The historical combined financial information of the Company as part of IAC contained in this prospectus is not necessarily indicative of its future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of the Company would have been had it been operated as a stand-alone company during the periods presented.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date and the Company does not undertake any obligation to update the information unless required to do so by law.

SUMMARY

        This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, its annexes and the documents filed as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

        Except as otherwise indicated or unless the context otherwise requires, (i) "Spinco" refers to any of HSNi, ILG, Ticketmaster and Tree.com and their respective subsidiaries, (ii) "Spincos" refers to all of the foregoing collectively, (iii) "IAC/InterActiveCorp" and "IAC" refer to IAC/InterActiveCorp and its consolidated subsidiaries other than, for all periods following the spin-offs, the Spincos, (iv) "HSNi" refers to HSN, Inc., (v) "ILG" refers to Interval Leisure Group, Inc., (vi) "Ticketmaster," the "Company," "we," "our" or "us" refers to Ticketmaster, (vii) "Tree.com" refers to Tree.com, Inc. and (viii) "Spin-Off," "spin-off" or "distribution" refers to the distribution by IAC of the common stock of the Company, the "spin-offs," the "distributions" or the "separation" refers collectively to the distribution by IAC of the common stock of the Company and the other Spincos, as more fully described in this prospectus.

Company Information

        Ticketmaster was incorporated in Delaware in September 1995. Its principal offices are located at 8800 Sunset Blvd., West Hollywood, CA 90069. Its main telephone number is 310-360-3300.

Business of Ticketmaster

        As the world's leading live entertainment ticketing and marketing company, Ticketmaster connects the world to live entertainment. Ticketmaster currently operates in 20 countries worldwide, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet, and related proprietary Internet and mobile channels, approximately 6,700 independent sales outlets and 19 call centers worldwide. Established in 1976, Ticketmaster served more than 10,000 clients worldwide in 2007 across multiple live event categories, providing exclusive ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. Ticketmaster's distribution channels and client base provide it with significant scale. In 2005, 2006 and 2007, Ticketmaster brands and businesses sold approximately 118 million, 127 million and 141 million tickets, respectively, which were valued at over $6.2 billion, $7.0 billion and $8.3 billion, respectively. Ticketmaster expects the number and value of the tickets it sells to continue to increase.

Businesses of the Other Spincos

        HSNi.    HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and HSN.com. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products through the HSN television network and HSN.com. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

        ILG.    ILG is a leading provider of membership services to the vacation ownership industry, which is a segment of the broader hospitality industry. Vacation ownership is a term used to describe the shared ownership of vacation real estate and includes those businesses which develop, manage, operate and sell vacation interests (i.e. the ownership or use of accommodations at a given property or properties, together with associated amenities and facilities for a specified period of time). ILG's principal business segment, Interval, makes available vacation ownership membership services to individual members of its exchange networks, which allows such members to exchange the use and occupancy of their vacation interest for comparable, alternative accommodations at the same or another resort participating in an Interval exchange network and provides such members with certain value-added products and services depending on the program and country of residence. Interval also makes available related services to developers of the resorts participating in its exchange networks worldwide. ILG's other business segment, RQH, was acquired in May 2007 and is a provider of vacation rental and property management services to vacationers and vacation property owners across Hawaii.

        Tree.com.    Through its various subsidiaries, Tree.com currently operates a lending business (the "Lending Business") and a real estate business (the "Real Estate Business"). The Lending Business consists of online networks, principally LendingTree.com and GetSmart.com, as well as call centers, which match consumers with lenders and loan brokers. In addition, the Lending Business originates, processes, approves and funds various types of residential real estate loans under two brand names, LendingTree Loans® and HomeLoanCenter.com®, and offers residential mortgage loan settlement services under the name LendingTree Settlement Services. The Real Estate Business consists primarily of an internet-enabled national residential real estate brokerage that currently operates offices under the brand name "RealEstate.com, REALTORS." The Real Estate Business also consists of a brokerage that matches residential home buyers interested in newly constructed homes with builders and currently operates under the brand name "iNest®."

Overview of the Separation

        On July 1, 2008, the Board of Directors of IAC approved a plan to separate IAC into five separate, publicly traded companies via the distribution of all of the outstanding shares of common stock of the Spincos, each a wholly-owned subsidiary of IAC, with each Spinco having a single class of common stock. At the time of the spin-offs, the Spincos will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to the businesses of HSNi, ILG, Ticketmaster and Tree.com respectively refer to the businesses described above.

        Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.

        Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the separation of the Spincos and provide a framework for the relationships of the Spincos with IAC and each other. Immediately following the spin-offs, IAC stockholders will own 100% of the outstanding common stock of each of the Spincos.

QUESTIONS AND ANSWERS ABOUT TICKETMASTER AND THE SPIN-OFFS

Why are the spin-offs structured as dividends?	IAC believes that a tax-free distribution of shares of the Spincos to IAC stockholders is a tax-efficient way to separate HSNi, ILG, Ticketmaster and Tree.com from the rest of IAC in a manner that will create long-term value for IAC stockholders.
How will the Ticketmaster spin-off occur?
IAC will distribute to its stockholders via dividend all of the outstanding shares of common stock of Ticketmaster owned by IAC, which will be 100% of the common stock of Ticketmaster outstanding immediately prior to the spin-offs
How many shares of Ticketmaster will I receive?
Unless otherwise determined by the IAC Board of Directors prior to the distribution date, for every share of IAC common stock or Class B common stock held by you as of the record date, you will receive one-fifth of a share of common stock of Ticketmaster. IAC will not distribute any fractional shares of Ticketmaster common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The number of shares that IAC will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Ticketmaster common stock.

Can IAC decide not to complete the Ticketmaster spin-off?
Yes. The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and related transactions at any time prior to the distribution date. This means that IAC has the right not to complete the spin-off of any or all of the Spincos if, at any time, the IAC Board of Directors determines, at its sole discretion, that the spin-off is not in the best interests of IAC or its stockholders. Alternatively, the IAC Board of Directors may determine to delay the spin-off of one or more of the Spincos, in which event the spin-offs may not occur simultaneously. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions. See "The Separation—Conditions to the Spin-offs."
What is the record date for the Ticketmaster spin-off?	The record date for determining stockholders entitled to receive the shares of Ticketmaster in the spin-off is the close of business on [ • ], 2008.
What is the distribution date for the Ticketmaster Spin-off?	The distribution date for distributing the shares of common stock of Ticketmaster under the spin-off is [ ], 2008. However, the IAC Board of Directors may determine to delay the spin-off.
What other transactions affecting Ticketmaster are occurring with the spin-off?
IAC currently expects that in connection with the spin-off of Ticketmaster, Ticketmaster will distribute to IAC approximately $724 million in cash. To fund this distribution, we have entered into certain financing arrangements described below. Additionally, we may distribute some amount of cash on hand, but the amount of the distribution is not presently knowable and is unlikely to be material. The financing arrangements for Ticketmaster consist of a combination of secured credit facilities and privately-issued debt securities. Our expected borrowing arrangements are described under "Transfers to IAC and Financing." We also expect to dividend to IAC prior to the spin-offs all net receivables owed to us by IAC and its affiliates.
In addition, IAC expects to effect a reverse stock split following the spin-offs, as described under "The Separation—Results of the Separation."

What are the U.S. federal income tax consequences of the spin-offs to IAC stockholders?
IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the Internal Revenue Service (the "IRS") and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. Assuming the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of a fractional share of Spinco common stock. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.
What will the relationships among IAC and each of the Spincos be following the spin-offs?
Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the spin-offs and provide a framework for the relationships of each of the Spincos with IAC and the other Spincos. These agreements will govern our relationships with IAC and the other Spincos subsequent to the completion of the spin-off. See "Certain Relationships and Related Party Transactions—Relationships Among IAC and the Spincos."

Will I receive physical certificates representing shares of common stock of Ticketmaster following the separation?
No. Following the separation, neither IAC nor Ticketmaster will be issuing physical certificates representing shares of the common stock of Ticketmaster. Instead, IAC, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of Ticketmaster common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The Bank of New York will mail you a book-entry account statement that reflects your shares of Ticketmaster common stock, or your bank or brokerage firm will credit your account for the shares.
What if I want to sell my IAC common stock or my common stock in Ticketmaster?
You should consult with your financial advisors, such as your stockbroker or bank. Neither IAC nor Ticketmaster makes any recommendations on the purchase, retention or sale of shares of IAC common stock or the Spinco common stock to be distributed.

If you decide to sell any shares before the spin-offs, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IAC shares or Spinco shares you will receive in the spin-offs or both.
Where will I be able to trade shares of the common stock of Ticketmaster?
There is not currently a public market for the common stock of Ticketmaster. We have been approved to list our common stock on the NASDAQ Stock Market, or "NASDAQ," under the symbol "TKTM." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis prior to the distribution date and will continue up to and including through the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a "when-issued" basis, you may purchase or sell your Ticketmaster common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of Ticketmaster common stock.

Will the number of IAC shares I own change as a result of the spin-offs?
No. The number of shares of IAC common stock you own will not change as a result of the spin-offs. However, in connection with the spin-offs, and as described under "The Separation—Results of the Separation," IAC expects to effect a reverse stock split following the spin-offs.
What will happen to the listing of IAC common stock?	Nothing. IAC common stock will continue to be traded on NASDAQ under the symbol "IACI."
Which businesses will be retained by IAC following the spin-offs?
Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite, and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.
Are there risks to owning Ticketmaster common stock?
Yes. Our business is subject to both general and specific risks relating to our business, leverage, relationship with IAC and being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this prospectus beginning on page 8. You are encouraged to read that section carefully.
Where can IAC stockholders get more information?	Before the spin-offs, if you have any questions relating to the spin-offs, you should contact:
IAC Investor Relations 555 West 18th Street New York, NY 10011 Tel: (212) 314-7400 Fax: (212) 314-7379 ir@iac.com
Is Liberty Media Corporation challenging the spin-offs?
No. Liberty Media Corporation and IAC have agreed to a single-tiered voting structure for each of the Spincos and the Spinco governance provisions as set forth under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

RISK FACTORS

RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC

After our spin-off from IAC, we may be unable to make the changes necessary to operate effectively as a separate public entity.

        Following our spin-off from IAC, IAC will have no obligation to provide financial, operational or organizational assistance to us, other than limited services pursuant to a transition services agreement that we will enter into with IAC and the other Spincos in connection with the spin-offs. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NASDAQ's continued listing requirements, as well as generally applicable tax and accounting rules. We may be unable to implement successfully the changes necessary to operate as an independent public entity.

We expect to incur increased costs relating to operating as an independent company that could cause our cash flow and results of operations to decline.

        We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require new expenditures, place new demands on our management and will require the hiring of additional personnel. We may need to implement additional systems that require new expenditures in order to adequately function as a public company. Such expenditures could adversely affect our business, financial condition and results of operations.

        In addition, IAC's businesses, by virtue of being under the same corporate structure, currently share economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other Spincos will own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

If one or more spin-offs, together with certain related transactions, were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, IAC, the Spincos and IAC stockholders may be subject to significant tax liabilities.

        IAC expects to receive a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Section 355 and/or Section 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs. The IRS private letter ruling and the opinions will be based on, among other things, certain assumptions as well as the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel or IAC's external tax advisors. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinions may be invalid.

        Moreover, as noted above, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion of counsel, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If one or more spin-offs were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, then IAC generally would recognize gain in an amount equal to the excess of (i) the fair market value of the Spinco common stock distributed to the IAC stockholders in such taxable spin-off over (ii) IAC's tax basis in the common stock of such Spinco. In addition, each IAC stockholder who received Spinco common stock in such taxable spin-off generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Spinco common stock received (including any fractional share sold on behalf of the stockholder) in such spin-off, which would be taxable as a dividend to the extent of the stockholder's ratable share of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the IAC stockholder's tax basis in its IAC stock, with any remaining amount being taxed as capital gain. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

        Under the Tax Sharing Agreement that we will enter into with IAC and the other Spincos, each Spinco generally would be required to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or the other Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

Certain transactions in IAC or Spinco equity securities could cause one or more of the spin-offs to be taxable to IAC and may give rise to indemnification obligations of Ticketmaster under the Tax Sharing Agreement.

        Current U.S. federal income tax law creates a presumption that the spin-off of a Spinco would be taxable to IAC, but not to its stockholders, if such spin-off is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or such Spinco. Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several "safe harbors" for acquisitions that are not considered to be part of a plan.

        These rules will limit our ability and the ability of IAC during the two-year period following the spin-offs to enter into certain transactions that might be advantageous to them and their respective stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the Tax Sharing Agreement, there will be restrictions on our ability to take such actions for a period of 25 months from the day after the date of our spin-off from IAC.

        In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. See "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs" and "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition to actions of IAC and the Spincos, certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or such Spinco, respectively, could have a similar effect on the tax-free status of the spin-offs as transactions to which IAC or a Spinco is a party. As of April 30, 2008, Liberty Media Corporation and certain of its affiliates, in the aggregate, owned IAC stock representing approximately 61.6% by vote and 29.9% by value and, assuming no acquisitions or dispositions of IAC stock by Liberty Media Corporation or its affiliates between such date and the date of the spin-offs, are expected to own stock of each Spinco representing approximately 29.9% by vote and value. Accordingly, in evaluating our ability and the ability of IAC to engage in certain transactions involving our or IAC's equity securities, we and IAC will need to take into account the activities of Liberty Media Corporation and its affiliates.

        As a result of these rules, even if the Ticketmaster spin-off otherwise qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, transactions involving Ticketmaster or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of Ticketmaster as described above. Although the restrictive covenants and indemnification provisions contained in the Tax Sharing Agreement are intended to minimize the likelihood that such an event will occur, the Ticketmaster spin-off may become taxable to IAC as a result of transactions in IAC or Ticketmaster equity securities.

The market price and trading volume of Ticketmaster securities may be volatile and may face negative pressure.

        There is currently no trading market for any Ticketmaster securities. Investors may decide to dispose of some or all of the Ticketmaster securities that they receive in the Ticketmaster spin-off. Ticketmaster securities issued in the Ticketmaster spin-off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price. It is not possible to accurately predict how investors in Ticketmaster's securities will behave after the Ticketmaster spin-off. The market price for Ticketmaster's securities following the Ticketmaster spin-off may be more volatile than the market price of IAC securities before the spin-off. The market price of Ticketmaster's securities could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to our performance. These factors may result in short- or long-term negative pressure on the value of the Ticketmaster securities.

After our spin-off from IAC, our securities may not qualify for placement in investment indices. In addition, our securities may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of our securities and may impair our ability to raise capital through the sale of securities.

        Some of the holders of IAC securities are index funds tied to NASDAQ or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we will initially have a lower market capitalization than IAC has today. As a result, our securities may not qualify for those investment indices. In addition, the securities that are received in the Ticketmaster spin-off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the Ticketmaster spin-off, and the price of our securities may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities.

Financing—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with our spin-off from IAC, we expect to incur indebtedness of approximately $750 million. We expect that we will distribute most or all of the proceeds from this indebtedness to IAC.

        These arrangements may limit our ability of to secure significant, additional financing in the future on favorable terms. Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on our ability to secure financing on favorable terms, if at all.

        We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing services, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. Also, our ability to engage in significant equity issuances will be limited or restricted after our spin-off from IAC in order to preserve the tax-free nature of the distribution.

The spin-off agreements were not the result of arm's length negotiations.

        The agreements that we will enter into with IAC and the other Spincos in connection with the spin-offs, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC, in consultation with the Spincos, with the intention of maximizing the value to current IAC's shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties.

RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING
TICKETMASTER'S SPIN-OFF FROM IAC

Live Entertainment Industry and General Economic Trends—Our success depends, in significant part, on entertainment, sporting and leisure events and factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.

        We sell tickets to live entertainment, sporting and leisure events at arenas, stadiums, theaters and other facilities, and accordingly, our business, financial condition and results of operations are directly affected by the popularity, frequency and location of such events. Ticket sales are sensitive to fluctuations in the number and pricing of entertainment, sporting and leisure events and activities offered by promoters, teams and facilities, and adverse trends in the entertainment, sporting and leisure event industries could adversely affect our business, financial condition and results of operations. We rely on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, our success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events and the prices that the public is willing to pay to attend such events, as well as the availability of popular artists, entertainers and teams.

        In addition, general economic conditions, consumer trends, work stoppages, natural disasters and terrorism could have a material adverse effect on our business, financial condition and results of operations. Entertainment-related expenditures are particularly sensitive to business and personal discretionary spending levels, which tend to decline during general economic downturns.

Third Party Relationships—We depend on relationships with clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        Our success is dependent, in significant part, on the ability of our businesses to maintain and renew relationships with existing clients and to establish new client relationships. We anticipate that for the foreseeable future, the substantial majority of our revenues will be derived from online and offline sales of tickets. We also expect that revenues from primary ticketing services, which consist primarily of per ticket convenience charges and per order "order processing" fees, will continue to comprise the substantial majority of our consolidated revenues. For the year ended December 31, 2007, our businesses provided primary ticketing services to over 9,000 clients.

        Securing the right to sell tickets depends, in substantial part, on the ability of our businesses to enter into, maintain and renew client contracts on favorable terms. Revenue attributable to our largest client, Live Nation (including its subsidiary, House of Blues), represented approximately 17% of our total revenue in 2007. This client relationship consists of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expires on December 31, 2008, and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009, and a Canadian agreement that expires on March 1, 2010). Revenue attributable to the worldwide agreement and the agreement covering England, Scotland and Wales represented approximately 11% and 3%, respectively, of our total revenues in 2007. Each party has the right to terminate the agreement covering England, Scotland and Wales as of December 31, 2008, in which case Live Nation would be obligated to pay us a termination fee in an amount equal to 1.25 times the average of our annual net profits under the agreement for 2007 and 2008. We anticipate that none of these agreements will be renewed. In addition, Live Nation has publicly announced that it will launch its own ticketing business in 2009 and that it intends to ticket Live Nation events and compete with Ticketmaster for third party clients.

        We cannot provide assurances that our businesses will continue to be able to maintain other existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, facilities, promoters and other potential clients are increasingly electing to self-ticket and/or distribute a growing number of tickets through client direct or other new channels, which could adversely impact the ability of our businesses to secure renewals and new client contracts. The non-renewal or termination of an agreement with a major client or multiple agreements with a combination of smaller clients could have a material adverse effect on our business, financial condition and results of operations.

        Another important component of our success is the ability of our businesses to maintain existing and build new relationships with third party distribution channels and service providers, including providers of credit card processing and delivery services, as well as advertisers, among other parties. Any adverse changes in these relationships, including the inability of these parties to fulfill their obligations to our businesses for any reason, could adversely affect our business, financial condition and results of operations.

Brand Recognition—Failure to maintain brand recognition and attract and retain customers in a cost-effective manner could adversely affect our business, financial condition and results of operations.

        Maintaining and promoting the Ticketmaster and ticketmaster.com (and related international) brand names and, to a lesser extent, the ticketsnow.com, ticketweb.com, museumtix.com and tmvista.com (and related international) brand names, is critical to the ability of our businesses to attract consumers and business customers to their respective websites and other distribution channels. We believe that the importance of brand recognition will increase, given the growing number of online ticketing services due to relatively low barriers to entry to providing internet online content and services. Accordingly, our businesses have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, branding and other marketing initiatives, including search engine optimization techniques and paid search engine marketing, neither of which may be successful or cost-effective. Ticketmaster believes that rates for desirable online advertising and marketing are likely to increase in the foreseeable future. The failure of our businesses to maintain the recognition of their respective brands and to attract and retain consumers in a cost-effective manner could adversely affect our business, financial condition and results of operations.

Acquisitions—We may experience operational and financial risks in connection with acquisitions. In addition, some of the businesses acquired by us may incur significant losses from operations or experience impairment of carrying value.

        Our growth may depend upon future acquisitions and depends, in part, on our ability to successfully integrate historical acquisitions. We may experience operational and financial risks in connection with acquisitions. To the extent that we continue to grow through acquisitions, we will need to:

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  successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;

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  retain the clients of the acquired businesses;

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  retain senior management and other key personnel at acquired businesses; and

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  successfully manage acquisition-related strain on our management, operations and financial resources and/or those of acquired businesses.

        We may not be successful in addressing these challenges or any others encountered in connection with historical and future acquisitions and the failure to do so could adversely affect our business, financial condition and results of operations. The anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and/or contingent liabilities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more unfavorable events or trends, which could result in impairment charges. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

        Through certain recent (and potentially future) acquisitions, such as the acquisitions of TicketsNow, Emma Entertainment, Echo and GetMeIn!, we entered (or may enter) into aspects of the ticketing and/or entertainment industries in which we have not previously participated directly. Acquisitions of this nature could adversely affect relationships with new and potential clients to the extent that clients view the interests of acquired businesses, or those of Ticketmaster overall following the completion of any such acquisitions, as competing with or diverging from their own, which could adversely impact our relationships with its clients and its ability to attract new clients, which would adversely affect our business, financial condition and results of operations.

International Presence and Expansion—Our businesses operate in international markets in which they have limited experience. Our businesses may not be able to successfully expand into new, or further into existing, international markets.

        We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and expect to continue to expand our international presence. See "Business of Ticketmaster—International Operations." We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

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  political instability and unfavorable economic conditions in the markets in which we currently have international operations or into which our brands and businesses may expand;

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  more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, including the regulation of the provision of primary ticketing and ticket resale services, as well promotional, marketing and other related services, which could result in increased compliance costs and/or otherwise restrict the manner in which our businesses provide services and the amount of related fees charged for such services;

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  limitations on the enforcement of intellectual property rights, which would preclude us from building the brand recognition upon which we have come to rely in many jurisdictions;

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  limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings to us;

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  adverse tax consequences;

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  limitations on technology infrastructure, which could limit our ability to migrate international operations to the Ticketmaster System, which would result in increased costs;

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  lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and

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  difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing foreign operations, which we might not be able to do effectively, or if so, on a cost-effective basis.

        Our ability to expand our international operations into new, or further into existing, jurisdictions will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenues generated by international operations are insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

        In addition, the ticketing industry in many jurisdictions abroad is more fragmented and local than it is in the United States. Our success in these markets will depend on the ability of our businesses to create economies of scale by consolidating within each market geographically, which would most likely occur over a prolonged period, during which significant investments in technology and infrastructure would be required. In the case of expansion through organic growth, we would face substantial barriers to entry in new, and expansion into existing, markets due primarily to the risks and concerns discussed above, among others.

        Lastly, to the extent that costs and prices for services are established in local currencies and adjusted to U.S. dollars based on then-current exchange rates, we will be exposed to foreign exchange rate fluctuations. After accounting for such fluctuations, we may be required to record significant gains or losses, the amount of which will vary based on then current exchange rates, which could cause our results to differ materially from expectations. As we continue to expand our international presence, our exposure to exchange rate fluctuations will increase.

Changing Customer Requirements and Industry Standards—Our businesses may not be able to adapt quickly enough to changing customer requirements and industry standards.

        The e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. Our businesses may not be able to adapt quickly enough and/or in a cost-effective manner to changes in industry standards and customer requirements and preferences, and their failure to do so could adversely affect our business, financial condition and results of operations. In addition, the continued widespread adoption of new internet or telecommunications technologies and devices or other technological changes could require our businesses to modify or adapt their respective services or infrastructures. The failure of our businesses to modify or adapt their respective services or infrastructures in response to these trends could render their existing websites, services and proprietary technologies obsolete, which could adversely affect our business, financial condition and results of operations.

        In addition, we are currently in the process of migrating our international brands and businesses to the Ticketmaster System in an attempt to provide consistent and state-of-the-art services across our businesses and to reduce the cost and expense of maintaining multiple systems, which we may not be able to complete in a timely or cost-effective manner. Delays or difficulties in implementing the Ticketmaster System, as well as any new or enhanced systems, may limit our ability to achieve the desired results in a timely manner. Also, we may be unable to devote financial resources to new technologies and systems in the future, which could adversely affect our business financial condition and results of operations.

Compliance and Changing Laws, Rules and Regulations—Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and legal uncertainty, could adversely affect our business, financial condition and results of operations.

        Since our businesses sell tickets and provide related services to consumers through a number of different online and offline channels, they are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the United States and abroad, which are subject to change at any time. For example, our businesses conduct marketing activities via the telephone and/or through online marketing channels, which activities are governed by numerous federal and state regulations, such as the Telemarketing Sales Rule, state telemarketing laws and the CAN-SPAM Act, among others. Our businesses are also subject to laws, rules and regulations applicable to providers of primary ticketing and ticket resale services, which in some cases regulate the amount of transaction and other fees that they may be charged in connection with primary ticketing sales and/or the ticket prices that may be charged in the case of ticket resale services, and new legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which our businesses sell tickets and provide services. For example, several U.S. states and cities, Canadian provinces, the United Kingdom and European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which our businesses provide primary ticketing and ticket resale services would require our businesses to change certain aspects of their business, operations and client relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject us to additional liabilities.

        In addition, the application of various domestic and international sales, use, value-added and other tax laws, rules and regulations to our historical and new products and services is subject to interpretation by applicable taxing authorities. While we believe that we are compliant with current tax provisions, taxing authorities may take a contrary position and such positions may adversely affect our business, financial condition and results of operations.

        From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to compliance by us and our businesses with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved each such material investigation, inquiry or litigation. We have incurred significant legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future should investigations and litigation be instituted. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent our businesses from engaging in the ticketing business generally (or in a particular market thereof) or subject them to potential damage assessments, all of which could have a material adverse effect on our business, financial condition and results of operations.

Maintenance of Systems and Infrastructure—Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on our business, financial conditions and results of operations.

        Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems for certain aspects of their operations, disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial conditions and results of operations.

        In addition, any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Claims could also be made against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online. Consumers are generally concerned with security and privacy of the Internet, and any publicized security problems affecting our businesses and/or those of third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

        Our businesses may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Intellectual Property—We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

        We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

        We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

        We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability of to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

        Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. We consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or inventions are identified, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that our processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

        From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements in this prospectus, the public filings or other public statements of the Company are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. Forward-looking statements include the information regarding future financial performance, business prospects and strategy, including the completion of the spin-offs and the realization of related anticipated benefits, anticipated financial position, liquidity and capital needs and other similar matters, in each case relating to the Company.

        Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

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  adverse changes in economic conditions generally or in any of the markets or industries in which the businesses of the Company operate;

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  changes in senior management at the Company;

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  adverse changes to, or interruptions in, relationships with third parties;

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  changes affecting the ability of the Company to efficiently maintain and grow the market share of its various brands, as well as to extend the reach of these brands through a variety of distribution channels and to attract new (and retain existing) customers;

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  consumer acceptance of new products and services offered by the Company;

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  the rates of growth of the Internet and the e-commerce industry;

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  changes adversely affecting the ability of the Company to adequately expand the reach of its businesses into various international markets, as well as to successfully manage risks specific to international operations and acquisitions, including the successful integration of acquired businesses;

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  future regulatory and legislative actions and conditions affecting the Company, including:

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  the promulgation of new, and/or the amendment of existing laws, rules and regulations applicable to the Company and its businesses; and

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  changes in the application or interpretation of existing laws, rules and regulations in the case of the businesses of the Company. In each case, laws, rules and regulations include, among others, those relating to sales, use, value-added and other taxes, software programs, consumer protection and privacy, intellectual property, the Internet and e-commerce;

  •
  competition from other companies;

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  changes adversely affecting the ability of the Company and its businesses to adequately protect intellectual property rights, as well as to obtain licenses or other rights with respect to intellectual property in the future, which may or may not be available on favorable terms (if at all);

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  the substantial indebtedness of the Company and the possibility that the Company may incur additional indebtedness;

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  third-party claims alleging infringement of intellectual property rights by the Company or its businesses, which could result in the expenditure of significant financial and managerial resources, injunctions or the imposition of damages, as well as the need to enter into formal licensing or other similar arrangements with such third parties, which may or may not be available on favorable terms (if at all); and

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  natural disasters, acts of terrorism, war or political instability.

        Certain of these factors and other factors, risks and uncertainties are discussed in the "Risk Factors" section of this prospectus. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of IAC and the Company.

        You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors," in connection with considering any forward-looking statements that may be made by the Company generally. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

THE SEPARATION

General

        On July 1, 2008, the IAC Board of Directors approved the separation of IAC into five separate, publicly traded companies, with each Spinco having a single class of common stock: (1) IAC, (2) HSNi, (3) ILG, (4) Ticketmaster and (5) Tree.com. The separation will be accomplished through the distribution by IAC of all of the shares of the common stock of the Spincos held by IAC to holders of IAC common stock on the record date. Immediately following the distributions, IAC stockholders will own 100% of the outstanding common stock of IAC and the Spincos. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of Ticketmaster common.

        The Board of Directors of IAC has reserved the right to modify, delay or abandon the spin-off of any or all of the Spincos. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions described under "—Conditions to the Spin-Offs."

The Number of Shares You Will Receive in the Ticketmaster Spin-off

        For every share of IAC common stock and/or Class B common stock that you owned at the close of business on [    •    ], 2008, the record date, you will receive one-fifth of a share of common stock of Ticketmaster on the distribution date. As described below under "—When and How You Will Receive the Dividend," IAC will not distribute any fractional shares of Ticketmaster common stock to its stockholders.

When and How You Will Receive the Dividend

        IAC will distribute the shares of Ticketmaster common stock on [    •    ], 2008, the distribution date. However, the IAC Board of Directors may determine to delay the Ticketmaster spin-off. The Bank of New York, which currently serves as the transfer agent and registrar for IAC's common stock, will serve as transfer agent and registrar for the Ticketmaster common stock and as distribution agent in connection with the spin-offs.

        If you own IAC common stock and/or Class B common stock as of the close of business on the record date, the shares of Spinco common stock that you are entitled to receive in the spin-off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the spin-off.

        Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of IAC common stock and/or Class B common stock and you are the registered holder of the IAC shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Spinco common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of Ticketmaster common stock registered in book-entry form, you are encouraged to contact The Bank of New York by mail at 480 Washington Blvd, Jersey City, NJ 07310 or PO Box 358015, Pittsburgh, PA 15252-8015, by phone at 866-203-6218 (US and Canada) or 201-680-6685 (International), or by email at shrrelations@bnymellon.com.

        Most IAC stockholders hold their shares of IAC common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your IAC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of common stock of the Spincos that you are entitled to receive in the spin-offs. If you have any questions concerning the mechanics of having shares of Ticketmaster common stock held in "street name," you are encouraged to contact your bank or brokerage firm.

The Bank of New York, as distribution agent, will not deliver any fractional shares of Ticketmaster common stock in connection with the spin-off. Instead, The Bank of New York will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. If you physically hold IAC common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your IAC stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and should electronically credit your account for your share of such proceeds.

Results of the Separation

        After the spin-off, we will be a separate publicly traded company. Immediately following the spin-offs, based on the number of registered stockholders of IAC common stock and Class B common stock on February 25, 2008, and without giving effect to "when-issued" trading, we expect to have approximately 1,500 stockholders of record.

        The actual number of shares to be distributed will be determined based on the number of shares of IAC common stock and class B common stock outstanding on the record date and will reflect the issuance of IAC common stock in connection with any exercise of IAC options, vesting of restricted share units or conversion of other convertible IAC securities between the date the IAC Board of Directors declares the dividend for the distribution and the record date for the spin-off and the issuance of IAC shares under vested IAC equity-based awards between the record date for the spin-off and the distribution date.

        The spin-offs will not affect the number of outstanding shares of IAC common stock and/or Class B common stock or any rights of IAC stockholders. However, in connection with the spin-offs, as more fully described in IAC's proxy statement under Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed on July 10, 2008, IAC has sought approval from its stockholders of a proposal to amend its Restated Certificate of Incorporation to effect a 1-for-2 reverse stock split of its common stock and Class B common stock, which may be implemented by IAC's Board of Directors in its sole discretion immediately following the completion of the spin-offs or, if not all of the spin-offs are effected substantially simultaneously, immediately following the first spin-off. If the reverse stock split is approved by IAC's stockholders and implemented by IAC's Board of Directors, each two shares of IAC common stock or Class B common stock will be combined into one share of IAC common stock or Class B common stock, respectively. The purpose of implementing the reverse stock split would be to seek to increase the per share trading price of IAC's common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented. An increased trading price could increase interest from institutional investors, investment funds and brokerage firms in IAC common stock, lower the transaction costs involved in purchasing IAC common stock and improve the trading liquidity of IAC common stock. There can be no assurance that the reverse stock split would have the effect of increasing the per share trading price of IAC common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented.

Material U.S. Federal Income Tax Consequences of the Spin-Offs

        The following section describes the material U.S. federal income tax consequences of the spin-offs to "U.S. holders" (as defined below) of IAC common stock. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of IAC common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds IAC common stock, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding IAC common stock, please consult your tax advisor.

        This discussion only addresses holders of IAC common stock that are U.S. holders and hold such stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. holders, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, tax-exempt organizations, partnerships or other flow-through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, and holders who hold their IAC common stock as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired IAC common stock pursuant to the exercise of employee stock options or otherwise as compensation). This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of IAC common stock. In addition, no information is provided herein with respect to the tax consequences of the spin-offs under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

        IAC STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPIN-OFFS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

        IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC board of directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S.

federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs.

  Certain U.S. Federal Income Tax Consequences if Each of the Spin-Offs Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code

        Assuming that each of the spin-offs qualifies as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code:

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of IAC as a result of the spin-offs, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the spin-offs and with respect to any "excess loss account" or "intercompany transaction" required to be taken into account by IAC under U.S. Treasury regulations relating to consolidated federal income tax returns;

  •
  an IAC stockholder will not recognize income, gain, or loss as a result of the receipt of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of fractional shares of Spinco common stock;

  •
  an IAC stockholder's aggregate tax basis in such stockholder's Spinco common stock received in the spin-offs (including any fractional share interests in Spinco common stock for which cash is received) will equal such stockholder's aggregate tax basis in its IAC common stock immediately before the spin-offs, allocated between the IAC common stock and the common stock of each Spinco (including any fractional share interest of Spinco common stock for which cash is received) in proportion to their relative fair market values on the date of the spin-offs;

  •
  an IAC stockholder's holding period for Spinco common stock received in the spin-offs (including any fractional share interests of Spinco common stock for which cash is received) will include the holding period for that stockholder's IAC common stock; and

  •
  an IAC stockholder who receives cash in lieu of a fractional share of Spinco common stock in the spin-offs will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the IAC stockholder's adjusted tax basis in the fractional share of Spinco common stock. Such gain or loss will be long-term capital gain or loss if the stockholder's holding period for its Spinco common stock exceeds one year.

        If an IAC stockholder holds different blocks of IAC common stock (generally, shares of IAC common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Spinco common stock received in the spin-offs in respect of particular blocks of IAC common stock.

        U.S. Treasury regulations require IAC stockholders who receive Spinco common stock in the spin-offs to attach to their U.S. federal income tax returns for the year in which the Spinco stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the spin-offs.

  Certain U.S. Federal Income Tax Consequences If One or More of the Spin-Offs Were Taxable

        The IRS private letter ruling and/or the opinion of counsel will be based on, among other things, certain assumptions as well as on the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinion of counsel may be invalid.

        Moreover, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If the IRS were to assert successfully that one or more of the spin-offs were taxable, the above consequences would not apply with respect to such spin-off and both IAC and holders of IAC common stock who received shares of Spinco common stock in such spin-off could be subject to tax, as described below. In addition, certain events that may or may not be within the control of IAC or a Spinco, including extraordinary purchases of IAC common stock or Spinco common stock, could cause one or more of the spin-offs not to qualify as tax free to IAC and/or holders of IAC common stock. Depending on the circumstances, a Spinco may be required to indemnify IAC and the other Spincos for some or all of the taxes and certain related losses resulting from the spin-off of such Spinco not qualifying as tax free under Sections 355 and/or 368(a)(1)(D) of the Code. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement." If a spin-off were taxable, then:

  •
  IAC would recognize gain in an amount equal to the excess of the fair market value of Spinco common stock on the date of the spin-off distributed to IAC stockholders over IAC's adjusted tax basis in the stock of such Spinco, and IAC may also recognize income or gain with respect to certain restructuring transactions undertaken in connection with such spin-off;

  •
  each IAC stockholder who received Spinco common stock in the taxable spin-off would be treated as having received a taxable distribution in an amount equal to the fair market value of such Spinco stock (including any fractional shares sold on behalf of the stockholder) on the spin-off date. That distribution would be taxable to the stockholder as a dividend to the extent of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). Any amount that exceeded IAC's earnings and profits would be treated first as a non-taxable return of capital to the extent of the IAC stockholder's tax basis in its IAC common stock with any remaining amounts being taxed as capital gain;

  •
  certain stockholders could be subject to additional special rules, such as rules relating to the dividends received deduction and extraordinary dividends; and

  •
  a stockholder's tax basis in Spinco common stock received generally would equal the fair market value of Spinco common stock on the spin-off date, and the holding period for that stock would begin the day after the spin-off date.

        Even if one or more spin-offs otherwise qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, they could be taxable to IAC under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest, by vote or value, in IAC or one of the Spincos during the four-year period beginning on the date which is two years before the date of the spin-off, as part of a plan or series of related transactions that includes the spin-off. If such an acquisition of IAC stock or Spinco stock were to trigger the application of Section 355(e), IAC would recognize taxable gain as described above, but the spin-offs would be tax free to IAC stockholders. In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

        In connection with the spin-offs, IAC and the Spincos will enter into a Tax Sharing Agreement. Under the Tax Sharing Agreement, each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or any of the Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFFS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH IAC STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFFS TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock of Ticketmaster

        There is currently no public market for the Ticketmaster common stock. We have been approved to list our common stock on NASDAQ under the symbol "TKTM." The Ticketmaster common stock has been approved for inclusion in the global select market tier of the Nasdaq Stock Market.

Trading Before the Distribution Date

        Beginning on or shortly before the record date and continuing through the distribution date, it is expected that there will be two markets in IAC common stock: a "regular-way" market and an "ex-distribution" market. Shares of IAC common stock that trade on the regular way market will trade with an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Shares that trade on the ex-distribution market will trade without an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Therefore, if you sell shares of IAC common stock in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive shares of the common stock of the Spincos in the spin-offs. If you own shares of IAC common stock at the close of business on the record date and sell those shares on the "ex-distribution" market, up to and including through the distribution date, you will still receive the shares of the common stock of the Spincos that you would be entitled to receive pursuant to your ownership of the shares of IAC common stock.

        Furthermore, beginning shortly before the distribution date and continuing up to and including through the distribution date, it is expected that there will be a "when-issued" market in the common stock of each of the Spincos. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of Spinco common stock that will be distributed to IAC stockholders on the distribution date. If you owned shares of IAC common stock at the close of business on the record date, you would be entitled to shares of the Spincos' common stock distributed pursuant to the spin-offs. You may trade this entitlement to shares of common stock of all or any of the Spincos, without the shares of IAC common stock you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to Spinco common stock will end and "regular-way" trading will begin.

Conditions to the Spin-Offs

        The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and the related transactions at any time prior to the distribution date. This means IAC may cancel or delay the planned distribution of common stock of all or any of the Spincos if at any time the Board of Directors of IAC determines that the distribution of such common stock is not in the best interests of IAC and its stockholders. If IAC's Board of Directors determines to cancel the spin-off of a Spinco, stockholders of IAC will not receive any dividend of common stock of such Spinco and IAC will be under no obligation whatsoever to its stockholders to distribute such shares.

        Absent a determination of IAC's Board of Directors to the contrary, the Spincos expect that the spin-offs will be effective on [    •    ], 2008, the distribution date. In addition, the spin-offs and related transactions are subject to the satisfaction or waiver (by IAC's Board of Directors in its sole discretion) of the following conditions:

  •
  the registration statement on Form S-1 filed by each of the Spincos with respect to its common shares shall have been declared effective by the SEC or become effective under the Securities Act of 1933, as amended (the "Securities Act"), no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the SEC;

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  the common stock of each of the Spincos shall have been accepted for listing on NASDAQ, subject to compliance with applicable listing requirements;

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  no order or other legal restraint or prohibition preventing the consummation of any of the spin-offs or related transactions shall be threatened, pending or in effect;

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  any material consents and governmental authorizations necessary to complete the spin-offs shall have been obtained and be in full force and effect;

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  the stockholders of IAC shall have approved, in accordance with the Delaware General Corporation Law (the "DGCL"), a merger agreement providing for the merger of a wholly-owned subsidiary of IAC with and into IAC pursuant to which all of the outstanding shares of preferred stock of IAC shall be converted into the right to receive cash;

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  the IAC Board of Directors shall have received a written solvency opinion, in form and substance acceptable to the IAC Board of Directors, from Duff & Phelps regarding the spin-offs and related transactions, which opinion shall not have been withdrawn or modified;

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  IAC shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance satisfactory to the IAC Board of Directors, regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (to the extent such qualification is not addressed by an Internal Revenue Service private letter ruling (the "IRS Ruling") received by IAC), which opinion (and, in the event IAC shall have received the IRS Ruling, the IRS Ruling) shall not have been withdrawn or modified;

  •
  IAC shall have received opinions from its external tax advisors, in form and substance satisfactory to the IAC Board of Directors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions (to the extent such matters are not addressed by the IRS Ruling) and certain state tax consequences to IAC of the spin-offs, which opinions shall not have been withdrawn or modified; and

  •
  IAC shall have received an opinion of Delaware counsel to IAC, in form and substance satisfactory to the IAC Board of Directors, to the effect that the spin-offs do not require approval of the stockholders of IAC under Section 271 of the DGCL.

Reasons for the Separation

        During the fall of 2007, IAC's management, in reviewing the strategic agendas and prospects of its various businesses, concluded that a separation of IAC into five separately traded public companies would best facilitate growth of the businesses. After discussion with the IAC Board of Directors, the Board agreed. Among the factors considered in arriving at this determination were:

  •
  While the Spincos share common attributes, both with each other and with IAC, they generally face different strategic and competitive challenges. As a result, IAC management and the IAC Board determined that, in IAC's current configuration, when facing strategic and operating issues for a particular business, whether having to do with transactional alternatives, capital investment, new business initiatives, compensation or otherwise, considerations of the other businesses and of the company as a whole had the potential to lead to different decisions than might be made by standalone companies. IAC concluded, therefore, that the current structure may not be the most responsive to the exigencies of each business and that the spin-offs will enhance the success of each business by enabling IAC and the Spincos to resolve the problems that arise from the operation of different businesses within the IAC group.

  •
  The lack of a liquid equity currency linked directly to the individual businesses constrained each business' ability to transact in its own industry and to provide equity-based incentive programs for employees that were entirely dependent on the performance of the specific business.

  •
  While efforts were underway to increase the benefits to each business resulting from being a part of IAC, including through cost savings, better talent development and deployment, increased business opportunities, and other initiatives, the common attributes of the Spincos were more limited than initially believed, and there was therefore a limit to the benefits to be realized from such integration and the time horizon for realizing such benefits was substantially longer than IAC had initially believed.

  •
  IAC believed that its stock performance during recent years did not reflect its operating performance or the true value of its businesses. IAC believed that this was in part because of the complexity involved in understanding a variety of businesses represented by a single equity investment, and that increased transparency and clarity into the different businesses of IAC would allow investors to more appropriately value the merits, performance and future prospects of the companies.

        Because IAC concluded that the separation of these businesses would over time enhance their operating performance, open up strategic alternatives that may otherwise not have been readily available to them, and facilitate investor understanding and better target investor demand, IAC believes that following the spin-offs, the common stock of the five publicly traded companies will have a higher aggregate market value than would IAC if it were to remain in its current configuration. No assurances, however, can be given that such higher aggregate market value will be achieved. The IAC Board of Directors believes that such value increase would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration, in each case resulting in a real and substantial benefit for the companies.

        The IAC Board of Directors considered a number of other potentially negative factors in evaluating the separation, including loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential impact of the separation on the anticipated credit ratings of the Spincos, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of IAC stockholders to the separation, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The IAC Board of Directors concluded that the anticipated benefits of the spin-offs outweighed these factors. In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the IAC Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the IAC Board of Directors likely may have given different weights to different factors.

Litigation with Liberty Media Corporation

        In January 2008, IAC, Barry Diller and Liberty Media Corporation ("Liberty") commenced actions in the Delaware Chancery Court in which Liberty asserted, among other things, that Mr. Diller, the Chairman and CEO of IAC, had breached an agreement between Liberty and him and that therefore Liberty had assumed the right to exercise voting control over IAC. The basis for this claim was that IAC did not have the right to consummate the spin-offs with a single class voting structure and therefore acts in furtherance of the transaction had breached the agreement. After a chancery court decision in IAC and Mr. Diller's favor on March 28, 2008, the parties agreed, on May 13, 2008, to settle that litigation pursuant to the "Spinco Agreement." As described in more detail below under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation," the Spinco Agreement also contains, among other things, provisions that will become effective at the time of the spin-off of each Spinco with a single class of common stock, including provisions providing Liberty the right to nominate directors to the Spinco's Board of Directors so long as Liberty maintains specified ownership levels, restrictions on acquisitions and transfers of the securities of the Spinco by Liberty and its affiliates, certain standstill restrictions on Liberty and its affiliates and registration rights to be granted to Liberty.

Financial Advisor

        Allen & Company LLC provided financial advice in connection with the spin-offs. Allen & Company was retained in connection with the transaction because of the firm's familiarity with the businesses and assets of IAC and the Spincos and the firm's qualifications and reputation. IAC and Allen & Company have not yet determined the amount of fees to be paid to Allen & Company in connection with its engagement. IAC expects to pay Allen & Company a customary fee.

TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS

        In November of 2007, IAC's Compensation and Human Resources Committee (the "Committee") made determinations regarding the treatment in the spin-offs of IAC's compensatory equity-based awards granted on or prior to December 31, 2007. The various adjustments the Committee has determined to make are described below:

  (1)
  All unvested IAC restricted stock units ("RSUs") granted prior to August 2005 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 225,233 RSUs, 116,008 RSUs, 328,887 RSUs and 394,110 RSUs, respectively, subject to this treatment.

  (2)
  All unvested IAC RSUs scheduled to vest through February 2009 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 78,772 RSUs, 39,685 RSUs, 98,306 RSUs and 32,816 RSUs, respectively, subject to this treatment.

  (3)
  Performance-based IAC RSUs granted in 2007, or Growth Shares, will be converted into non-performance-based IAC RSUs based on "target" value with the same vesting schedule and will thereafter be subject to the other adjustment and conversion provisions described below. Based on the most recent available information, it is expected that at the time of the spin-offs Ticketmaster employees will hold 192,754 RSUs subject to this treatment.

  (4)
  With respect to each IAC RSU award that provides for vesting of 100% of the award following passage of a multi-year period (cliff vesting awards), the portion of the unvested IAC RSU award that would have vested through February 2009 if the award had vested on an annual basis will convert into five separate RSU awards with respect to IAC and each of the Spincos, based on the applicable distribution ratios in the spin-offs and the two-for-one reverse stock split at IAC, but will otherwise have the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 164,907 RSUs, 118,035 RSUs, 193,104 RSUs and 110,203 RSUs, respectively, subject to this treatment (inclusive of converted Growth Shares).

  (5)
  With respect to all other IAC RSUs that do not vest or convert pursuant to paragraphs (1), (2) or (4) above, the IAC RSUs will convert into an RSU award with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs Ticketmaster employees will hold 373,482 RSUs subject to this treatment (inclusive of converted Growth Shares); and

  (6)
  All unexercised option awards, whether vested or unvested, will be split among IAC and each of the Spincos based on relative value at the time of the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award and the per share exercise price of each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 734,633 options, 0 options, 816,784 options and 451,885 options, respectively, subject to this treatment.

        With respect to any IAC compensatory equity-based awards granted after December 31, 2007, those awards will convert into awards with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares underlying each such award and the per share exercise price of each such award (with respect to options) to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs Ticketmaster employees will hold 99,158 RSUs and 1,326,000 options subject to this treatment. With respect to stock options, the number of shares of common stock subject to any adjusted stock option will be rounded down to the nearest whole share. With respect to restricted stock units that do not vest in connection with the spin-offs, the number of shares of common stock subject to any adjusted restricted stock unit will be rounded up to the nearest whole share. With respect to restricted stock units that vest in connection with the spin-offs, the number of shares of common stock that an individual will be entitled to receive in connection with the spin-offs will be rounded up to the nearest whole share.

        In the event that IAC abandons the spin-off with respect to one or more Spincos, the adjustments set forth above will apply as described above except that there will be no conversion of IAC equity awards into equity awards of a Spinco that IAC does not spin-off and employees of any such Spinco will be treated as employees of IAC for purposes of the foregoing adjustments.

        The treatment of IAC compensatory equity-based awards held by persons who will be employed by IAC immediately following the spin-offs is generally similar to that described above, with certain adjustments intended to provide retention incentives for IAC corporate employees.

        The principal objective of the Committee in making these adjustments was one of fairness, with some of the particular considerations being:

  •
  A desire to reward service prior to the spin-offs with stock of the companies that made up IAC before the spin-offs, and reward service after the spin-offs with stock of the company for which an employee will work after the spin-offs;

  •
  A recognition that the primary motivation for the Growth Share grants, which was to provide increased incentives for employees to focus on the total performance of the entire IAC conglomerate as opposed to the individual businesses for which they worked through increased volatility of potential rewards, no longer was present given the determination to do the spin-offs;

  •
  An interest in eliminating the complexities that would be associated with adjusting the 2007 performance conditions among five separate public companies and the possibility that such adjustments would not be equitable to all holders of the awards; and

  •
  Compliance with the terms of the applicable equity plans, tax laws and accounting requirements.

DIVIDEND POLICY

        We do not currently expect to pay a regular cash dividend. The declaration and payment of future dividends to holders of common stock of the Company will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant.

TRANSFERS TO IAC AND FINANCING

        It is currently expected that in connection with the spin-offs, Ticketmaster will distribute to IAC approximately $724 million in cash, and HSNi and an entity that will become a subsidiary of ILG prior to the spin-offs will make certain distributions to IAC. To fund these distributions, each of these Spincos has entered into financing arrangements, which in the case of Ticketmaster are described below. Additionally, each of these companies may distribute some amount of cash on hand, but these amounts are not presently knowable and are unlikely to be material. The borrowing arrangements for Ticketmaster consist of a combination of secured credit facilities and privately-issued debt securities. HSNi, the borrowing subsidiary of ILG and Ticketmaster are each also expected to dividend to IAC prior to the spin-offs all net receivables owed them by IAC and its affiliates.

        Prior to Ticketmaster making its distribution to IAC, the funds escrowed from the issuance of debt securities by Ticketmaster must be released and certain amounts under the credit facilities of Ticketmaster must be drawn down. In order for the escrowed funds to be released to Ticketmaster, it must deliver a certificate to the effect that the spin-off of Ticketmaster will be consummated within five business days of such certificate on terms that are not materially adverse to the holders of the notes from the terms described in the offering memorandum related to such notes and no default or event of default under the indenture related to such notes has occurred. In order for Ticketmaster to draw down amounts under its secured credit facilities, it must deliver a certificate to the effect that no material adverse effect has occurred (subject to certain scheduled exceptions).

        IAC also is expected to make a cash contribution to Tree.com.

        These dividends and cash contributions were determined by IAC after an assessment of the optimal capital structure for Ticketmaster and for IAC, taking into account each company's cash flow prospects, working capital and other cash needs, potential acquisition agenda and other relevant factors.

        Set forth below is a summary of the principal terms of the agreements that govern the senior secured credit facilities that have been entered into in connection with the Ticketmaster spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

Ticketmaster Senior Secured Credit Facilities

        Ticketmaster is the borrower under new senior secured credit facilities. The senior secured credit facilities are provided by a syndicate of banks and other financial institutions, with JPMorgan Chase Bank acting as the Lead Lender. The senior secured credit facilities permit certain agreed upon foreign subsidiaries of Ticketmaster to become borrowers under the revolving credit facility. The senior secured credit facilities provide financing of up to $650.0 million, consisting of a $100.0 million Term Loan A with a maturity of five years, a $350.0 million Term Loan B with a maturity of six years and a $200.0 million revolving credit facility with a maturity of five years. In addition, subject to certain conditions, including compliance with certain financial covenants, the senior secured credit facilities permit Ticketmaster to incur incremental term loans and revolving loans in an aggregate principal amount of up to $125.0 million. There is currently no commitment in respect of these incremental loans, nor is one currently anticipated to be in place upon the consummation of Ticketmaster's spin-off.

        The proceeds of the term loan portion of the senior secured credit facilities, together with the proceeds of the senior notes, will, and up to $25.0 million of revolving credit borrowings may, be used to fund a distribution to IAC prior to the spin-off and to fund transaction fees and expenses. The proceeds of additional revolving loans will be used for working capital and general corporate purposes.

  Interest Rate and Fees

        The interest rates per annum applicable to loans under the senior secured credit facilities are, at Ticketmaster's option, equal to either a base rate or a LIBOR rate plus an applicable margin, which in the case of the Term Loan A and the revolving portion of the senior secured credit facilities will vary with the total leverage ratio of Ticketmaster (except that the applicable margin with respect to the Term Loan A and borrowings under the revolving portion of the senior secured credit facilities is fixed at 2.75% (2.25%) per annum for LIBOR term (revolving) loans and 1.75% (1.25%) per annum for base rate term (revolving) loans until Ticketmaster delivers financial statements for the first full fiscal quarter after the closing date for the senior secured credit facilities). The applicable margin for the Term Loan B is 3.25% per annum for LIBOR loans and 2.25% per annum for base rate loans. The base rate means the greater of the rate as quoted from time to time by JPMorgan Chase Bank, N.A. as its prime rate and 0.5% plus the federal funds rate.

        Starting on the closing date for the senior secured credit facilities, Ticketmaster will also be required to pay facility fees on the revolving portion of the senior secured credit facilities. A commitment fee will be owed in respect of the term loans until the term loans are drawn on the funding date.

  Prepayments

        The senior secured credit facilities require Ticketmaster to prepay outstanding loans, subject to certain exceptions (including a right of reinvestment of asset sale proceeds in Ticketmaster's business) with the proceeds of certain asset sales, casualty insurance and recovery events, the incurrence of certain indebtedness and a percentage of annual excess cash flow (which may be reduced to 0% upon the achievement of a specified leverage ratio).

        In the event Ticketmaster's spin-off will not have occurred on or before the 5th business day following the date of the funding date of the senior secured credit facilities, then on such date, Ticketmaster will be required to pay all loans under the senior secured credit facilities and the commitments under the revolving credit facility will be permanently reduced to zero.

  Amortization

        The Term Loan A will amortize in an amount equal to 10% of the original principal amount during 2011, 15% in 2012 and 75% in 2013. No Term Loan A amortization payments is due in 2008, 2009 or 2010. The amortization of the Term Loan A for each year is payable in equal quarterly installments, except that the amortization for 2013 will be paid in equal installments at each quarter end in 2013 prior to the maturity date for the Term Loan A and on the maturity date of the Term Loan A.

        The Term Loan B will amortize in an amount equal to 1% per annum in equal quarterly installments commencing with the end of the first fiscal quarter in 2011, with the remaining amount payable on the date that is six years from the date of the closing of the senior secured credit facilities.

        Any voluntary prepayments made on the Term Loan A or B from time to time may be applied against otherwise scheduled amortization obligations. Any principal amounts outstanding under revolving loans are due and payable in full at maturity, five years from the date of the closing of the senior secured credit facilities.

  Guarantee and Security

        All obligations under the senior secured credit facilities are unconditionally guaranteed by each of Ticketmaster's existing and future direct and indirect domestic subsidiaries, subject to certain exceptions. The obligations of any foreign subsidiary borrowers under the senior secured credit facilities also are guaranteed by Ticketmaster and the guarantors. All obligations of Ticketmaster under the senior secured credit facilities and the guarantees of those obligations are secured by (subject to certain exceptions) a first priority pledge of all of the equity interests of each of the domestic subsidiaries of Ticketmaster; a first priority pledge of 65% of the equity interests of each of the first-tier foreign subsidiaries of Ticketmaster; and a first priority security interest in substantially all of the other assets of Ticketmaster and each guarantor. The obligations of each foreign subsidiary borrower under the revolving credit facility also are secured.

  Certain Covenants and Events of Default

        The senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Ticketmaster and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, pay dividends and other restricted payments and prepay unsecured indebtedness. The senior secured credit facility has two financial covenants: a maximum total leverage ratio of 3.50 to 1.00 and a minimum interest coverage ratio of 3.00 to 1.00. The senior secured credit facility also contains certain customary affirmative covenants and events of default, including the occurrence of a change of control (to be defined in the credit agreement).

        Set forth below is a summary of the principal terms of the agreements that govern the privately-issued debt arrangements for Ticketmaster entered into in connection with the spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

Ticketmaster 10.75% Senior Notes

        Overview.    In connection with the spin-off, Ticketmaster has issued $300,000,000 aggregate principal amount of 10.75% Senior Notes due 2016. Interest is payable semi-annually in cash in arrears on August 1 and February 1 of each year, commencing February 1, 2009. The notes will be guaranteed by all entities that will be domestic subsidiaries of Ticketmaster following the completion of the spin-off.

        Ranking.    The notes and guarantees are general unsecured obligations of Ticketmaster and the guarantors, respectively, and:

  •
  rank senior to all future debt of Ticketmaster and all future debt of the guarantors, in each case, that is expressly subordinated in right of payment to the notes;

  •
  rank equally in right of payment with all existing and future liabilities of Ticketmaster and the guarantors that are not so subordinated;

  •
  are effectively subordinated to all secured debt (to the extent the value of the collateral securing such debt) of Ticketmaster (including Ticketmaster's senior secured credit facilities) and the guarantors (including the guarantees under Ticketmaster's senior secured credit facilities); and

  •
  are structurally subordinated to all of the existing and future liabilities of Ticketmaster's foreign subsidiaries, none of which guarantee the notes.

        Redemption.    The notes are redeemable by Ticketmaster, in whole or in part, on or after August 1, 2012 at the following prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, on August 1 of the following years: 105.375% (2012), 102.688% (2013) and 100.00% (2014 and thereafter). At any time and from time to time prior to August 1, 2012, the notes are redeemable by Ticketmaster at a redemption price equal to 100% of the principal amount plus the greater of (i) 1% of the principal amount of such note; and (ii) the excess, if any, of: (A) an amount equal to the present value of (1) the redemption price of such note at August 1, 2012, plus (2) the remaining scheduled interest payments on the notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to August 1, 2012 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (B) the principal amount of the notes to be redeemed. In addition, up to 35% of the notes will be redeemable by Ticketmaster before August 1, 2011 at a price equal to 110.75% of their principal amount, plus accrued and unpaid interest. Ticketmaster must also offer to redeem the notes at 101% of their principal amount, plus accrued and unpaid interest, if it experiences certain kinds of changes of control. Lastly, if Ticketmaster or certain of its subsidiaries (specifically, those that will be designated restricted subsidiaries under the indenture governing the notes) sell assets and do not apply the sale proceeds in a specified manner within a specified time, Ticketmaster will be required to make an offer to purchase notes at their face amount, plus accrued and unpaid interest to the purchase date.

        Certain Covenants.    The indenture governing the notes contains covenants that limit, among other things, Ticketmaster's ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to Ticketmaster; merge, consolidate or sell all of Ticketmaster's assets; create certain liens; and engage in transactions with affiliates on terms that are not arm's length. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indenture has occurred and is continuing.

        Escrow of Proceeds; Special Mandatory Redemption.    Ticketmaster has entered into an escrow agreement pursuant to which it has deposited into escrow an amount equal to the net proceeds of the offering of the notes sold plus an additional amount sufficient to redeem the notes in cash at the special mandatory redemption price, which is equal to 100% of the principal amount of the notes plus accrued and unpaid interest on the notes to the day prior to redemption (as described below), assuming the special mandatory redemption occurs on October 14, 2008. Amounts held in escrow will be released upon notice from Ticketmaster to the escrow agent that the spin-off will be consummated within five business days and that no default or event of default under the indenture has occurred and is continuing. If (i) IAC elects to abandon the spin-off or otherwise fails to deliver to the escrow agent the notice referred to above on or before September 30, 2008 or (ii) if the spin-off is not consummated within five business days after the receipt of such notice, then, within 10 business days after the relevant date, Ticketmaster will redeem all of the notes at the special mandatory redemption price.

CERTAIN INFORMATION WITH RESPECT TO TICKETMASTER

BUSINESS OF TICKETMASTER

        When used with respect to any periods prior to the spin-offs, the term "Ticketmaster" refers to IAC's ticketing and ticketing-related businesses, subsidiaries and investments. When used with respect to any periods following the spin-offs, "Ticketmaster" refers to Ticketmaster, a Delaware corporation, which will hold IAC's ticketing and ticketing-related businesses, subsidiaries and investments (other than ReserveAmerica and Active.com), together with IAC's investment in Front Line Management, Inc., following the spin-offs. The following disclosure regarding Ticketmaster's business assumes the completion of the spin-offs.

        For information regarding the results of operations of Ticketmaster on a historical basis, see the Combined Financial Statements of Ticketmaster and the disclosure set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ticketmaster." For information regarding the results of operations of Ticketmaster on a pro forma basis to give effect to the completion of the spin-offs, see "Unaudited Pro Forma Condensed Combined Financial Statements" of Ticketmaster.

Who We Are

        As the world's leading live entertainment ticketing and marketing company, Ticketmaster connects the world to live entertainment. Ticketmaster currently operates in 20 countries worldwide, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the internet, and related proprietary internet and mobile channels, approximately 6,700 independent sales outlets and 19 call centers worldwide. Established in 1976, in 2007, Ticketmaster sold tickets on behalf of more than 10,000 clients worldwide, including venues, promoters, sports leagues and teams and musuem and cultural institutions, among other clients, across multiple live event categories, providing exclusive ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. Ticketmaster's distribution channels and client base provide it with significant scale—for example, in 2007, Ticketmaster brands and businesses sold approximately 141 million tickets valued at over $8.3 billion.

History

        Ticketmaster's predecessor companies, Ticketmaster Group, Inc. and its subsidiaries, were organized for the primary purpose of developing stand-alone automated ticketing systems for license to individual facilities. Since then, Ticketmaster's business has grown through continued improvements in its technology, the continued expansion of its service and product offerings, as well as its client base, and the acquisition of and investment in ticketing and technology companies, as well as a number of entertainment-related businesses, both in the United States and abroad. In January 2003, IAC, at that time the majority owner of Ticketmaster, acquired the outstanding shares of Ticketmaster that it did not previously own, after which Ticketmaster became a wholly-owned subsidiary of IAC.

What We Do

  Primary (Initial Sale) Ticketing Services

        Overview.    "Primary" sales of tickets refers to the original sale of tickets to an event by or on behalf of an event presenter. For the year ended December 31, 2007, the substantial majority of

Ticketmaster's revenues were attributable to primary ticket sale services. Ticketmaster provides primary ticket sale services to the following types of clients:

  •
  Venues—many of the most well-known arenas, stadiums, theaters, universities, colleges, clubs and festivals in the United States and abroad, ranging in size from 100,000+ seat stadiums to small clubs, including Madison Square Garden (New York City), Staples Center (Los Angeles), The 02 (London), the University of Michigan and the University of California, Los Angeles;

  •
  Promoters—promoters of live events, from worldwide concert tours to single, local events, including AEG Live, Jam Productions and MCD Productions;

  •
  Sports Leagues, Teams and Events—professional sports teams, leagues, franchises and clubs and special sporting events, including Major League Baseball Advanced Media and many Major League Baseball, National Football League, National Basketball Association, National Hockey League, Rugby Football Union and Premier League teams, as well as the 2008 Olympic Games; and

  •
  Museums, Cultural Institutions and Historic Sites—including the Guggenheim Museum (New York City) and the Getty Museum and Getty Villa (Los Angeles).

        When providing primary ticket sale services to clients in the U.S. and abroad (other than in the United Kingdom), Ticketmaster generally serves as the exclusive ticket sales agent for primary sales of individual tickets sold to the general public outside of facility box offices. In the United Kingdom, Ticketmaster is typically a non-exclusive ticket sales agent for its clients and instead is guaranteed a certain minimum allocation of the tickets for each event. For any particular event, Ticketmaster works with clients to identify those tickets that will be made available for sale through Ticketmaster's various distribution channels (see "—Distribution"), as well as facility box offices. To enable most or all tickets for a given event to be offered for sale simultaneously and sold through these channels, Ticketmaster licenses the Ticketmaster System and related equipment to clients and installs this system at their facility box offices. The provision of primary ticket sale services to clients is generally governed by individual, multi-year agreements between Ticketmaster and its clients.

        Consumers who purchase tickets through Ticketmaster pay an amount equal to the initial ticket face price, plus a per ticket convenience charge, a per order "order processing" fee and, if applicable, a premium delivery charge. Ticketmaster remits the entire face value of the ticket to the client, plus, in most cases, royalties in an amount specified in the written agreement between Ticketmaster and the client.

        Client Relationships.    Ticketmaster generally enters into written agreements with individual clients to provide primary ticket sale services for specified multi-year periods, typically ranging from 3 to 5 years. Pursuant to these agreements, clients generally determine what tickets will be available for sale, when such tickets will go on sale to the public and at what initial ticket face price. Agreements with venue clients generally grant Ticketmaster the right to sell tickets for all events presented at the relevant venue for which tickets are made available to the general public. Agreements with promoter clients generally grant Ticketmaster the right to sell tickets for all events presented by a given promoter at any venue, unless that venue is already covered by an existing exclusive agreement with Ticketmaster or another ticketing service provider. Under Ticketmaster's exclusive contracts, clients may not utilize, authorize or promote the services of third party ticketing companies or technologies while under contract with Ticketmaster. While Ticketmaster generally has the right to sell a substantial portion of its clients' tickets, venues and promoters often handle group sales and season tickets in-house, as well as allocate certain tickets for artist use. Ticketmaster also generally allows clients to make a certain limited number of tickets available for sale through fan or other similar clubs, from which Ticketmaster generally derives no revenues unless selected by the club to facilitate such sales. As a result, Ticketmaster does not sell all of its clients' tickets and the amount of tickets that it sells varies from client to client and from event to event, and varies as to any single client from year to year.

        Convenience charges, which are heavily negotiated, mutually agreed upon and set forth in written agreements between Ticketmaster and its clients, vary based upon numerous factors, including:            the scope and nature of the services to be rendered, the amount and cost of equipment to be installed at the client's venue location, the amount of advertising and/or promotional allowances to be provided, the type of event and the distribution channel in which the ticket is to be sold. Client agreements also provide how and when, and by how much and with what frequency, changes may be made to per ticket convenience charges and per order "order processing" fees during the term. During the year ended December 31, 2007, per ticket convenience charges generally ranged from $2.50 to $15.00 and average revenue per ticket (which primarily includes per ticket convenience charges and per order "order processing" fees, as well as certain other revenue sources directly related to the sale of tickets) was $7.63.

        Most written agreements provide for the payment of royalties to clients, which are heavily negotiated, in an amount equal to a mutually agreed upon portion of related per ticket convenience charges on all tickets sold through all Ticketmaster distribution channels and per order "order processing" fees on all tickets sold online and by telephone. In many cases, written agreements also require Ticketmaster to advance royalties to clients, which advances are usually recoupable by Ticketmaster out of the future rights of clients to participations. In limited instances, clients have the right to receive an upfront, non-recoupable payment from Ticketmaster as an incentive to enter into the ticketing service agreement. Written agreements also specify the additional systems, if any, that may be used and purchased by clients during their relationship with Ticketmaster.

        Ticketmaster generally does not buy tickets from its clients for sale or resale to the public and typically assumes no financial risk for unsold tickets, other than indirect risk associated with its ability to recoup advances and guarantees made to clients. If an event is canceled, Ticketmaster refunds the per ticket convenience charges (but not per order "order processing" fees), except in certain European jurisdictions, where Ticketmaster is required by law to do so. Refunds of ticket prices for canceled event are funded by clients, which have historically fulfilled these obligations on a timely basis with few exceptions. Clients routinely agree by contract to include Ticketmaster's name, logos and the applicable Ticketmaster website address and charge-by-phone number in advertisements in all forms of media promoting the availability of their tickets. Ticketmaster brand names and logos are also prominently displayed on printed tickets, ticket envelopes and e-mail alerts about upcoming events that Ticketmaster sends to its customers. Ticketmaster also provides primary ticketing solutions for clients who wish to perform these functions in-house on a private label or other basis through its Paciolan and Ticketmaster VISTA brands and businesses, which license the requisite software or other rights to clients for license and per transaction fees in the case of Paciolan and per ticket fees in the case of Ticketmaster VISTA. Ticketmaster also currently licenses its name and technology exclusively to a third party that provides primary ticketing services to clients in the Washington, D.C./Baltimore area, as well as to third parties and joint ventures in certain jurisdictions abroad.

  Ticket Resale Services

        The "resale" of tickets refers to the sale of tickets by a holder who originally purchased the tickets from a venue, promoter or other entity or a ticketing services provider selling on behalf of such venue, promoter or other entity. Ticketmaster currently offers ticket resale services through TicketsNow, which Ticketmaster acquired in February 2008, its TicketExchange service, which Ticketmaster launched in January 2002, and GetMeIn!, which Ticketmaster acquired in February 2008.

        TicketsNow is a leading consumer-facing marketplace for the resale of event tickets in the United States and Canada. TicketsNow enters into listing agreements with licensed ticket resellers to post ticket inventory for sale through TicketsNow at a purchase price equal to the initial ticket price determined by the relevant ticket resellers, plus an amount equal to a percentage of the initial ticket price and a service fee. TicketsNow remits the reseller-determined initial ticket price to the ticket resellers and retains the remainder of the purchase price. TicketsNow also licenses point-of-sale business management software to ticket resellers for a fee, which allows them to manage their ticket inventory and operate their businesses. While TicketsNow does not generally acquire tickets for sale on its own behalf, it may do so from time to time on a limited basis.

        Ticketmaster also facilitates the resale of tickets through its TicketExchange service, which is accessible to consumers through www.ticketmaster.com. Through TicketExchange, consumers may resell and purchase tickets online that were initially sold for Ticketmaster clients in the United States, Europe and Canada who elect to participate in the TicketExchange service. Sellers and buyers each pay Ticketmaster a fee that has been negotiated with the relevant client, a portion of which is shared with such client. Consumers in the United Kingdom, Germany and the Netherlands may buy and sell tickets to live entertainment events through Get Me In!, which charges sellers a commission and buyers a processing fee.

Marketing, Promotional and Related Services

        Ticketmaster is a leading marketer of live entertainment to fans in the markets in which it operates. For example, Ticketmaster informs fans about upcoming live events for which tickets will be available through Ticketmaster in their area through its TicketAlert email service. Fans can customize TicketAlerts to inform them about upcoming events for particular performers, teams or venues, as well as events in specified categories (music, sports, theater and family entertainment). Ticketmaster sent approximately 1.3 billion TicketAlert e-mails in 2007, reaching an average of approximately 28 million consumers per week. Ticketmaster also provides rich content on its various websites to promote events that it tickets, including artist pages that feature video content, biographical material and, through an arrangement with Apple, the ability to link to iTunes to purchase music from the artist's catalogue. Ticketmaster's commercial arrangement with Apple also allows Ticketmaster to offer consumers purchasing a ticket the opportunity to download songs for free from iTunes.

        Ticketmaster continues to develop and introduce new initiatives, as well as enter into new relationships, in an effort to help its clients sell more tickets in more markets. For example, Ticketmaster acquired a 25% interest in Evolution Artists (which does business under the brand name "iLike"), a leading, online social music discovery service that facilitates the sharing of playlists, new music and concerts, and has entered into arrangements with iLike to provide features designed to enhance the overall consumer experience on www.ticketmaster.com. Ticketmaster also offers a suite of dynamic pricing tools, such as online auctions, pursuant to which consumers bid on tickets being sold by Ticketmaster and purchases them at a price equal to the highest winning bid. For auction sales, in addition to per order "order processing" fees, Ticketmaster receives fees based on a percentage of the prices at which tickets are ultimately sold.

        Ticketmaster provides promotional and other related services to artists, such as the sale of tickets to members of artist fan clubs and the sale of artist fan club memberships, through its Echo business. Ticketmaster is also seeking to secure and strengthen its relationships with promoters and artists through its investment in Front Line Management, Inc., an artist management company that represents leading artists. Ticketmaster has also established a presence as a promoter in China through its Emma Entertainment business, a ticketing company and significant promoter of live entertainment events in China.

Distribution

        Ticketmaster sells tickets online, through independent sales outlets, call centers and via mobile channels. During the year ended December 31, 2007, 70%, 17%, 13% and less than 1% of primary ticket sales channels were transacted through these channels, respectively.

        Online.    Ticketmaster owns and operates various branded websites, both in the U.S. and abroad, which are customized to reflect services offered in each jurisdiction. Ticketmaster's primary online ticketing website, www.ticketmaster.com, together with its other branded ticketing websites, are designed to promote ticket sales for live events and disseminate event and related merchandise information online. Consumers can access www.ticketmaster.com directly, from affiliated websites and through numerous direct links from banners and event profiles hosted by approved third party websites.

        Independent Sales Outlets.    As of December 31, 2007, Ticketmaster had approximately 6,700 "Ticket Center" independent sales outlets worldwide, approximately 2,000 of which were in the United States and approximately 4,700 of which were in various jurisdictions abroad. The majority of these independent sales outlets are located in major department, grocery and music stores, malls and, in Europe, post offices. While Ticketmaster installs and maintains the hardware and software necessary for these independent sales outlets to sell tickets, the outlets are generally responsible for staffing, daily operations and related costs. Ticketmaster pays independent sales outlets a commission, the amount of which ranges from approximately 17% to 20% of Ticketmaster's convenience charge.

        Call Centers.    As of December 31, 2007, Ticketmaster operated 19 call centers worldwide, through which consumers can generally purchase tickets by telephone or by way of an interactive voice response system, seven days a week, for at least 20 hours per day. Ticketmaster's domestic telephone system can channel all or a portion of incoming calls from any city to a selected call center in another city or region to accommodate the commencement of sales activity for a major event in a given region, as well as provide back-up capabilities in the event that a call center experiences operating difficulties.

International Operations

        Ticketmaster provides primary ticket sale services in Australia, Canada, Ireland, New Zealand and the United Kingdom, primarily under the Ticketmaster brand name, and through other brand names in various other jurisdictions abroad, including China (Emma Ticketmaster), Denmark (BILLETNet), Finland (Lippupalvelu), Germany (Kartenhaus), the Netherlands (Ticket Service), Norway (billettservice.no), Spain (Tic Tack Ticket), Sweden (Ticnet) and Turkey (Biletix). Ticketmaster also provides resale ticket services in Canada through TicketsNow and in the United Kingdom, Germany and the Netherlands through GetMeIn!.

        In addition to the businesses listed above, which it owns and operates, Ticketmaster is a party to joint ventures with third parties to provide ticket distribution services in Mexico and to supply ticketing services for the 2008 Beijing Olympic Games. In the case of the 2008 Beijing Olympic Games joint venture, Ticketmaster licenses the Ticketmaster System to the joint venture and receives a fee based on the number of tickets the joint venture sells or distributes through the system. Ticketmaster also licenses its technology in Brazil, Argentina and Chile.

        Ticket sales and revenues attributable to international operations represented approximately 41% and 34%, respectively, of total ticket sales and revenues in 2007.

Technology

        Ticketmaster's core proprietary operating system and software (the "Ticketmaster System") is designed for scalability, can be customized to satisfy a full range of client requirements and its capacity can be increased through investment in additional hardware. The entire Ticketmaster distribution network, including the Ticketmaster System, provides a single, centralized inventory control and management system capable of tracking total ticket inventory for all events, whether sales are made on a season, subscription, group or individual ticket basis. Ticketmaster believes that the Ticketmaster System enables clients to sell tickets and adapt to emerging and changing trends in the live entertainment industry in a more efficient and cost-effective manner than they could do on their own.

        In areas of Europe outside of the United Kingdom and Ireland, Ticketmaster's operating businesses generally use localized versions of Ticketmaster's software or their own software, all of which are also proprietary to Ticketmaster. In limited cases abroad, Ticketmaster licenses ticketing systems from third parties. Ticketmaster has migrated certain of its international brands and businesses to the Ticketmaster System and intends to continue to do so over the next several years.

        The Ticketmaster System, which includes both hardware and software, is typically located in one of the multiple data centers managed by Ticketmaster staff, with the hardware and software required for use being installed at all points of sale. Ticketmaster takes significant measures to prevent outages in the case of the Ticketmaster System and related systems.

Ticketing Industry Overview

        The ticketing services industry has experienced significant changes over the past decade due to the advent of online commerce. As consumers increasingly choose to purchase tickets online and through mobile channels, sales through phone, outlet and box office channels have diminished in relative importance. As online ticket purchases increase, related ticketing costs generally decrease, which has made it easier for clients to manage and facilitate ticket sales in-house, as well as for technology-based companies to offer primary ticketing services and stand-alone, automated ticketing systems that enable clients to do their own ticketing or utilize self-ticketing systems. The advent of online commerce has also contributed to the growth of resale ticketing services and the consolidation of the resale industry, which historically has been more fragmented, consisting of a significant number of local resellers with limited inventory selling through traditional storefronts. The internet has allowed fans and other ticket resellers to reach a vastly larger audience through the aggregation of inventory on online resale websites and marketplaces, and has provided consumers with more convenient access to tickets for a larger number and greater variety of events. These changes have significantly altered the competitive landscape, in that they have resulted in a broader and more differentiated group of industry participants offering increasingly more innovative ticketing products and services.

Competition

        Live event content providers (such as owners or operators of live event venues, promoters of concerts and sports teams, among others) generally contract directly with primary ticketing service providers to sell tickets. Ticketmaster experiences substantial competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients on a continuous basis. Ticketmaster also faces significant and increasing competition from companies that sell self-ticketing systems, as well as from clients, who are increasingly choosing to self-ticket through the integration of self-ticketing systems into their existing operations or the acquisition of primary ticket service providers and by increasing sales through facility box offices and season, subscription or group sales. Ticketmaster also faces competition in the resale of tickets from online auction websites and marketplaces, as well as other ticket resellers with online distribution capabilities. Ticketmaster believes that it competes on the basis of the breadth and quality of the products and services it provides, as well as the tickets it makes available for sale, the capabilities of the Ticketmaster System and related systems and its distribution network, reliability and price.

Employees

        As of December 31, 2007, Ticketmaster employed approximately 3,600 full-time and 2,600 part-time employees worldwide. Ticketmaster believes that it generally has good employee relationships, including those with employees represented by unions or other similar organizations.

Properties

        Ticketmaster's corporate offices are located at 8800 W. Sunset Blvd., West Hollywood, California, where it currently leases approximately 70,000 square feet from IAC. Ticketmaster also leases office space in various cities throughout the United States and in the various jurisdictions abroad in which it has operations pursuant to short- and long-term leases of adequate duration. In addition, Ticketmaster owns a small office in Vancouver, Canada and a small plot of land outside of Albuquerque, New Mexico. Ticketmaster believes that its facilities are adequate in the locations where it currently does business.

Ticketmaster Legal Proceedings

        In the ordinary course of business, Ticketmaster and its subsidiaries are parties to litigation involving property, personal injury, contract, intellectual property and other claims. The amounts that may be recovered in such matters may be subject to insurance coverage. Ticketmaster does not believe that such ordinary course litigation will have a material effect on its business, financial condition or results of operations. For a discussion of litigation reserves, see "Management Overview—Results of Operations for the Years Ended December 31, 2007, 2006 and 2005—General and Administrative Expense."

        Rules of the Securities and Exchange Commission require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damage claims for amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters which Ticketmaster and its subsidiaries are defending, including those described below, involves or is likely to involve amounts of that magnitude. However, the pending litigation matters described below could involve substantial amounts, which could have an adverse effect on Ticketmaster's business, financial condition and results of operations.

  UPS Consumer Class Action Litigation

        Curt Schlessinger et al. v. Ticketmaster, No. BC304565 (Superior Court, Los Angeles County). On October 21, 2003, a purported representative action was filed in California state court, challenging Ticketmaster's charges to online customers for UPS ticket delivery. The complaint alleged in essence that it is unlawful for Ticketmaster not to disclose on its website that the fee it charges to online customers to have their tickets delivered by UPS contains a profit component. The complaint asserted a claim for violation of Section 17200 of the California Business and Professions Code and sought restitution or disgorgement of the difference between (i) the total UPS delivery fees charged by Ticketmaster in connection with online ticket sales during the applicable statute of limitations period, and (ii) the amount Ticketmaster paid to UPS for that service.

        On December 31, 2004, the court denied Ticketmaster's motion for summary judgment. On April 1, 2005, the court denied the plaintiffs' motion for leave to amend their complaint to include UPS-delivery fees charged in connection with ticket orders placed by telephone. Citing Proposition 64, a California ballot initiative that outlawed so-called "representative" actions brought on behalf of the general public, the court ruled that since the named plaintiffs did not order their tickets by telephone, they lacked standing to assert a claim based on telephone ticket sales. The plaintiffs were granted leave to file an amended complaint that would survive application of Proposition 64.

        On August 31, 2005, the plaintiffs filed an amended class-action and representative-action complaint alleging (i) as before, that Ticketmaster's website disclosures in respect of its charges for UPS ticket delivery violate Section 17200 of the California Business and Professions Code, and (ii) for the first time, that Ticketmaster's website disclosures in respect of its ticket order-processing fees constitute false advertising in violation of Section 17500 of the California Business and Professions Code. On this latter claim, the amended complaint seeks restitution or disgorgement of the entire amount of order-processing fees charged by Ticketmaster during the applicable statute of limitations period.

        On September 1, 2005, in light of the newly pleaded claim based upon order-processing fees, Ticketmaster removed the case to federal court pursuant to the recently enacted federal Class Action Fairness Act. See Curt Schlessinger et al. v. Ticketmaster, No. 05-CV-6515 (U.S. District Court, Central District of California). On October 3, 2005, the plaintiffs filed a motion to remand the case to state court, which Ticketmaster opposed. On March 23, 2006, the federal district court issued an order granting the plaintiffs' motion to remand the case to state court. On April 4, 2006, Ticketmaster filed a petition for leave to appeal the district court's order to the United States Court of Appeals for the Ninth Circuit, which the plaintiffs opposed. On May 25, 2006, the federal court of appeals issued an order denying Ticketmaster's petition; as a result, the case was remanded to state court.

        On August 14, 2006, the plaintiffs filed a motion for class certification, which Ticketmaster opposed. On September 25, 2006, Ticketmaster filed a motion for judgment on the pleadings, which the plaintiffs opposed. On November 21, 2006, Ticketmaster requested that the court stay the case pending the California Supreme Court's decisions in two cases (In re Tobacco II Cases, 142 Cal. App. 4th 891, and Pfizer Inc. v. Superior Court (Galfano), 141 Cal. App. 4th 290) that present issues concerning the interpretation of Proposition 64 that are directly pertinent to both of the pending motions. The plaintiffs opposed Ticketmaster's request. On November 29, 2006, the court ordered that the case be stayed pending the California Supreme Court's ruling on the two cases referenced above.

        On July 11, 2007, the court lifted its stay of the action for the limited purpose of allowing the plaintiffs to proceed with their motion for class certification. The parties thereafter submitted supplemental briefing in support of their respective positions and argued the motion at a September 20 hearing. On December 19, 2007, the court issued an order denying the plaintiffs' motion for class certification without prejudice. The court also issued an order staying the action for an additional 180 days or until the California Supreme Court issues a ruling in the Tobacco II and Pfizer appeals.

        Ticketmaster believes that the claims in this putative class action lack merit and will continue to defend itself vigorously.

  Securities Class Action Litigation

        In re Ticketmaster Online-CitySearch, Inc. Initial Public Offering Securities Litigation, Case No. 01 Civ. 10822 (S.D.N.Y.). On November 30, 2001, a purported securities class action was filed against Ticketmaster and other defendants in the U.S. District Court for the Southern District of New York. Plaintiff's suit was brought on behalf of purchasers of Ticketmaster common stock during the period from the date of its initial public offering through December 6, 2000, and alleged violations by Ticketmaster of Section 10(b) of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933. Plaintiff alleged that Ticketmaster failed to disclose that its underwriters were to receive undisclosed and excessive compensation and had agreed to allocate shares in the IPO to customers in exchange for agreements to purchase shares in the aftermarket at pre-determined prices. This action was later consolidated with hundreds of similar actions against issuers and underwriters in the U.S. District Court for the Southern District of New York in In re Initial Public Offering Securities Litigation, No. 21 MC 92 (S.D.N.Y.). On February 19, 2003, the court granted a motion to dismiss the Section 10(b) claim against Ticketmaster, but denied the motion as to the Section 11 claim against Ticketmaster.

        On October 13, 2004, the district court granted a motion for class certification in the six so-called class certification "focus" cases in the consolidated litigation. (Ticketmaster is not a party in any of these focus cases.) On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the trial court's decision. On August 14, 2007, plaintiffs filed amended complaints containing new class definitions in the six class certification focus cases. On September 27, 2007, plaintiffs moved for certification of the classes in these cases. On November 13, 2007, the issuer defendants filed a motion to dismiss the amended complaints in the focus cases. On March 26, 2008, the district court granted this motion in part and denied it in part. Accordingly, this action remains pending against Ticketmaster.

        On June 10, 2004, plaintiffs and the issuer and individual defendants in the consolidated litigation had submitted to the district court for approval a proposed settlement that had previously been approved by various insurers of the issuer defendants. Approval of the proposed settlement would have resulted in the dismissal of all claims against Ticketmaster with no material impact on the company. However, in the wake of the appellate reversal of the district court's class-certification order, the proposed settlement was withdrawn on June 25, 2007.

        Ticketmaster believes the claims in this putative class action lack merit and will continue to defend itself vigorously.

CAPITALIZATION

        The following table presents Ticketmaster's cash and cash equivalents and capitalization as of March 31, 2008 on an historical basis and on an unaudited pro forma basis for the separation and the financing. Pro forma for the separation and the financing includes the $750 million in indebtedness that Ticketmaster will hold at separation. In connection with the separation, Ticketmaster will distribute the net proceeds of the financing to IAC and will retain its client cash and its international cash which total approximately $468.1 million as of March 31, 2008. The separation of Ticketmaster and the related financing transactions are described in the notes to the Unaudited Pro Forma Condensed Combined Balance Sheet under the Unaudited Pro Forma Condensed Combined Financial Statements as if the separation and the related transactions and events had been consummated on March 31, 2008.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and Ticketmaster believes such assumptions are reasonable under the circumstances.

        This table should be read in conjunction with "Selected Historical Financial Data," "Transfers to IAC and Financing," "Description of Capital Stock of the Spincos," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ticketmaster," the combined financial statements of Ticketmaster and the "Unaudited Pro Forma Condensed Combined Financial Statements" and accompanying notes included in this Prospectus.

        The table below is not necessarily indicative of Ticketmaster's cash and cash equivalents and capitalization had the separation and the related financing transactions been completed on March 31, 2008. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had Ticketmaster been operating as an independent, publicly-traded company at that date and is not necessarily indicative of Ticketmaster's future capitalization or financial condition.

	As of March 31, 2008
	Historical	Unaudited Pro Forma for the Separation and Financing
	(In millions)
Cash and cash equivalents	$502	$468

Long-term debt:
Revolving Credit Facility(1)	$—	—

Term Loan Facility:
Term Loan A	—	100
Term Loan B	—	350

Total Term Loan	—	450

Senior Notes 10.75% due August 1, 2016	—	300

Total long-term debt	—	750

Invested equity	2,049	1,291

Total capitalization	$2,049	$2,041

(1)
Revolving credit facility provides for borrowing of up to $200 million, none of which is expected to be borrowed on the closing date.

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents summary selected historical combined financial information for Ticketmaster. This data was derived, in part, from the historical combined financial statements of Ticketmaster included elsewhere in this document and reflects the operations and financial position of Ticketmaster at the dates and for the periods indicated. The information in this table should be read in conjunction with the combined financial statements and accompanying notes and other financial data pertaining to Ticketmaster included herein. However, this financial information does not necessarily reflect what the historical financial position and results of operations of Ticketmaster would have been had Ticketmaster been a stand-alone company during the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2006	2005	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)	2007 (unaudited)
	(In thousands)
Statement of Operations Data:
Revenue	$1,240,477	$1,062,672	$928,704	$747,838	$723,524	$348,981	$303,577
Operating income	216,316	224,891	166,015	112,404	98,804	46,790	61,488
Net income	169,351	176,701	117,699	69,023	82,221	32,707	42,925

	December 31,					March 31,
	2007	2006	2005 (unaudited)	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)
	(In thousands)
Balance Sheet Data (end of period):
Working capital	$269,917	$59,642	$96,477	$63,222	$3,753	$151,765
Total assets	2,306,534	1,815,711	1,772,430	1,593,879	1,484,926	2,809,949
Minority interest	7,812	669	—	3,485	2,355	7,766
Invested equity	1,739,177	1,357,837	1,353,045	1,270,899	1,188,671	2,048,618

TICKETMASTER AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

        The following Unaudited Pro Forma Condensed Combined Financial Statements of Ticketmaster and subsidiaries ("Ticketmaster") reflect adjustments to the historical combined financial statements of Ticketmaster to give effect to the separation and related transactions described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements as of March 31, 2008 for the Unaudited Pro Forma Condensed Combined Balance Sheet and as of January 1, 2007 and January 1, 2008 for the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and Ticketmaster believes such assumptions are reasonable under the circumstances.

        The following Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical combined financial statements of Ticketmaster and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Ticketmaster included in this information statement.

        These Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of Ticketmaster's results of operations or financial condition had the separation and related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had Ticketmaster been operating as an independent publicly-traded company during such periods. In addition, they are not necessarily indicative of Ticketmaster's future results of operations or financial condition.

TICKETMASTER AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes		Pro Forma
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$501,752	$724,000	(a	)	$468,132
		(757,620)	(b	)
Other current assets	306,684	—			306,684

Total current assets	808,436	(33,620)			774,816
Non-current assets	2,001,513	26,000	(a	)	2,027,513

TOTAL ASSETS	$2,809,949	$(7,620)			$2,802,329

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Current liabilities	$656,671	$—			$656,671
Long-term debt	—	750,000	(a	)	750,000
Other long-term liabilities	96,894	—			96,894
Minority interest	7,766	—			7,766
INVESTED EQUITY:
Common shares, $0.01 par value, 300,000,000 authorized; 55,747,109 issued and outstanding on a pro forma basis	—	557	(b	)	557
Additional paid-in capital	—	1,237,367	(b	)	1,237,367
Invested capital	2,599,884	(2,599,884)	(b	)	—
Receivables from IAC and subsidiaries	(604,340)	604,340	(b	)	—
Accumulated other comprehensive income	53,074	—			53,074

Total invested equity	2,048,618	(757,620)			1,290,998

TOTAL LIABILITIES AND INVESTED EQUITY	$2,809,949	$(7,620)			$2,802,329

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$348,981	$—		$348,981
Operating expenses	302,191	1,223	(c)	303,730
		316	(d)

Operating income	46,790	(1,539)		45,251
Other income (expense):
Interest income	3,290	(1,699)	(e)	1,591
Interest expense	(735)	(16,064)	(f)	(16,799)
Equity in income of uncombined affiliates	666	—		666
Other income	944	—		944

Total other income (expense), net	4,165	(17,763)		(13,598)

Earnings before income taxes and minority interest	50,955	(19,302)		31,653
Income tax provision	(18,821)	7,453	(g)	(11,368)
Minority interest in losses of combined subsidiaries	573	—		573

Net income	$32,707	$(11,849)		$20,858

Pro forma earnings per share:(h)
Basic earnings per share				$0.37
Diluted earnings per share				$0.36

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$1,240,477	$—		$1,240,477
Operating expenses	1,024,161	5,363 1,264	(c) (d)	1,030,788

Operating income	216,316	(6,627)		209,689
Other income (expense):
Interest income	33,065	(27,719)	(e)	5,346
Interest expense	(1,003)	(64,257)	(f)	(65,260)
Equity in income of uncombined affiliates	6,301	—		6,301
Other income	1,120	—		1,120

Total other income (expense), net	39,483	(91,976)		(52,493)

Earnings before income taxes and minority interest	255,799	(98,603)		157,196
Income tax provision	(89,007)	38,071	(g)	(50,936)
Minority interest in losses of combined subsidiaries	2,559	—		2,559

Net income	$169,351	$(60,532)		$108,819

Pro forma earnings per share:(h)
	Basic earnings per share			$1.90
	Diluted earnings per share			$1.82

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are
an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

(a)
In connection with the separation, Ticketmaster raised $750 million through a combination of privately issued debt securities (the "Notes") and secured credit facilities (the "Term Loans"). Ticketmaster raised $300 million through the Notes and $100 million and $350 million through Term Loan A and Term Loan B, respectively. In addition, Ticketmaster negotiated a $200 million revolving credit facility (the "RCF"). The total costs incurred in connection with the issuance of the Notes and borrowings under the Term Loans and the issuance of the RCF are estimated to be $26.0 million including the original issue discount of $5.3 million related to Term Loan B. The net proceeds are therefore expected to be approximately $724.0 million. The Notes have a maturity of eight years from the date of issuance and Term Loan A and Term Loan B have a term of five and six years, respectively. The RCF has a term of five years. The interest rate on the Notes is assumed to be 10.75%. The interest rates on Term Loan A and Term Loan B are LIBOR plus 2.75% and 3.25%, respectively. The RCF is expected to have a fee of 0.50% for the unused portion.

(b)
To effect the terms of the separation as follows:

(i)
The transfer of approximately $757.6 million in cash to IAC prior to Ticketmaster's separation from IAC, which includes $724.0 million from the financing referred to in note (a) above, Ticketmaster will retain its client cash as well as its international cash, which totals approximately $468.1 million as of March 31, 2008;

(ii)
The extinguishment of the receivable from IAC and subsidiaries; and

(iii)
The issuance of 55.7 million shares to effect the transfer of the ownership of Ticketmaster from IAC to IAC's shareholders based upon an expected exchange ratio of 1/5th a share of Ticketmaster for each share of IAC and the number of IAC common shares outstanding as of March 31, 2008 before giving effect to the 1 for 2 reverse stock split of IAC shares that is expected to be effected in connection with the separation.

(c)
Ticketmaster expects to incur additional costs related to being a stand-alone, public company. These costs have been estimated to be $8.9 million on an annual basis. These costs relate to the following:

•
additional personnel including accounting, tax, treasury, internal audit and legal personnel;

•
professional fees associated with audits, tax and other services;

•
increased insurance premiums;

•
increased health and welfare benefit costs;

•
costs associated with a board of directors;

•
increased franchise taxes, stock exchange listing fees, fees for preparing and distributing periodic filings with the Securities and Exchange Commission; and

•
other administrative costs and fees.

TICKETMASTER AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

  The total costs referred to above were compared to the corporate allocations from IAC for the three months ended March 31, 2008 and for the year ended December 31, 2007 in order to determine the incremental costs expected to be incurred for each period as follows:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Estimated stand-alone public company costs	$2,167	$8,891
Less: corporate allocations	(944)	(3,528)

Incremental costs of being a stand-alone, public company	$1,223	$5,363

        The significant assumptions involved in arriving at these estimates include:

  •
  the number of additional personnel required to operate as a public company and the compensation level with respect to each position;

  •
  the level of additional assistance Ticketmaster will require from professional service providers;

  •
  the increase in insurance premiums as a stand-alone public company;

  •
  the increase in health and welfare costs as a stand-alone entity; and

  •
  the type and level of other costs expected to be incurred in connection with being a stand-alone public company.

  This amount excludes the $1.1 million of estimated one-time recruiting fees; professional fees for legal and tax services (e.g. initial benefit plan design); and other costs (e.g. initial stock exchange listing fees) expected to be incurred in initially establishing Ticketmaster as a stand-alone public company. These costs are therefore not expected to recur.

  The information presented above in note (c), with respect to the costs that Ticketmaster expects to incur as a stand-alone, public company, is forward looking information within the meaning of "Forward-Looking Statements" as described on pages 20-21 of this Prospectus.

(d)
To reflect the additional compensation expense associated with equity-based awards that will be granted only upon consummation of the separation.

  The awards related to the consummation of the separation are expected to be granted to the President and Chief Executive Officer of Ticketmaster in the form of stock options and restricted stock units ("RSUs"). The issuance of these awards is contingent upon the consummation of the separation. The expense related to these awards is included as a pro forma adjustment because they will vest over four years and will therefore have an impact on the ongoing operations of Ticketmaster. The amount was determined using a Black Scholes calculation for the stock option portion of the award and an assumed value for the RSU portion of the award. The aggregate estimated value of the awards is being amortized to expense on a straight-line basis over the four year vesting period of the awards. This does not reflect non-recurring compensation expense related to modifications of existing equity-based awards that will be made in connection with the separation described below.

TICKETMASTER AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

  Vested stock options to purchase shares of IAC common stock will be modified as follows in connection with the separation:

    Each option will convert into an option to purchase shares of common stock of all five companies, with adjustments to the number of shares subject to each option and the option exercise prices based on the relative values of IAC and the other four companies following the separation, with the intent to generally maintain equivalent value immediately pre and post the transaction.

  A calculation of the estimated value of the vested options immediately prior to the separation and immediately after the separation was performed using the Black Scholes model. The incremental charge of $2 thousand resulted from the higher estimated value of the vested stock options after the separation. This higher value is due to higher estimated weighted average expected volatility of the stock price of the five companies after the separation than the expected volatility of IAC's stock price. The expense is a one-time charge because the options are fully vested and there is no future service requirement.

  The modification related to IAC issued RSUs relates to the accelerated vesting, upon the consummation of the separation, of all RSUs granted prior to August 8, 2005 and all awards that were scheduled to vest prior to February 28, 2009. The estimated expense of $6.6 million is the previously unrecognized expense associated with these awards. The expense is treated as non-recurring because after the separation no future service is required with respect to these awards.

  There may be additional stock-based awards granted in connection with the separation but the amount of such awards, if any, has not yet been determined and no expense with respect thereto has been reflected herein.

(e)
To reflect the elimination of intercompany interest income allocated by IAC to Ticketmaster.

(f)
This reflects the incremental interest expense related to the financing referred to in note (a) above. It includes interest expense at 10.75% on the Notes and LIBOR plus 2.75% and 3.25% for Term Loan A and B, respectively, LIBOR is assumed to be 2.80%, the aggregate assumed rates are therefore 5.55% and 6.05%, respectively. It also reflects expense at 0.50% on the RCF which is assumed to be unused. The interest expense on the original issue discount of the Term Loan B is $0.9 million. The interest expense calculation includes the amortization of debt issuance costs over the applicable term of each portion of the financing. An assumed 25 basis point change in the interest rate would result in an increase or decrease to interest expense by $0.8 million for the Notes and $1.1 million for the Term Loans. The interest rates are based upon current assumptions, which with respect to the Notes, is based upon the pricing of the Notes on July 16, 2008.

(g)
To reflect the tax effect of the pro forma adjustments at an assumed effective tax rate of 38.6% which represents a federal statutory rate of 35% and a state effective statutory rate of 3.6%.

(h)
Earnings per share and weighted average shares outstanding reflect the historical number of common shares used to calculate IAC's earnings per share, adjusted based on an expected exchange ratio of 1/5th of a share of Ticketmaster for each share of IAC. These amounts reflect the

TICKETMASTER AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

  portion of outstanding equity-based awards that were included in IAC's dilutive earnings per share calculation. Pro forma earnings per share is calculated using the following:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Net income	$20,858	$108,819

Basic shares outstanding—weighted average shares	55,753	57,137
Other dilutive securities including stock options, warrants and restricted stock and share units	1,496	2,729

Diluted shares outstanding—weighted average shares	57,249	59,866

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF TICKETMASTER

        The following discussion describes the financial condition and results of operations of Ticketmaster as though Ticketmaster were a separate company as of the dates and for the periods presented and includes the businesses, assets and liabilities that will comprise Ticketmaster following the spin-off.

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying Ticketmaster as one of those five companies. We refer to the separation transaction herein as the "spin-off." Upon completion of the spin-off, Ticketmaster will consist of the businesses that formerly comprised IAC's Ticketmaster segment, which consists of its domestic and international ticketing and ticketing related businesses, subsidiaries and investments, excluding its ReserveAmerica subsidiary and its investment in Active.com. Ticketmaster will include IAC's investment in Front Line Management Group, Inc. ("Front Line"). The businesses to be operated by Ticketmaster following the spin-off are referred to herein as the "Ticketmaster Businesses."

Basis of Presentation

        The historical combined financial statements of Ticketmaster and its subsidiaries and the disclosure set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations of Ticketmaster reflect the historical financial position, results of operations and cash flows of the Ticketmaster Businesses since their respective dates of acquisition by IAC, and the allocation to Ticketmaster of certain IAC corporate expenses relating to the Ticketmaster Businesses based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Ticketmaster Businesses. However, for the purposes of these financial statements, income taxes have been computed for Ticketmaster on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude ReserveAmerica and the investment in Active.com that were owned, and include the investment in Front Line that was not owned, either directly or indirectly, by legal entities that comprise the Ticketmaster Businesses. The ownership of ReserveAmerica and the investment in Active.com will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the Ticketmaster Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of Ticketmaster's management, the assumptions underlying the historical combined financial statements of Ticketmaster are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster would have been had Ticketmaster been a stand-alone company during the periods presented.

MANAGEMENT OVERVIEW

        Ticketmaster is the world's leading live entertainment ticketing and marketing company, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the internet, approximately 6,700 independent sales outlets and 19 call centers worldwide. Ticketmaster serves leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters in the United States and abroad, including Australia, Canada, China, Denmark, Finland, Germany, Ireland, the Netherlands, New Zealand, Norway, Spain, Sweden, Turkey and the United Kingdom. Ticketmaster is also a party to joint ventures with third parties to provide ticket distribution services in Mexico and to supply ticketing services for the 2008 Beijing Olympic Games. Ticketmaster licenses its technology in Mexico, Argentina, Brazil, Chile, China and Belgium.

Sources of Revenue

        Ticketmaster earns a majority of its revenue from primary ticketing and resale ticket services on behalf of its clients. Ticketing operations revenue primarily consists of convenience and order processing fees generated primarily through ticket sales. The sale of tickets for an event often commences several months prior to the event performance date. Ticketmaster recognizes revenue from the sale of a ticket when the ticket is sold. Fluctuations in ticket operations revenue occur largely as a result of changes in the number of tickets sold and the average revenue per ticket. The number of tickets sold varies as a result of (i) additions or losses of clients serviced by Ticketmaster; (ii) fluctuations in the scheduling of events, particularly for popular performers; (iii) overall consumer demand for live entertainment events; and (iv) the percentage of tickets for events which are sold directly by clients. The average revenue per ticket varies as a result of the amount of convenience charges earned on each ticket. The amount of convenience charges typically varies based upon numerous factors, including the face price of the ticket, the type of event, whether the ticket is purchased at an independent sales outlet, through call centers or via Ticketmaster's websites, as well as the services to be rendered to the client.

Operating Costs

        Ticketmaster records ticket operations costs specifically associated with the distribution of tickets sold through its system. The largest components of these operating costs are royalties paid to clients as a share of convenience and order processing fees, credit card fees, payroll, telecommunication and data communication costs associated with its call centers, and commissions paid on tickets distributed through independent sales outlets away from the box office, and other expenses including ticket stock and postage. These costs are primarily variable in nature. Direct payroll costs relate to the Company's call centers. Outlet commissions are paid to music chains, department stores and other independent retail locations in exchange for their providing space and personnel to service ticket purchases. The participation, if any, by clients in Ticketmaster's revenue from convenience and order processing fees is set forth in Ticketmaster's contracts with its clients.

Channels of Distribution; Marketing Costs

        Ticketmaster sells tickets online, through independent sales outlets, call centers and via mobile. During the year ended December 31, 2007, 70%, 17%, 13% and less than 1% of primary tickets were sold through these channels, respectively.

        Ticketmaster owns and operates various branded websites, both in the U.S. and abroad, which are customized to reflect services offered in each jurisdiction and designed to promote ticket sales for live events and disseminate event, performer and related merchandise information online. Consumers can access www.ticketmaster.com directly, from affiliated websites and through numerous direct links from banners and event profiles hosted by approved third party websites.

        As of December 31, 2007, Ticketmaster had approximately 6,700 independent sales outlets worldwide, including approximately 2,000 in the United States and approximately 4,700 in various jurisdictions abroad. Ticketmaster pays independent sales outlets a commission, the amount of which ranges from approximately 17% to 20% of Ticketmaster's convenience charge.

        As of December 31, 2007, Ticketmaster operated 19 call centers worldwide, through which consumers can generally purchase tickets by telephone, or by way of an interactive voice response system, seven days a week, for at least 20 hours per day.

        Ticketmaster markets and offers services directly to customers through www.ticketmaster.com and its other branded websites allowing customers to transact directly with Ticketmaster in a convenient manner. Ticketmaster also pays to market and distribute services on third party distribution channels, such as internet portals and search engines. In addition, some of Ticketmaster's businesses manage affiliate programs, pursuant to which they pay commissions and fees to third parties based on revenue earned. Ticketmaster has made, and expects to continue to make, investments in online and offline advertising to build its brands and drive traffic to its businesses.

        Clients routinely agree by contract to include Ticketmaster's name, logos, applicable website address and charge-by-phone number in advertisements in all forms of media promoting the availability of their tickets. The Ticketmaster brand name and logo are also prominently displayed on printed tickets, ticket envelopes and e-mail alerts about upcoming events that Ticketmaster sends to its customers.

Access to Supply

        Ticketmaster's primary ticketing services, and to a lesser extent, its ticketing resale services, depend significantly upon its ability to secure ticketing inventory through existing clients and new clients. Ticketmaster believes that the ability of its ticketing clients to reach a large qualified audience through its brands and businesses, including through its multiple distribution channels, is a significant benefit. Ticketmaster seeks to maintain and renew client contracts, and enter into new client contracts, on a favorable basis. Revenue attributable to Ticketmaster's largest client, Live Nation (including its subsidiary, House of Blues), represented approximately 17% of its total revenue in 2007. This client relationship consists of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expires on December 31, 2008 and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009 and a Canadian agreement that expires on March 1, 2010). Revenue attributable to the worldwide agreement and the agreement covering England, Scotland and Wales represented approximately 11% and 3%, respectively, of Ticketmaster's total revenue in 2007. Ticketmaster anticipates that none of these agreements will be renewed. Revenue generated from the four Live Nation agreements for the years ended December 31, 2007, 2006 and 2005 are provided in the table below:

		Years Ended December 31,
	Expiration Date
		2007	2006	2005
		(Dollars in thousands)
Live Nation—Worldwide agreement	12/31/08	$138,832	$142,972	$121,923
Live Nation—England, Scotland, Wales agreement(a)	12/31/09	34,935	33,575	27,616
House of Blues—U.S. agreement	12/31/09	24,960	24,866	24,229
House of Blues—Canadian agreement	3/1/10	7,704	7,027	8,570

Total revenue under Live Nation agreements		$206,431	$208,440	$182,338

(a)
Each party has the right to terminate the agreement as of December 31, 2008, in which case Live Nation would be obligated to pay Ticketmaster a termination fee in an amount equal to 1.25 times the average of Ticketmaster's annual net profits under the agreement for 2007 and 2008. Ticketmaster currently expects that the agreement will not be terminated as of December 31, 2008.

Economic and Other Trends and Events; Industry Specific Factors

        The ticketing services industry has experienced significant changes over the past decade due to the advent of online commerce. The increase in the number of online ticket sales as a percentage of all ticket sales has resulted in a general decrease in ticketing costs, making it easier for clients to manage ticket sales in-house, either using proprietary technology or stand-alone, automated ticketing systems licensed from a third party. The growth of online commerce has also contributed to the growth of resale ticketing services and the consolidation of those services, which historically has been very fragmented, consisting of a significant number of local brokers with limited inventory selling through traditional storefronts. In addition, entertainment-related expenditures such as ticket sales are sensitive to business and personal discretionary spending levels, which might tend to decline during general economic downturns.

        Ticketmaster has taken steps to replace the revenue it expects to lose upon the expiration of its contract with Live Nation, Inc. at the end of 2008. These include a number of discrete investments including new acquisitions, efforts to gain scale in the market for ticket resale services and adding resources into growth efforts internationally which come with up front costs. These continuing investments, as well as higher royalty rates and general cost increases, are expected to impact results throughout 2008, with a continuation of faster revenue growth than profit growth, though not to the extent seen in the first quarter.

        During the second quarter of 2008, Ticketmaster began a comprehensive review of its worldwide cost structure in light of significant investments that have been made through increased operating and capital expenditures, acquisitions in recent periods, and in advance of the termination of the Live Nation agreement in 2009. As a result of this review, Ticketmaster currently intends to take the following actions, among others, which it currently expects will reduce its operating expenditures by an estimated $35 million on an annualized basis: (i) integration of Paciolan and TicketsNow, which were acquired in January and February 2008, respectively, (ii) the rationalization of certain ticketing platforms, products and services, (iii) certain operating cost reductions, including, among others, reductions in personnel, payment processing and discretionary costs, (iv) the consolidation of customer contact centers and (v) the review of global marketing and sponsorship costs for efficiency. Ticketmaster currently expects that achieving these actions will require some up-front costs, principally severance costs and lease termination costs, as well as the accelerated amortization of capitalized softwear and leasehold improvements, which costs and charges are currently expected to be $4-6 million in total. Ticketmaster expects that these up-front costs and charges will principally impact its 2008 results, starting in the third quarter, but the aggregate cash costs of these actions are not expected to materially impact Ticketmaster's overall financial position or liquidity.

International Operations

        Ticketmaster's future growth depends in part on its ability to expand its brands and businesses abroad, including Europe and Asia, given the large consumer marketplace for the services that Ticketmaster's brands and businesses offer. Ticketmaster's ability to expand its international operations into jurisdictions where Ticketmaster does not currently operate depends in part on its ability to identify potential acquisition candidates, acquire them on favorable terms and successfully integrate their operations. In addition, in many countries abroad, access to ticketing inventory is fragmented and may require significant additional investment to achieve profitability levels consistent with Ticketmaster's established businesses. As a percentage of total Ticketmaster revenue, international operations represented approximately 34% in 2007, 29% in 2006 and 27% in 2005.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Revenue

	Years Ended December 31,
	2007	% change	2006	% change	2005
	(Dollars in thousands)
Domestic	$814,851	7%	$759,339	12%	$675,781
International	425,626	40%	303,333	20%	252,923

Revenue	$1,240,477	17%	$1,062,672	14%	$928,704

        Revenue in 2007 increased $177.8 million, or 17%, from 2006 driven by increases in both domestic and international revenue as worldwide tickets sold increased 11%, with a 5% increase in average revenue per ticket. Domestic revenue increased 7%, primarily due to a 5% increase in average revenue per ticket along with a 2% increase in the number of tickets sold. The increase in average domestic revenue per ticket resulted from higher convenience and processing fees due in part to annual contractual increases. International revenue increased by 40%, or 31% excluding the impact of foreign exchange, primarily due to a 26% increase in the number of tickets sold along with a 12% increase in average revenue per ticket. The increase in the number of tickets sold primarily resulted from increased ticket sales in the United Kingdom and Canada. International acquisitions contributed approximately $23.2 million to Ticketmaster's overall revenue growth in 2007.

        Ticketmaster's largest client, Live Nation, Inc. ("Live Nation") (including its subsidiary House of Blues), represented approximately 17%, 20% and 20% of its combined revenue for the years ended December 31, 2007, 2006 and 2005, respectively. Refer to page 181, Access to Supply, for a description of Ticketmaster's client relationship with Live Nation.

        Revenue in 2006 increased $134.0 million, or 14%, from 2005 driven by increases in both domestic and international revenue as total worldwide tickets sold increased by 7%, with a 6% increase in average revenue per ticket. Domestic revenue increased by 12%, primarily due to higher domestic concert ticket sales, along with a 6% increase in average domestic revenue per ticket. The increase in average domestic revenue per ticket resulted in part from a shift towards live music events. International revenue increased by 20%, or 17% excluding the impact of foreign exchange, primarily due to Ticketmaster's purchase of the remaining interest in its Australian joint venture in April 2005, along with increased revenue from the United Kingdom and Canada. International revenue reflects a 12% increase in the number of tickets sold along with a 9% increase in average revenue per ticket. International acquisitions contributed approximately $16.5 million to Ticketmaster's overall revenue growth in 2006.

Cost of Sales

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Cost of sales	$766,538	20%	$637,152	14%	$561,060
As a percentage of total revenue	62%	184 bp	60%	(46) bp	60%
Gross margins	38%	(184) bp	40%	46 bp	40%

        Cost of sales consists primarily of ticketing royalties, credit card processing fees and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in call center functions. Ticketing royalties relate to Ticketmaster's clients' share of convenience and order processing charges.

        Cost of sales in 2007 increased $129.4 million from 2006, primarily due to increases of $65.8 million in ticketing royalties, $20.1 million in compensation and other employee-related costs associated, in part, with a 12% increase in headcount, and $16.6 million in credit card processing fees which resulted from an increase in ticket revenue volume processed online. The increase in ticketing royalties is due to increased revenue and higher royalty rates. Royalties are driven in part by higher contractual royalty rates included in the renewal of contracts with various promoters and venue clients, and are usually based on a percentage of convenience and order processing revenue. Domestic and international ticketing royalties may continue to increase as a percentage of convenience and processing revenue.

        Cost of sales in 2006 increased $76.1 million from 2005, primarily due to increases of $53.3 million in ticketing royalties resulting from increased revenue and higher royalty rates, $10.6 million in compensation and other employee-related costs and $7.8 million in credit card processing fees. The increase in credit card processing fees is due to higher revenue.

Selling and marketing expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Selling and marketing expense	$43,487	116%	$20,123	14%	$17,691
As a percentage of total revenue	4%	161 bp	2%	(1) bp	2%

        Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions. Advertising and promotional expenditures primarily include online marketing, including fees paid to search engines and distribution partners, as well as offline marketing, including sports sponsorship marketing and radio spending.

        Selling and marketing expense in 2007 increased $23.4 million from 2006, primarily due to increased advertising and promotional expenditures of $17.4 million and increased compensation and other employee-related costs of $5.9 million associated, in part, with a 31% increase in headcount. The increase in advertising and promotional expenditures includes $6.3 million in expenses related to sports sponsorship agreements, primarily with National Football League teams, that were not incurred in the prior year period and online marketing, including fees paid to search engines and distribution partners. Sports sponsorship agreements are intended to promote Ticketmaster's ticket resale services.

        Selling and marketing expense in 2006 increased $2.4 million from 2005, primarily due to an increase of $3.0 million in compensation and other employee-related costs, partially offset by a decrease of $0.2 million in advertising and promotional expenditures.

General and administrative expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
General and administrative expense	$149,478	26%	$118,317	(3)%	$121,695
As a percentage of total revenue	12%	92 bp	11%	(197) bp	13%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2007 increased $31.2 million from 2006, primarily due to a payment of $8.7 million in settlement of litigation (in excess of prior reserves) compared to the prior year period which included a reduction of $5.8 million in certain litigation reserves due to more favorable settlements than previous reserves reflected. Also contributing to the increase in general and administrative expense is an increase of $9.7 million in compensation and other employee-related costs as Ticketmaster continues to build out its worldwide infrastructure, as well as increases of $2.1 million and $1.0 million in facilities costs and utilities expense, respectively. Ticketmaster expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards post spin-off.

        General and administrative expense in 2006 decreased $3.4 million from 2005, primarily due to a $5.8 million reduction in litigation reserves, partially offset by an increase of $0.5 million in compensation and other employee-related costs. The increase in compensation and other employee-related costs is primarily due to higher personnel costs in 2006 associated with increased headcount from growth in the business, partially offset by a decrease in non-cash compensation expense resulting from a $7.9 million charge in 2005 related to the modification of vested stock options in connection with the Expedia spin-off from IAC.

        Effective January 1, 2006, Ticketmaster adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. There was no impact to the amount of stock-based compensation recorded in the combined statement of operations for the years ended December 31, 2006 and 2005 as a result of adopting SFAS 123R. Ticketmaster has been recognizing expense for all stock-based grants since it became wholly owned by IAC on January 17, 2003, in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The majority of stock-based compensation expense is reflected in general and administrative expense. As of December 31, 2007, there was approximately $29.2 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.5 years.

Depreciation

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Depreciation	$38,458	10%	$35,080	5%	$33,495
As a percentage of total revenue	3%	(20) bp	3%	(31) bp	4%

        Depreciation in 2007 and 2006 increased $3.4 million and $1.6 million, respectively, primarily due to the incremental depreciation associated with capital expenditures made throughout 2006 and 2007 and various acquisitions, partially offset by certain fixed assets becoming fully depreciated during these periods.

Operating Income Before Amortization

        Operating Income Before Amortization is a Non-GAAP measure and is defined in "Ticketmaster's Principles of Financial Reporting".

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating Income Before Amortization	$255,088	(2%)	$259,839	21%	$215,068
As a percentage of total revenue	21%	(389) bp	24%	129 bp	23%

        Operating Income Before Amortization in 2007 decreased $4.8 million from 2006, primarily due to increases in cost of sales, general and administrative expense and selling and marketing expense. The increase in these expenses was driven by higher overall royalty rates, international development and expansion, and increased marketing efforts, including ticket resale initiatives. Operating Income Before Amortization was negatively impacted by a payment of $8.7 million in settlement of litigation compared to the prior year period which included a reduction of $5.8 million in certain litigation reserves and the favorable resolution of claims and insurance settlements of $4.3 million.

        Operating Income Before Amortization in 2006 increased $44.8 million from 2005, growing at a faster rate than revenue primarily due to increased average revenue per ticket and operational efficiencies resulting from increased online ticket volumes. Operating Income Before Amortization was further impacted by the reduction of $5.8 million in certain litigation reserves and the favorable resolution of claims and insurance settlements of $4.3 million in the current year period. These favorable impacts were partially offset by increased cost of sales and general and administrative expenses.

Operating income

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating income	$216,316	(4%)	$224,891	35%	$166,015
As a percentage of total revenue	17%	(372) bp	21%	329 bp	18%

        Operating income in 2007 decreased $8.6 million from 2006, primarily due to the decrease in Operating Income Before Amortization described above and a $4.7 million increase in non-cash compensation expense, partially offset by a decrease in amortization of intangibles.

        Operating income in 2006 increased $58.9 million from 2005, primarily due to the increase in Operating Income Before Amortization described above, a $12.5 million decrease in non-cash compensation expense and a decrease in the amortization of intangibles.

Other income (expense)

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Other income (expense):
Interest income	$33,065	(3)%	$33,982	95%	$17,417
Interest expense	(1,003)	(232)%	(302)	(368)%	(65)
Equity in income of unconsolidated affiliates	6,301	110%	2,997	(12)%	3,401
Other income	1,120	14%	982	43%	689

        Interest income in 2007 decreased $0.9 million from 2006, primarily due to lower receivable balances due from IAC and subsidiaries, partially offset by interest earned on higher average international operating cash balances in 2007. Interest earned on the receivable balance is principally due to cash transfers to IAC in connection with IAC's centrally managed U.S. treasury function.

        Equity in the income of unconsolidated affiliates in 2007 increased $3.3 million from 2006, primarily due to Ticketmaster's investments in Front Line and TM Mexico.

        Interest income in 2006 increased $16.6 million from 2005, primarily due to higher receivable balances due from IAC and its subsidiaries, as well as increased interest earned on higher average operating cash balances in 2006.

        Equity in the income of unconsolidated affiliates in 2006 decreased $0.4 million from 2005, primarily due to the absence of any equity income from Ticketmaster's investment in its Australian joint venture. Ticketmaster began to consolidate the results of its joint venture effective April 2005 when it acquired the interest it did not previously own.

Income tax provision

        In 2007, Ticketmaster recorded an income tax provision of $89.0 million which represents an effective tax rate of 35%. The 2007 tax rate approximates the federal statutory rate of 35% as state and local income taxes were substantially offset by foreign income taxed at lower rates. In 2006, Ticketmaster recorded a tax provision of $86.0 million which represents an effective tax rate of 33%. The 2006 tax rate is lower than the federal statutory rate of 35% due principally to benefits associated with Ticketmaster's assertion that the earnings of certain foreign subsidiaries are permanently reinvested and foreign income taxed at lower rates, partially offset by state and local income taxes. In 2005, Ticketmaster recorded a tax provision of $68.3 million which represents an effective tax rate of 36%. The 2005 tax rate is higher than the federal statutory rate of 35% due principally to state and local income taxes partially offset by foreign income taxed at lower rates.

        Ticketmaster adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48") effective January 1, 2007. The cumulative effect of the adoption resulted in an increase of $1.3 million to invested capital. As of January 1, 2007 and December 31, 2007, Ticketmaster had unrecognized tax benefits of approximately $0.6 million and $6.3 million, respectively, which included accrued interest of $0.1 million and $0.8 million, respectively.

        By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of Ticketmaster from January 17, 2003, the date which Ticketmaster joined the IAC consolidated tax return. The statute of limitations for these years has been extended to December 31, 2008. Tax filings in various state, local and foreign jurisdictions are currently under examinations, the most significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008. Ticketmaster believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $3.6 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state tax returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2007, Ticketmaster had $569.3 million of cash and cash equivalents and restricted cash and cash equivalents, including $313.6 million in funds representing amounts equal to the face value of tickets sold on behalf of its clients. Ticketmaster's cash and cash equivalents and restricted cash and cash equivalents held in foreign jurisdictions is approximately $359.1 million at December 31, 2007, including $222.5 million in funds representing amounts equal to the face value of tickets sold on behalf of its clients, and is maintained principally in the United Kingdom, Australia and Canada.

        Net cash provided by operating activities was $212.0 million and $230.7 million in 2007 and 2006, respectively. The decrease of $18.7 million in net cash provided by operating activities reflects an increase in contract deposits and accounts receivable, partially offset by an increased contribution from client funds of $69.5 million which is primarily due to timing of settlements with clients.

        Net cash used in investing activities in 2007 of $13.0 million primarily resulted from capital expenditures of $47.5 million and acquisitions, net of cash acquired, of $29.4 million, partially offset by cash transfers from IAC of $64.5 million. The cash transfers from IAC relate to IAC's centrally managed U.S. treasury function. Net cash used in investing activities in 2006 of $189.1 million primarily resulted from cash transfers to IAC of $214.2 million, capital expenditures of $39.3 million, a net increase in long-term investments of $20.6 million and acquisitions, net of cash acquired, of $17.8 million. These uses of cash were partially offset by the net proceeds of $108.9 million related to the purchases, sales and maturities of marketable securities. The increase in long-term investments in 2006 is primarily due to Ticketmaster's equity investment in Evolution Artists, Inc. ("iLike").

        During January and February 2008, Ticketmaster completed the acquisitions of Paciolan, Inc., GET ME IN! Ltd, and The V.I.P. Tour Company ("TicketsNow"). The aggregate consideration for these transactions was approximately $400 million and was funded by capital contributions from IAC. These companies are wholly-owned subsidiaries operating in the U.S. (Paciolan and TicketsNow) and United Kingdom (GET ME IN!).

        Net cash provided by financing activities in 2007 and 2006 of $30.3 million and $20.6 million, respectively, were primarily due to capital contributions of $29.4 million and $17.8 million from IAC to fund Ticketmaster's 2007 and 2006 acquisitions, respectively.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Purchase obligations(a)	$95,056	$30,726	$35,268	$25,687	$3,375
Operating leases	82,345	14,830	25,232	18,547	23,736

Total contractual cash obligations	$177,401	$45,556	$60,500	$44,234	$27,111

(a)
The purchase obligations primarily arise from sports sponsorship agreements intended to promote Ticketmaster's ticket resale services.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments*	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Guarantees, surety bonds and letters of credit	$3,911	$596	$65	$3,250	$—

*
Commercial commitments are funding commitments that could potentially require performance in the event of demands by third parties or contingent events, such as under letters of credit, surety bonds or under guarantees of debt.

Off-Balance Sheet Arrangements

        Other than the items described above, Ticketmaster does not have any off-balance sheet arrangements as of December 31, 2007.

Results of Operations for the Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

Revenue

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Domestic	$239,707	15%	$209,077
International	109,274	16%	94,500

Total revenue	$348,981	15%	$303,577

        Revenue in 2008 increased $45.4 million, or 15%, from 2007 driven by increases in both domestic and international revenue as worldwide tickets sold increased 3%, with a 7% increase in average revenue per ticket. Domestic revenue grew by 15%, primarily due to contributions from Paciolan, Inc. ("Paciolan") and The V.I.P. Tour Company ("TicketsNow"), acquired in January and February 2008, respectively, as well as a 7% increase in average revenue per ticket and a 1% increase in the number of tickets sold. The increase in average domestic revenue per ticket resulted from higher convenience and processing fees. International revenue grew by 16%, or 6% excluding the impact of foreign exchange, primarily due to an 8% increase in average revenue per ticket along with a 5% increase in the number of tickets sold. Both the increases in the average revenue per ticket and the number of tickets sold primarily resulted from increased revenue from Canada and Australia. Acquisitions contributed approximately $18.4 million to Ticketmaster's overall revenue growth in 2008.

        Ticketmaster's largest client, Live Nation, Inc. (including its subsidiary House of Blues), represented approximately 15% and 17% of its combined revenue for the three months ended March 31, 2008 and 2007, respectively.

Cost of sales

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Cost of sales	$221,022	20%	$184,784
As a percentage of total revenue	63%	246 bp	61%
Gross margins	37%	(246) bp	39%

        Cost of sales consists primarily of ticketing royalties, credit card processing fees and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in call center functions. Ticketing royalties relate to Ticketmaster's clients' share of convenience and order processing charges.

        Cost of sales in 2008 increased $36.2 million from 2007, primarily due to increases of $12.7 million in ticketing royalties, $11.3 million in compensation and other employee-related costs associated, in part, with a 22% increase in headcount and $1.4 million in credit card processing fees. Included in these increases is the impact of acquisitions not in the year ago period, which contributed $0.7 million, $6.5 million and $0.7 million to ticketing royalties, compensation and other employee-related costs and credit card processing fees, respectively. Excluding the impact of acquisitions not in the year ago period, cost of sales increased $23.7 million, or 13%. The increase in ticketing royalties is due to increased revenue and higher royalty rates. Royalties are driven in part by higher contractual royalty rates included in the renewal of contracts with various promoters and venue clients, and are usually based on a percentage of convenience and order processing revenue. Domestic and international ticketing royalties may continue to increase as a percentage of convenience and processing revenue.

Selling and marketing expense

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Selling and marketing expense	$19,393	174%	$7,073
As a percentage of total revenue	6%	323 bp	2%

        Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions. Advertising and promotional expenditures primarily include online marketing, including fees paid to search engines and distribution partners, as well as offline marketing, including sports sponsorship marketing and radio spending.

        Selling and marketing expense in 2008 increased $12.3 million from 2007, primarily due to increased advertising and promotional expenditures of $8.2 million and increased compensation and other employee-related costs of $2.4 million as Ticketmaster continues to build out its worldwide infrastructure. Included in these increases is the impact of acquisitions not in the year ago period, which contributed $2.2 million and $1.3 million to advertising and promotional expenditures and compensation and other employee-related costs, respectively. Excluding the impact of acquisitions not in the year ago period, selling and marketing expense increased $7.7 million, or 108%. The increase in advertising and promotional expenditures is due in part to an increase in sports sponsorship agreements which are intended to promote Ticketmaster's resale ticket services such as ticket exchange.

General and administrative expense

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
General and administrative expense	$41,853	22%	$34,258
As a percentage of total revenue	12%	71 bp	11%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2008 increased $7.6 million from 2007, primarily due to increases of $4.3 million in compensation and other employee-related costs and $1.5 million in professional fees. The increase in compensation and other employee-related costs is primarily due to an increase of $3.3 million associated with recent acquisitions not in the year ago period. Excluding the impact of acquisitions not in the year ago period, general and administrative expense increased $2.9 million, or 8%. Ticketmaster expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards in connection with and subsequent to the spin-off.

        General and administrative expense includes non-cash compensation expense of $4.3 million in 2008 compared with $1.6 million in 2007. The increase in non-cash compensation expense is primarily due to equity grants issued and assumed in recent acquisitions as well as equity grants issued to Ticketmaster employees subsequent to the first quarter of 2007. As of March 31, 2008, there was approximately $48.9 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is currently expected to be recognized over a weighted average period of approximately 3.0 years (exclusive of the impact of the modification related to the spin-off, which primarily consists of the accelerated vesting of certain restricted stock units).

Depreciation

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Depreciation	$11,055	21%	$9,121
As a percentage of total revenue	3%	16 bp	3%

        Depreciation in 2008 increased $1.9 million from 2007, primarily due to acquisitions not in the year ago period and the incremental depreciation associated with capital expenditures made throughout 2007 and 2008, partially offset by certain fixed assets becoming fully depreciated during the period. Excluding the impact of acquisitions not in the year ago period, depreciation expense increased $0.5 million, or 5%.

Operating Income Before Amortization

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Operating Income Before Amortization	$60,423	(14)%	$70,220
As a percentage of total revenue	17%	(582) bp	23%

        Operating Income Before Amortization in 2008 decreased $9.8 million from 2007, primarily due to increases in cost of sales, selling and marketing expense and general and administrative expense. The increase in these expenses was driven by acquisitions and strategic investments, particularly in Germany and China, increased expenses associated with product and technology initiatives, and higher overall royalty rates. Operating Income Before Amortization was further impacted by discrete items benefiting the prior year period. Excluding the impact of acquisitions not in the year ago period, Operating Income Before Amortization decreased $6.7 million, or 10%.

Operating income

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Operating Income	$46,790	(24)%	$61,488
As a percentage of total revenue	13%	(685) bp	20%

        Operating income in 2008 decreased $14.7 million from 2007, primarily due to the decrease in Operating Income Before Amortization described above and increases of $2.9 million in non-cash compensation expense and $2.0 million in amortization of intangibles.

Other income (expense)

	Three Months Ended March 31,
	2008	% change	2007
	(Dollars in thousands)
Other income (expense):
Interest income	$3,290	(39)%	$5,378
Interest expense	(735)	177%	(266)
Equity in income of unconsolidated affiliates	666	(23)%	865
Other income	944	1,048%	83

        Interest income in 2008 decreased $2.1 million from 2007 as average interest rates on the receivable balance from IAC and subsidiaries decreased year over year. Interest earned on the receivable balance is principally due to cash transfers to IAC in connection with IAC's centrally managed U.S. treasury function.

Income tax provision

        For the three months ended March 31, 2008 and 2007, Ticketmaster recorded tax provisions of $18.8 million and $24.6 million, respectively, which represent effective tax rates of 37% and 36%, respectively. The tax rates for the three months ended March 31, 2008 and 2007 are higher than the federal statutory rate of 35% due principally to state taxes.

        As of December 31, 2007 and March 31, 2008, Ticketmaster had unrecognized tax benefits of approximately $5.5 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $4.6 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. Ticketmaster recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for 2008 is $0.1 million, net of related deferred taxes, for interest on unrecognized tax benefits. At March 31, 2008, Ticketmaster has accrued $1.0 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster are recorded in the period they become known. Ticketmaster believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $3.6 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2008, Ticketmaster had $502.3 million of cash and cash equivalents and restricted cash and cash equivalents, including $338.9 million in funds representing amounts equal to the face value of tickets sold on behalf of its clients. Ticketmaster's cash and cash equivalents and restricted cash and cash equivalents held in foreign jurisdictions is approximately $349.6 million at March 31, 2008, including $220.3 million in funds representing amounts equal to the face value of tickets sold on behalf of its clients, and is maintained principally in Canada, the United Kingdom and Australia.

        Net cash provided by operating activities was $65.8 million and $80.7 million in 2008 and 2007, respectively. The decrease of $14.9 million in net cash provided by operating activities reflects a decreased contribution from client funds of $24.3 million which is primarily due to timing of settlements with clients and an increase in prepaid expenses and other current assets, partially offset by an increase in accounts payable. The increase in accounts payable is primarily due to efforts to aggressively manage working capital.

        Net cash used in investing activities in 2008 of $540.1 million primarily resulted from acquisitions, net of cash acquired, of $395.0 million, cash transfers to IAC of $135.5 million and capital expenditures of $9.5 million. The cash transfers to IAC relate to IAC's centrally managed U.S. treasury function. Acquisitions, net of cash acquired, in 2008 primarily relate to the acquisitions of Paciolan, TicketsNow and GET ME IN! Ltd. Net cash used in investing activities in 2007 of $21.0 million primarily resulted from acquisitions, net of cash acquired, of $10.2 million and capital expenditures of $9.3 million.

        Net cash provided by financing activities in 2008 and 2007 of $394.7 million and $11.2 million, respectively, were primarily due to capital contributions of $395.0 million and $10.2 million from IAC to fund Ticketmaster's 2008 and 2007 acquisitions, respectively.

        Ticketmaster anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations.

        In connection with the separation, Ticketmaster raised $750 million through a combination of privately issued debt securities (the "Notes") and secured credit facilities (the "Term Loans"). In addition, Ticketmaster negotiated a revolving credit facility (the "RCF"). The total costs incurred in connection with the issuance of the Notes and borrowings under the Term Loans and establishing the RCF is estimated to be $26.0 million. The net proceeds are approximately $724.0 million. In connection with the separation, Ticketmaster will distribute the net proceeds of the financing to IAC and will retain its client cash and its international cash which total approximately $468.1 million as of March 31, 2008. Upon completion of the spin-off, intercompany receivable balances will be extinguished.

        Ticketmaster believes its ability to generate cash from operations, the overall capacity and terms of its financing arrangements as discussed above, and access to the equity markets subject to restrictions under the tax sharing agreement will be sufficient to fund its operating, investing and financing cash needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Capital lease obligations	$4,490	$2,274	$2,216	$—	$—
Purchase obligations(a)	87,062	22,957	35,268	25,462	3,375
Operating leases	81,742	15,745	26,506	17,251	22,240

Total contractual cash obligations	$173,294	$40,976	$63,990	$42,713	$25,615

(a)
The purchase obligations primarily arise from sports sponsorship agreements intended to promote Ticketmaster's ticket resale services.

TICKETMASTER'S PRINCIPLES OF FINANCIAL REPORTING

        Ticketmaster reports Operating Income Before Amortization as a supplemental measure to generally accepted accounting principles ("GAAP"). This measure is one of the primary metrics by which Ticketmaster evaluates the performance of its businesses, on which its internal budgets are based and by which management is compensated. Ticketmaster believes that investors should have access to the same set of tools that it uses in analyzing its results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Ticketmaster provides and encourages investors to examine the reconciling adjustments between the GAAP and non-GAAP measure which are discussed below.

Definition of Ticketmaster's Non-GAAP Measure

        Operating Income Before Amortization is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. Ticketmaster believes this measure is useful to investors because it represents the operating results from the Ticketmaster Businesses, taking into account depreciation, which Ticketmaster believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Ticketmaster's statement of operations of certain expenses, including non-cash compensation, and acquisition-related accounting. Ticketmaster endeavors to compensate for the limitations of the non-GAAP measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure.

Pro Forma Results

        Ticketmaster will only present Operating Income Before Amortization on a pro forma basis if it views a particular transaction as significant in size or transformational in nature. For the periods presented in this report, there are no transactions that Ticketmaster has included on a pro forma basis.

One-Time Items

        Operating Income Before Amortization is presented before one-time items, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented in this report, there are no one-time items.

Non-Cash Expenses That Are Excluded From Ticketmaster's Non-GAAP Measure

        Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and Ticketmaster will include the related shares in its future calculations of fully diluted shares outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards will be settled, at Ticketmaster's discretion, on a net basis, with Ticketmaster remitting the required tax withholding amount from its current funds.

        Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as purchase and distribution agreements, are valued and amortized over their estimated lives. While it is likely that Ticketmaster will have significant intangible amortization expense as it continues to acquire companies, Ticketmaster believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Reconciliation of Operating Income Before Amortization

        For a reconciliation of Operating Income Before Amortization to net income for the years ended December 31, 2007, 2006 and 2005, see Note 7 to the combined financial statements. For a reconciliation of Operating Income Before Amortization to net income for the three months ended March 31, 2008 and 2007, see Note 5 to the unaudited interim financial statements.

Critical Accounting Policies and Estimates

        The following disclosure is provided to supplement the descriptions of Ticketmaster's accounting policies contained in Note 2 to the combined financial statements in regard to significant areas of judgment. Ticketmaster's management is required to make certain estimates and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of Ticketmaster's accounting policies and estimates have a more significant impact on its combined financial statements than others. What follows is a discussion of some of Ticketmaster's more significant accounting policies and estimates.

  Recoverability of Long-Lived Assets

        Ticketmaster reviews the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), impairment is considered to have occurred whenever the carrying value of a long-lived asset exceeds the sum of the undiscounted cash flows that is expected to result from the use and eventual disposition of the asset. The determination of cash flows is based upon assumptions that may not occur. The value of long-lived assets that is subject to assessment for impairment in accordance with SFAS 144 is $124.9 million at December 31, 2007.

  Recoverability of Goodwill and Indefinite-Lived Intangible Assets

        In accordance with SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), Ticketmaster reviews the carrying value of goodwill and indefinite-lived intangible assets on an annual basis as of October 1st or earlier upon the occurrence of certain events or substantive changes in circumstances. Ticketmaster determines the fair value of its reporting unit and indefinite-lived intangible assets based upon an evaluation of expected discounted cash flows. This discounted cash flow analysis utilizes an evaluation of historical and forecasted operating results. The determination of discounted cash flows is based upon forecasted operating results that may not occur. The annual assessment for 2007 did not identify any impairment charges. The value of goodwill and indefinite-lived intangible assets that is subject to assessment for impairment in accordance with SFAS 142 is $1.1 billion and $62.6 million, respectively, at December 31, 2007.

  Income Taxes

        Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 6, and reflect management's assessment of actual future taxes to be paid on items reflected in the combined financial statements, giving consideration to both timing and the probability of realization. As of December 31, 2007, the balance of deferred tax liabilities, net, is $26.5 million. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of IAC's tax returns by the IRS, as well as actual operating results of Ticketmaster that vary significantly from anticipated results. Effective January 1, 2007, Ticketmaster adopted the provisions of FIN 48. As a result of the adoption of FIN 48, Ticketmaster recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. Ticketmaster considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Seasonality

        Ticketmaster's ticket sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon scheduling by the client. The second and fourth quarters of the year generally experience the highest revenue.

New Accounting Pronouncements

        Refer to Note 2 to the combined financial statements for a description of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

        Ticketmaster conducts business in certain foreign markets, primarily in the European Union and Canada. Ticketmaster's primary exposure to foreign currency risk relates to its investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. However, the exposure is mitigated as Ticketmaster has generally reinvested profits from its international operations in order to fund the growth of its international operations including acquisitions. Ticketmaster is also exposed to foreign currency risk related to its assets and liabilities denominated in a currency other than the functional currency.

        As currency exchange rates change, translation of the income statements of Ticketmaster's international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically, Ticketmaster has not hedged translation risks because cash flows from international operations have been generally reinvested locally. Foreign exchange net gains for the years ended December 31, 2007, 2006 and 2005 were $1.1 million, $1.2 million and $0.6 million, respectively. Foreign exchange net gains for the three months ended March 31, 2008 and 2007 were $0.9 million and $0.1 million, respectively.

        As Ticketmaster increases its operations in international markets it becomes increasingly exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on Ticketmaster is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause Ticketmaster to adjust its financing, operating and hedging strategies.

Management of Ticketmaster

Ticketmaster Board of Directors and Executive Officers

        The following table sets forth information as to persons who are expected to serve as Ticketmaster directors and executive officers following the spin-offs. The Ticketmaster Board of Directors, the composition of which complies with the independence requirements under the current standards imposed by the Marketplace Rules, including the transitional rules set forth therein, is currently expected to consist of eleven directors.

Name	Age	Position(s)
Terry Barnes	56	Vice Chairman and Director of Ticketmaster
Mark Carleton	47	Director of Ticketmaster
Brian Deevy*	53	Director of Ticketmaster
Barry Diller	66	Chairman of the Board of Ticketmaster
Jonathan L. Dolgen*	63	Director of Ticketmaster
Julius Genachowski*	45	Director of Ticketmaster
Diane Irvine*	49	Director of Ticketmaster
Victor A. Kaufman	64	Vice Chairman of the Board of Ticketmaster
Eric Korman	37	Executive Vice President of Ticketmaster
Michael Leitner*	40	Director of Ticketmaster
Jonathan F. Miller*	51	Director of Ticketmaster
Sean Moriarty	38	President, Chief Executive Officer and Director of Ticketmaster
Brian Regan	36	Executive Vice President and Chief Financial Officer of Ticketmaster
Edward Weiss	45	Executive Vice President and General Counsel of Ticketmaster

*
Independent Directors

Directors

        Background information about those individuals who are expected to serve as directors of Ticketmaster appears below.

        Terry R. Barnes, age 56, has been Chairman of Ticketmaster since January 2007. Prior to that, Mr. Barnes served as Chairman and Chief Executive Officer of Ticketmaster from June 2005 to December 2006 and Chairman from January 2003 to June 2005. He was the Co-Chairman of Ticketmaster from January 2001 until January 2003 and President and Chief Executive Officer of Ticketmaster Corporation from June 1998 until January 2001. From September 1995 until June 1998, Mr. Barnes was the President and Chief Operating Officer of Ticketmaster Ticketing Company. From 1983 until September 1995, Mr. Barnes was Vice President and General Manager of numerous subsidiaries of Ticketmaster Corporation in the Midwest. Prior to joining Ticketmaster, Mr. Barnes enjoyed an expansive music industry career, including a partnership in Village Records, a custom record label with Mercury/Polygram in Indianapolis. He was also a partner in national promotion, management and publishing companies. Mr. Barnes attended Ball State University.

        Mark Carleton, age 47, currently serves as a Senior Vice President of Liberty Media Corporation. Prior to that, he was employed by KPMG LLP, the audit, tax and advisory firm from July 1982 to November 2003, most recently as a Partner and National Industry Director—Communications Segment and also served on KPMG's Board. Mr. Carleton was a practicing CPA during his time at KPMG.

        Mr. Carleton was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Brian Deevy, age 53, is Chairman and Chief Executive Officer of RBC Daniels, responsible for strategic development of the firm's business, which includes mergers & acquisitions, private equity and debt capital formation and financial advisory engagements. Mr. Deevy also has primary responsibility for RBC Daniels' Cable Television Group. Mr. Deevy joined RBC Daniels in November 1981.

        Mr. Deevy was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Barry Diller, age 66, has been a director and the Chairman and Chief Executive Officer of IAC (and its predecessors) since August 1995. Mr. Diller also serves as the Chairman of Expedia, Inc., which position he has held since August 2005. Prior to joining the Company, Mr. Diller was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairman of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for 10 years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is currently a member of the boards of directors of The Washington Post Company and The Coca-Cola Company. He also serves on the Board of Conservation International and The Educational Broadcasting Company. In addition, Mr. Diller is a member of the Board of Councilors for the University of Southern California's School of Cinema-Television, the New York University Board of Trustees, the Tisch School of the Arts Dean's Council and the Executive Board for the Medical Sciences of University of California, Los Angeles.

        Jonathan L. Dolgen, age 63, has served as senior consultant for ArtistDirect, Inc. since October 2006. Since July 2004, Mr. Dolgen has also been a Senior Advisor to Viacom, Inc., providing advisory services to the chief executive officer on an as-requested basis. Since July 2004, Mr. Dolgen has been a private investor and since September 2004, Mr. Dolgen has been a principal of Wood River Ventures, LLC ("Wood River"), a private start-up entity that seeks investment and other opportunities primarily in the media sector. From April 1994 to July 2004, Mr. Dolgen served as Chairman and Chief Executive Officer of the Viacom Entertainment Group. Mr. Dolgen is also a Director of Expedia, Inc. and Charter Communications, Inc. Mr. Dolgen holds a B.S. from Cornell University and a J.D. from New York University.

        Diane Irvine, age 49, has served as Chief Executive Officer and President of Blue Nile, Inc., an online retailer of high quality diamonds and fine jewelry in the United States, since February 2008. Prior to that, she served as President of Blue Nile since February 2007 and as Blue Nile's Chief Financial Officer from December 1999 to September 2007. Prior to her tenure at Blue Nile, Ms. Irvine served as Vice President and CFO of Plum Creek Timber Company, Inc., a timberland management and wood products company, from February 1994 to May 1999, and in various capacities, most recently as a partner, with Coopers and Lybrand LLP, from September 1981 to February 1994. Ms. Irvine serves on the Board of Directors of Blue Nile, Inc. and Davidson Companies, an investment banking and asset management company. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation from Golden Gate University.

        Julius Genachowski, age 45, co-founded Rock Creek Ventures, an investment and advisory services firm, in March of 2005 and continues to be a Managing Director there. From June 2003 until August of 2005, Mr. Genachowski serviced as the Executive Vice President and Chief of Business Operations for IAC and prior to that served as IAC's Executive Vice President and General Counsel.

        Victor A. Kaufman, age 64, has been a director of IAC (and its predecessors) since December 1996 and has been Vice Chairman of IAC since October 1999. Mr. Kaufman also serves as Vice Chairman of the Board of Expedia, which position he has held since August 2005. Previously, Mr. Kaufman served in the Office of the Chairman from January 1997 to November 1997 and as Chief Financial Officer of IAC from November 1997 to October 1999. Prior to his tenure with IAC, Mr. Kaufman served as Chairman and Chief Executive Officer of Savoy Pictures Entertainment, Inc. from March 1992 and as a director of Savoy from February 1992. Mr. Kaufman was the founding Chairman and

Chief Executive Officer of Tri-Star Pictures, Inc. and served in such capacities from 1983 until December 1987, at which time he became President and Chief Executive Officer of Tri-Star's successor company, Columbia Pictures Entertainment, Inc. He resigned from these positions at the end of 1989 following the acquisition of Columbia by Sony USA, Inc. Mr. Kaufman joined Columbia in 1974 and served in a variety of senior positions at Columbia and its affiliates prior to the founding of Tri-Star.

        Michael Leitner, age 40, is a managing partner at Tennenbaum Capital Partners ("TCP"), a leading private investment firm. Prior to joining TCP in March 2005, Mr. Leitner served as Senior Vice President of Corporate Development for WilTel Communications from January 2004. Prior to that, he served as President and Chief Executive Officer of GlobeNet Communications from January 2003. Mr. Leitner currently serves as a representative for TCP on the Boards of Directors of ITC^DeltaCom, Inc., Anacomp, Inc. and as a board observer to Wild Blue Communications.

        Mr. Leitner was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Jonathan F. Miller, age 51, is a founding partner of Velocity Interactive Group, an investment firm focusing on digital media and the consumer internet. Prior to founding Velocity in February 2007, Mr. Miller served as CEO of AOL from August 2002 to December 2006. Prior to joining AOL, Mr. Miller was employed at IAC as CEO and President of USA Information and Services. Mr. Miller is on the Board of American Film Institute, Idearc Media and a trustee of Emerson College and WNCY Public Radio in New York. Mr. Miller graduated from Harvard College in 1980.

        Sean P. Moriarty, age 38, has been President and Chief Executive Officer of Ticketmaster since January 2007 and had previously been Ticketmaster's President and Chief Operations Officer from December 2005 to January 2007, Executive Vice President and Chief Operating Officer from July 2004 to December 2005, Executive Vice President, Product and Technology, from November 2003 to July 2004, and prior to that, held progressive roles at Ticketmaster and Citysearch.com since joining in 1997. Mr. Moriarty received his bachelor's degree from the University of South Carolina, was an Exchange Fellow at the University of Warwick, Coventry UK, and attended graduate school at Boston University and the University of South Carolina. He serves on the Board of Directors of iLike.com as well as several technology advisory boards.

Executive Officers

        Background about Ticketmaster's executive officers who are not expected to serve as directors appears below.

        Eric Korman, age 37, has been Executive Vice President of Ticketmaster since April 2006. Prior to joining Ticketmaster, Mr. Korman served as Senior Vice President of Mergers and Acquisitions of IAC from January 2005 to April 2006. Mr. Korman joined IAC in September 2001 as Vice President of Business Development and Strategy for Electronic Commerce Services, a former subsidiary of IAC, and subsequently, he was promoted to Vice President of Strategic Planning of IAC in February 2002, and was appointed Vice President of Mergers and Acquisitions in September 2003. From June 2000 to September 2001, Mr. Korman was a principal in epartners, a $650 million venture fund backed by SOFTBANK and News Corporation. From January 2000 to May 2000, Mr. Korman served as Vice President of Digital Convergence Corporation. From 1995 to 1997, Mr. Korman served in the Corporate Business Development group of The Coca-Cola Company, and from 1993 to 1995 served in the Customer Marketing group of Coca-Cola USA. Mr. Korman holds a Bachelor of Arts degree in Economics from Emory University and an MBA from the J.L. Kellogg Graduate School of Management. Mr. Korman sits on the Board of Directors of BET.com.

        Brian Regan, age 36, has been Executive Vice President and Chief Financial Officer of Ticketmaster since June 2008. Prior to that, Mr. Regan was the Senior Vice President of Finance of

Expedia, Inc., from March 2005 to June 2008, and had previously been Expedia's Vice President of Finance from August 2004 to March 2005. Before joining Expedia, Mr. Regan served in a variety of financial roles at LendingTree, Inc. from November 1998 to August 2004, including Vice President and Controller; Vice President of Finance and Investor Relations; and, most recently, Chief Consumer Officer. Prior to that, Brian was an auditor and consultant for PricewaterhouseCoopers LLP in its banking and securities industry practice in New York and Charlotte, North Carolina from August 1993 to November 1998. Mr. Regan earned a Bachelor of Science degree in Business Administration and Accounting from Bucknell University.

        Edward J. Weiss, age 45, has been Executive Vice President and General Counsel of Ticketmaster since March 2005. Mr. Weiss joined Ticketmaster in January 1998 and prior to his appointment to Executive Vice President and General Counsel, served as the company's Senior Vice President and Assistant General Counsel from August 2002 to March 2005. Prior to that, Mr. Weiss served as Vice President, Assistant General Counsel. Before joining Ticketmaster, Mr. Weiss served as an Assistant U.S. Attorney in Los Angeles from September 1994 to December 1997. Mr. Weiss was an associate at the law firm of Manatt, Phelps & Phillips, LLP in Los Angeles from October 1988 to July 1994. Mr. Weiss is a graduate of University of California, Berkeley and earned his J.D. from the University's Boalt Hall School of Law. He currently serves on the Board of Directors for Big Brothers Big Sisters of Greater Los Angeles & Inland Empire.

Committees of the Board of Directors

        Concurrent with the completion of the spin-offs, the Ticketmaster Board of Directors will establish the following committees: the Audit Committee, the Compensation and Human Resources Committee, the Nominating Committee and the Executive Committee. The composition of each such committee will satisfy the independence requirements and current standards of the SEC, Marketplace Rules and Internal Revenue Service rules (as applicable), including the transitional rules set forth therein.

        Audit Committee.    The Audit Committee of the Ticketmaster Board of Directors will consist of Ms. Irvine and Messrs. Genachowski and Deevy. IAC has concluded, subject to confirmation by the Ticketmaster Board of Directors, that Ms. Irvine is an "audit committee financial expert," as such term is defined in applicable SEC rules.

        The Audit Committee will function pursuant to a written charter adopted by the Ticketmaster Board of Directors, pursuant to which it will be granted the responsibilities and authority necessary to comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit Committee will be appointed by the Ticketmaster Board of Directors to assist the Ticketmaster Board with a variety of matters, including monitoring (1) the integrity of Ticketmaster's financial statements, (2) the effectiveness of Ticketmaster's internal control over financial reporting, (3) the qualifications and independence of Ticketmaster's independent registered public accounting firm, (4) the performance of Ticketmaster's internal audit function and independent registered public accounting firm and (5) the compliance by Ticketmaster with legal and regulatory requirements.

        Compensation and Human Resources Committee.    The Compensation and Human Resources Committee will be comprised of Messrs. Dolgen and Miller and will be authorized to exercise all of the powers of the Ticketmaster Board of Directors with respect to matters pertaining to compensation and benefits, including, but not limited to, salary matters, incentive/bonus plans, stock compensation plans, retirement programs and insurance plans.

        Nominating Committee.    The Nominating Committee will be comprised of Messrs. Dolgen and Genachowski and will be responsible for identifying individuals qualified to become members of Ticketmaster's Board of Directors, recommending to the Board director nominees for the annual meeting of shareholders and otherwise on an as needed basis.

        Executive Committee.    The Executive Committee will have all the power and authority of the Ticketmaster Board of Directors, except those powers specifically reserved to the Ticketmaster Board of Directors by Delaware law or Ticketmaster's organizational documents.

        Other Committees.    In addition to the foregoing committees, the Ticketmaster Board of Directors, by resolution, may from time to time establish other committees of the Ticketmaster Board of Directors, consisting of one or more of its directors.

Director Compensation

        Non-Employee Director Arrangements.    Each member of the Ticketmaster Board of Directors will receive an annual retainer in the amount of $50,000. Each member of the Audit and Compensation and Human Resources Committees (including their respective chairs) will receive an additional annual retainer in the amount of $10,000. Each member of the Nominating Committee will receive an additional annual retainer in the amount of $5,000. Lastly, the chair of each of the Audit and Compensation and Human Resources Committees will receive an additional annual chairperson retainer in the amount of $15,000.

        In addition, each non-employee director will receive a grant of restricted stock units with a dollar value of $100,000 upon his or her initial election to the Ticketmaster Board of Directors and annually thereafter upon re-election on the date of Ticketmaster's annual meeting of stockholders. The terms of these restricted stock units provide for (i) vesting in two equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service with the Ticketmaster Board of Directors and (iii) full acceleration of vesting upon a change in control of Ticketmaster. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at Ticketmaster Board and Committee meetings.

        The Compensation and Human Resources Committee will have primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Ticketmaster stock to further align directors' interests with those of Ticketmaster's stockholders. When considering non-employee director compensation arrangements, Ticketmaster management will provide the Compensation and Human Resources Committee with information regarding various types of non-employee director compensation arrangements and practices of select peer companies.

        Deferred Compensation Plan for Non-Employee Directors. Under Ticketmaster's Deferred Compensation Plan for Non-Employee Directors, non-employee directors will be able to defer all or a portion of their Board and Board Committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of Ticketmaster common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on Ticketmaster common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the Ticketmaster Board of Directors, he or she will receive (i) with respect to share units, such number of shares of Ticketmaster common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

Director Independence

        Under the Marketplace Rules, Ticketmaster's Board will have a responsibility to make an affirmative determination that those members of its Board that serve as independent directors do not have any relationships with Ticketmaster and its businesses that would impair their independence. In connection with these determinations, Ticketmaster's Board will review information regarding transactions, relationships and arrangements involving Ticketmaster and its businesses and each director that it deems relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to a questionnaire circulated by Ticketmaster management, Ticketmaster records and publicly available information. Following these determinations, Ticketmaster management will monitor those transactions, relationships and arrangements that are relevant to such determinations, as well as solicit updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on Ticketmaster's prior independence determinations.

Compensation Committee Interlocks and Insider Participation

        Ticketmaster's Board of Directors will have a Compensation and Human Resources Committee comprised of Messrs. Dolgen and Miller, neither of whom will be or has been in the past an officer or employee of Ticketmaster or any of its businesses at the time of their respective service on the Committee.

Ticketmaster Executive Compensation

Compensation Discussion and Analysis

  Roles and Responsibilities

        To date, the compensation of Ticketmaster's executive officers has been predominantly determined by IAC, acting in effect as Ticketmaster's compensation committee. IAC's compensation process is principally driven by IAC's General Counsel, who has primary responsibility for administering compensation and making compensation recommendations, with all material decisions approved by IAC's Chairman and Chief Executive Officer and, where appropriate, the Compensation Committee of IAC's Board of Directors (specifically with respect to all awards of IAC equity).

        This Compensation Discussion and Analysis deals exclusively with historical information while Ticketmaster has been a part of IAC. Following the spin-off, Ticketmaster will have an independent board of directors, which will in turn have a compensation committee with the responsibility of establishing Ticketmaster's compensation philosophy and programs and determining appropriate payments and awards to its executive officers. Because Ticketmaster's compensation committee has not yet been established, Ticketmaster cannot predict what compensation philosophies and programs will be adopted following the spin-off, and therefore this historical report is not necessarily indicative of the practices it will follow when it is an independent public company.

        In general, IAC has been responsible for establishing bonus pools and equity pools for Ticketmaster, and then such pools are allocated throughout Ticketmaster, with IAC directly establishing all compensation elements for Ticketmaster's CEO and Chairman, while the Ticketmaster CEO makes the determinations for Ticketmaster's other executive officers, subject to IAC's review and approval.

        Neither Ticketmaster nor IAC has an ongoing relationship with any particular compensation consulting firm, though IAC has from time to time retained the services of consultants on specific occasions regarding broad-based IAC compensation programs. At no time has a consultant been engaged with respect to compensation of any of Ticketmaster's executive officers.

  Philosophy and Objectives

        Ticketmaster's executive officer compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable Ticketmaster to meet its growth objectives.

        When establishing compensation packages for a given executive, Ticketmaster has followed a flexible approach, and has made decisions based on a host of factors particular to a given executive situation, including its firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal equity considerations and other factors Ticketmaster deems relevant at the time.

        Similarly, Ticketmaster has not followed an arithmetic approach to establishing compensation levels and measuring and rewarding performance, as Ticketmaster believes these often fail to adequately take into account the multiple factors that contribute to success at the individual and business level. In any given period, Ticketmaster may have multiple objectives, and these objectives, and their relative importance, often change as the competitive and strategic landscape shifts, even within a given compensation cycle. As a result, formulaic approaches often over-compensate or under-compensate a given performance level. Accordingly, Ticketmaster has historically avoided the use of strict formulas in its compensation practices and has relied primarily on a discretionary approach.

  Compensation Elements

        Ticketmaster's compensation packages for executive officers have primarily consisted of salary, annual bonuses, long term incentives (typically equity awards), perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, Ticketmaster typically reviews the total compensation of each executive, evaluating the executive's total near and long-term compensation in the aggregate. Ticketmaster determines which element or combinations of compensation elements (salary, bonus or equity) can be used most effectively to further its compensation objectives. However, all such decisions are subjective, and made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

  Salary

        General.    Ticketmaster typically negotiates a new executive officer's starting salary upon arrival, based on the executive's prior compensation history, prior compensation levels for the particular position within Ticketmaster, Ticketmaster's location, salary levels of other executives within Ticketmaster, salary levels available to the individual in alternative opportunities, reference to certain survey information and the extent to which Ticketmaster desires to secure the executive's services.

        Once established, salaries can increase based on a number of factors, including the assumption of additional responsibilities, internal equity, periodic market checks and other factors which demonstrate an executive's increased value to Ticketmaster.

        Ticketmaster utilizes the Radford Executive Survey, Radford International Survey and the Croner Executive Compensation Survey when referring to survey data in formulating compensation packages.

        2007.    Mr. Moriarty received a salary increase from $400,000 to $500,000 effective January 1, 2007 in connection with his assuming the Ticketmaster CEO position. In establishing this salary level, IAC relied on comparable internal positions as well as its general experience recruiting for similar roles. No other executive officer salaries were adjusted during 2007.

        2008.    Mr. Moriarty entered into an employment agreement with Ticketmaster (the "New Moriarty Agreement") which pays Mr. Moriarty a base salary of $700,000. This salary was the result of negotiation with Mr. Moriarty.

  Annual Bonuses

        General.    Ticketmaster's bonus program is designed to reward performance on an annual basis. Because of the variable nature of the bonus program, and because in any given year bonuses have the potential to make up a significant portion of an executive's total compensation, the bonus program provides an important incentive tool to achieve Ticketmaster's annual objectives.

        After consultation with Ticketmaster management, IAC establishes the annual bonus pool for Ticketmaster based on its assessment of Ticketmaster's performance for the completed year. In large part, success has been measured based on Ticketmaster's growth in profitability, but this is measured subjectively both in absolute terms over the prior year and in comparison to Ticketmaster's competitors, taking into account economic and other factors, without any pre-established targets. Additionally, consideration has sometimes been given to achievement of various strategic objectives over the course of the year and other factors IAC and Ticketmaster's management deem relevant. No quantified weight has been given to any particular consideration and there has generally been no formulaic calculation. Rather, IAC has engaged in an overall assessment of appropriate bonus levels based on a subjective interpretation of corporate performance.

        IAC has established the bonus of the Ticketmaster CEO and the Chairman, in large part based on the same considerations used in establishing the bonus pool for Ticketmaster generally. The CEO has then generally been responsible for allocating the remainder of the bonus pool to the rest of the company, including the other executive officers. Historically, Ticketmaster executive officers have not had target bonus opportunities, though Mr. Moriarty has a target bonus of 100% of his base salary under the new Moriarty Agreement.

        Ticketmaster generally pays bonuses shortly after year-end following finalization of financial results for the prior year.

        2007.    Ticketmaster's 2007 bonus pool primarily reflects disappointing year over year profit growth, with aggregate executive officer bonuses being considerably lower than those paid in previous years. Overall, the bonus pool reflected approximately 50% of the bonus pool from the prior year, adjusted to account for increased headcount, and executive officer bonuses reflected similar reductions.

  Long-Term Incentives

        General.    Ticketmaster believes that ownership shapes behavior, and that by providing a meaningful portion of an executive officer's compensation in stock, an executive's incentives are aligned with stockholder interests in a manner that drives better performance over time. As part of IAC, that led to Ticketmaster's executive officers receiving IAC equity awards on a regular basis.

        In setting particular award levels, the predominant objectives have been providing the person with effective retention incentives, appropriate reward for past performance, and incentives for strong future performance. Appropriate levels to meet these goals may vary from year to year, and from individual to individual, based on a variety of factors.

        The annual corporate performance factors relevant to setting bonus amounts that were discussed above, while taken into account, have generally been less relevant in setting annual equity awards, as the awards tend to be more forward looking, and are a longer-term retention and reward instrument than annual bonuses.

        Awards to the Ticketmaster CEO and Chairman are made by IAC. Additionally, IAC establishes a pool for annual equity awards which the Ticketmaster CEO allocates to the company's employees, including the executive officers, subject to IAC's approval. In establishing the equity pool for Ticketmaster, IAC has taken into account historical practices, its view of market compensation generally, the dilutive impact of equity grants across IAC, and other relevant factors. Additionally, IAC approves any equity grants recommended to be made to Ticketmaster executives outside of the annual process. Executive officers receive grants that are subjectively determined based on the Ticketmaster CEO's view of how best to allocate the equity pool for retention, reward and motivation based on a host of subjective factors (including past contribution, retention risk, contribution potential, and market data), with grants equal to annual salary being a basic guideline.

        Except where otherwise noted, equity awards have been made following year-end after finalization of financial results for the prior year. The meeting of the Compensation and Human Resources Committee of the IAC Board at which the awards are made is generally scheduled months in advance and without regard to the timing of the release of earnings or other material information.

        Restricted Stock Units.    Until 2008, IAC used restricted stock units, or RSUs, as its exclusive equity compensation tool for Ticketmaster's executive officers. Through 2006, these awards generally vested in equal annual installments over 5 years (annual vesting RSUs), or cliff vested at the end of five years (cliff-vesting RSUs). Annual awards were intended to provide frequent rewards and near-term retention incentives, while cliff-vesting RSUs provided more of a long-term retention mechanism.

        In February 2007, IAC implemented a new equity instrument, Growth Shares, which were RSU grants that cliff vested at the end of three years in varying amounts depending upon growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications.

        These awards were introduced throughout IAC to more closely link long-term reward with IAC's overall performance and to provide greater retentive effect by providing the opportunity to earn greater amounts through increased IAC performance. However, in connection with the spin-off, these awards will be converted into three-year cliff-vesting awards at the "target" value (or 50% of the shares actually granted), without variability based on performance. For information regarding the reasons behind this conversion, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        Stock Options.    In 2008, IAC used non-qualified stock options as its primary equity compensation tool for Ticketmaster's executive officers to continue the shift to performance-based equity that began with the granting of Growth Shares in 2007. IAC believes that following the spin-offs, Ticketmaster's performance will have a greater correlation to the Ticketmaster stock price than it did to IAC's stock price in the current conglomerated structure, thus making stock options a more targeted equity incentive tool for Ticketmaster than it would have been as part of IAC. Stock options generally vest in equal installments over four years. IAC continues to use RSUs with a cliff-vesting schedule in certain cases to reward executive leadership, contribution and to provide a retention mechanism.

        2007.    Mr. Moriarty received 10,038 annual vesting RSUs and 35,131 Growth Shares (at target performance). This increased grant coincided with his assumption of the Ticketmaster CEO position. Mr. Barnes did not receive a grant due to his receipt of an RSU grant with a value of $1 million on the date of grant the prior year in connection with his entering into an employment agreement with Ticketmaster, which grant vested in early 2008. Mr. Korman received 5,019 RSUs and 17,565 Growth Shares, Ms. Bracey received 4,391 RSUs and 10,664 Growth Shares and Mr. Weiss received 4,391 RSUs and 4,391 Growth Shares.

        Under the New Moriarty Agreement, Mr. Moriarty will receive, at the time of the spin-off, restricted stock units that cliff vest at the end of four years covering shares of Ticketmaster stock with a value of $2 million at the time of the spin-off. Additionally, Mr. Moriarty will receive three tranches of options with exercise prices based on enterprise values of $2.5 billion, $3.0 billion and $3.5 billion (or, if greater, the fair market value at the time of the spin-off), each of which is intended to yield $5 million of compensation in the event Ticketmaster's equity value, plus a number equal to the amount of debt Ticketmaster has outstanding at the time of the spin-off, is equal to $5.0 billion at the time of exercise. These grants vest annually over four years.

        2008.    Mr. Barnes and Mr. Korman each received 100,000 non-qualified stock options, and Mr. Korman also received 16,000 RSUs that will cliff vest after three years. These awards were specifically determined by IAC as a means of increasing the stakes of these two key executives prior to the spin-off. Mr. Weiss received 30,000 stock options as determined by Mr. Moriarty. As Ms. Bracey has announced that she is leaving the company, she did not receive stock options in 2008.

        Spin-Off Adjustments.    In the spin-off, equity awards denominated in IAC stock will be adjusted as described in "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        Presuming the spin-off transactions occur prior to February 2009, the following table reflects the effect of these adjustments on all equity awards held by Ticketmaster's executive officers:

	Upon Completion of the Spin-Off*
Name	RSUs that will vest (#)	RSUs that will convert exclusively into RSUs of Ticketmaster and vest on regular schedule (#)	RSUs that will be split among the post-transaction companies and vest after February 2009 on regular schedule (#)	Options outstanding at December 31, 2007—all of which will be split among the post-transaction companies (#)	Options granted after December 31, 2007—all of which will be converted into options of Ticketmaster (#)
Sean Moriarty	48,497	36,529	34,260	23,374	—
Terry Barnes	43,129	—	—	56,783	100,000
Eric Korman	21,389	26,024	38,487	—	100,000
Susan Bracey(1)	12,440	11,940	7,108	16,353	—
Edward Weiss	5,380	10,750	2,927	—	30,000

*
Excludes 19,358, 44,876, 8,637, 11,335, 6,278 RSUs that vested since December 31, 2007 or will vest prior to August 1, 2008 for Mr. Moriarty, Mr. Barnes, Mr. Korman, Ms. Bracey and Mr. Weiss, respectively.

(1)
Received during 2007 in her role as Chief Financial Officer of Ticketmaster. Ms. Bracey has since announced she will be leaving Ticketmaster.

  Change of Control and Severance

        Ticketmaster believes that providing executives with severance and change of control protection is critical to allowing executives to fully value the forward looking elements of their compensation packages, and therefore limit retention risk during uncertain times. Accordingly, Ticketmaster employment agreements and equity awards generally provide for salary continuation in the event of certain employment terminations beyond the control of the executive, as well as varying degrees of accelerated vesting in the event of a change of control of the company.

  Other Compensation

        Under limited circumstances, certain Ticketmaster executive officers have received non-cash and non-equity compensatory benefits. The values of these benefits are reported under the heading "Other Annual Compensation" in this filing pursuant to applicable rules. The executive officers do not participate in any deferred compensation or retirement program other than IAC's 401(k) plan.

  Tax Deductibility

        IAC's practice has been to structure Ticketmaster's compensation program in such a manner so that the compensation is deductible by IAC for federal income tax purposes. However, because Ticketmaster's executive officers will now be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, and were not previously, certain compensatory arrangements established prior to the spin-off but that will be paid following the spin-off may not result in deductible compensation for Ticketmaster.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Terry Barnes Chairman	2007	600,000	375,000	959,988	38,239	1,973,227
Sean Moriarty CEO	2007	500,000	375,000	1,241,277	6,300	2,122,577
Eric Korman EVP	2007	350,000	240,000	621,576	9,571	1,221,147
Susan Bracey CFO	2007	315,000	140,000	461,204	6,643	922,847
Edward Weiss EVP and General Counsel	2007	315,000	150,000	228,999	6,300	700,299

(1)
Reflects the dollar amount recognized by IAC for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, for IAC restricted stock units ("RSUs") awarded in and prior to 2007 under IAC's stock and annual incentive plans. These amounts do not, therefore, represent the value of IAC equity compensation awarded or realized in 2007. For further discussion of IAC's accounting for its equity compensation plans, see note 4 of IAC's audited financial statements for the fiscal year ended December 31, 2007 included in its Annual Report on Form 10-K filed with the SEC on February 29, 2008. For information on awards made and realized in 2007, see the Grants of Plan-Based Awards and Option Exercises and Stock Vested tables below.

(2)
See the table below for additional information on amounts for 2007. Pursuant to SEC rules, perquisites and personal benefits are not reported for any named executive for whom such amounts were less than $10,000 in aggregate for the fiscal year.

	Terry Barnes	Sean Moriarty	Eric Korman	Susan Bracey	Edward Weiss
Premium for supplemental life, health and disability insurance	$27,082	—	—	—	—
Tax gross up for relocation expenses	—	—	$3,271	—	—
401(k) plan company match	$6,857	$6,300	$6,300	$6,643	$6,300
Auto and phone expenses	—	—	—	—	—

Total All Other Compensation	$33,939	$6,300	$9,571	$6,643	$6,300

Grants of Plan-Based Awards

        The table below provides information regarding IAC equity awards granted to Ticketmaster's named executives in 2007.

		Estimated Future Payouts Under Equity Incentive Plan Awards (1)(2)			All other stock awards: number of shares of stock or units (#)(2)
						Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)
Terry Barnes	—	—	—	—	—	—
Sean Moriarty	2/16/07	1,953	35,131	70,262	10,038	1,799,984
Eric Korman	2/16/07	976	17,565	35,130	5,019	899,972
Susan Bracey	2/16/07	592	10,664	21,328	4,391	599,941
Edward Weiss	2/16/07	244	4,391	8,782	4,391	349,963

(1)
Reflects performance based RSU awards which cliff vest at the end of three years in varying amounts depending upon the growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications. The threshold amount represents 5.56% of the target payout, which amount would vest upon achieving the minimum growth threshold. These awards will be converted into three year cliff-vesting awards in the spin-offs as described under "Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
RSU award recipients would be credited with amounts for cash dividends paid on IAC common stock, with such additional amounts vesting concurrently with the related RSU award. For information on the treatment of RSU awards granted to Ticketmaster named executives upon a termination of employment or a change in control, see the discussion under Potential Payments Upon Termination or Change in Control below.

(3)
The fair value of equity incentive plan awards is based on the target payout.

Outstanding Equity Awards at Fiscal Year-End

        The table below provides information regarding various IAC equity awards held by Ticketmaster's named executives as of December 31, 2007. The market value of all RSU awards is based on the closing price of IAC common stock as of December 31, 2007 ($26.92), the last trading day of 2007.

					Stock Awards(1)(2)
								Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(4)
	Option Awards(1)
Name	Number of securities underlying unexercised options (#)(3) (exercisable)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)(4)	Market value of shares or units of stock that have not vested ($)(4)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4)
Terry Barnes	17,509 39,274 —	$ $	31.00 33.13 —	12/20/09 3/19/12 —	— — 88,005	— — 2,369,095	— — —	— — —
Sean Moriarty	23,374 —		$46.77 —	12/27/09 —	— 103,513	— 2,786,570	— 1,953	— 52,575
Eric Korman	—		—	—	60,972	1,641,366	976	26,274
Susan Bracey	5,250 11,103 —	$ $	25.55 33.13 —	5/1/10 3/19/12 —	— — 32,159	— — 865,720	— — 592	— — 15,937
Edward Weiss	—		—	—	20,944	563,812	244	6,568

(1)
For a discussion regarding how these IAC equity awards will be treated in the spin-offs, see under "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
Amounts shown for equity incentive plan awards are based on achieving the minimum growth threshold in accordance with SEC rules.

(3)
On August 9, 2005, IAC completed the separation of its travel and travel-related businesses and investments (other than Interval and TV Travel Shop) into an independent public company (the "Expedia Spin-Off"). In connection with the Expedia Spin-Off, each then vested option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Expedia common stock. Adjustments were made to the number of shares subject to each IAC and Expedia stock option to give effect to the one-for-two reverse stock split effected in connection with the Expedia Spin-Off and to the corresponding exercise prices based on the relative market capitalizations of IAC and Expedia at the time of the Expedia Spin-Off. The adjusted IAC and Expedia stock options otherwise have the same terms and conditions, including exercise periods, as the corresponding vested IAC stock options outstanding immediately prior to the Expedia Spin-Off.

  For the named executives, any value realized upon the exercise of Expedia stock options is treated for tax purposes as compensation payable to them in their respective capacities as executive officers of Ticketmaster. Accordingly, information regarding Expedia stock options held by Ticketmaster's named executives as of December 31, 2007 appears in the table immediately below and information regarding any exercises of Expedia stock options by such named executives is reported in the Option Exercises and Stock Vested table below.

Name	Number of Options (#)	Option Exercise Price ($)		Option Expiration Date
Sean Moriarty	23,374		$37.45	12/27/09
Susan Bracey	4,910 2,750	$ $	26.53 20.46	3/19/12 5/1/10
(4)
The table below provides the following information regarding RSU awards held by Ticketmaster's named executives as of December 31, 2007: (i) the grant date of each award, (ii) the number of RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of RSUs outstanding as of December 31, 2007, (iv) the vesting schedule for each award and (v) the total number of RSUs that vested or are scheduled to vest in each of the fiscal years ending December 31, 2008, 2009, 2010, 2011 and 2012.

	Number of Unvested RSUs as of 12/31/07	Market Value of Unvested RSUs as of 12/31/07	Vesting Schedule (#)
Grant Date	(#)	($)	2008	2009	2010	2011	2012
Terry Barnes
2/4/04(a)	7,669	206,449	3,834	3,835	—	—	—
2/4/04(b)	29,490	793,871	—	29,490	—	—	—
2/10/05(a)	14,706	395,886	4,902	4,901	4,903	—	—
12/14/05(c)	36,140	972,889	36,140	—	—	—	—

Total	88,005	2,369,095	44,876	38,226	4,903	—	—

Sean Moriarty
2/12/03(d)	4,502	121,194	4,502	—	—	—	—
2/4/04(a)	5,841	157,240	2,920	2,921	—	—	—
2/4/04(b)	29,490	793,871	—	29,490	—	—	—
2/10/05(a)	12,442	334,939	4,147	4,147	4,148	—	—
12/14/05(e)	23,130	622,660	5,782	5,783	5,782	5,783	—
12/14/05(f)	18,070	486,444	—	—	—	18,070	—
2/16/07(a)	10,038	270,223	2,007	2,008	2,007	2,008	2,008
2/16/07(g)	35,131	945,727	—	—	35,131	—	—

Total	138,644	3,732,298	19,358	44,349	47,068	25,861	2,008

Eric Korman
2/12/03(d)	1,577	42,453	1,577	—	—	—	—
2/4/04(a)	1,770	47,648	885	885	—	—	—
2/10/05(a)	3,394	91,366	1,131	1,131	1,132	—	—
2/10/05(b)	15,081	405,981	—	—	15,081	—	—
2/6/06(a)	8,624	232,158	2,156	2,156	2,156	2,156	—
2/6/06(b)	17,966	483,645	—	—	—	17,966	—
5/17/06(a)	7,541	203,004	1,885	1,885	1,885	1,886	—
2/16/07(a)	5,019	135,111	1,003	1,004	1,004	1,004	1,004
2/16/07(g)	17,565	472,850	—	—	17,565	—	—

Total	78,537	2,114,216	8,637	7,061	38,823	23,012	1,004

Susan Bracey
2/12/03(d)	2,815	75,780	2,815	—	—	—	—
9/30/03(d)	901	24,255	901	—	—	—	—
2/4/04(a)	3,505	94,355	1,752	1,753	—	—	—
2/10/05(a)	9,049	243,599	3,016	3,016	3,017	—	—
2/6/06(a)	11,498	309,526	2,874	2,875	2,874	2,875	—
2/16/07(a)	4,391	118,206	878	878	878	878	879
2/16/07(g)	10,664	287,075	—	—	10,664	—	—

Total	42,823	1,152,796	12,236	8,522	17,433	3,753	879

Edward Weiss
2/12/03(d)	901	24,255	901	—	—	—	—
2/4/04(a)	1,453	39,115	726	727	—	—	—
2/10/05(a)	2,701	72,711	899	900	902	—	—
2/6/06(a)	11,498	309,526	2,874	2,875	2,874	2,875	—
2/16/07(a)	4,391	118,206	878	878	878	878	879
2/16/07(g)	4,391	118,206	—	—	4,391	—	—

Total	25,335	682,019	6,278	5,380	9,045	3,753	879

(a)
These awards vest in five equal annual installments on each of the first five anniversaries of the grant date, subject to continued employment.

(b)
These awards vest in one lump sum installment on the fifth anniversary of the grant date, subject to continued employment.

(c)
This award vests in one lump sum installment on January 31, 2008.

(d)
These awards vest in four equal installments, beginning on the second anniversary of the grant date, subject to continued employment.

(e)
This award vests in five equal annual installments on each of the first five anniversaries of February 1, 2006, subject to continued employment.

(f)
This award vests in one lump sum installment on February 1, 2011, subject to continued employment.

(g)
Represents the initial "target" award. See the Grants of Plan-Based Awards table and footnote (1) thereto.

Option Exercises and Stock Vested

        The table below provides information regarding the number of shares acquired by Ticketmaster's named executives in 2007 upon the exercise of stock options and the vesting of RSU awards and the related value realized, in each case, excluding the effect of any applicable taxes. The dollar value realized upon exercise of stock options represents the difference between (i) the sale price of the shares acquired on exercise for simultaneous exercise and sale transactions and (ii) the exercise price of the stock option, multiplied by the number of stock options that were exercised. The dollar value realized upon vesting of RSUs represents the closing price of IAC common stock on the applicable vesting date multiplied by the number of RSUs so vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#) (1)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Terry Barnes	219,544	1,852,600	8,734	342,246
Sean Moriarty	27,360	163,502	17,350	677,463
Eric Korman	-	-	7,630	297,278
Susan Bracey	15,587	164,548	11,354	438,151
Edward Weiss	18,441	136,439	5,399	212,186

(1)
Includes 119,544, 12,086, 15,587 and 8,603 Expedia shares acquired by Mr. Barnes, Mr. Moriarty, Ms. Bracey and Mr. Weiss, respectively, upon the exercise of Expedia stock options received in connection with the Expedia Spin-Off.

Potential Payments Upon Termination or Change in Control

  Change of Control

        Pursuant to the terms of IAC's (and, following the spin-off, Ticketmaster's) equity compensation plans and the award agreements thereunder, upon a change of control the named executive officers are generally entitled to accelerated vesting of (i) equity awards made prior to 2006 and (ii) equity awards made thereafter if, following such change in control, their employment is terminated by the company for any reason other than death, disability or cause (as defined in the relevant employment agreement), or by the executive for good reason (as defined in the plan or relevant employment agreement) (a "Qualifying Termination"). Under the New Moriarty Agreement, Mr. Moriarty would receive full acceleration of all vesting on his existing equity awards and on the stock options to be granted at the time of the spin-off. A portion of the restricted stock units to be granted Mr. Moriarty at the time of the spin-off would vest equal to 25% of the award plus an additional 25% for each 12 months of completed service from the date of the spin-off until the change of control, provided in no event would such amount be less than 50% or more than 100%.

  Severance

        Cash.    Upon a Qualifying Termination, Ticketmaster's executive officers are generally entitled to salary continuation for the remainder of their agreements. The expiration dates of the employment agreements for Mr. Korman and Mr. Weiss are April 10, 2009 and December 31, 2009, respectively. Mr. Barnes' agreement recently expired and a new agreement has not yet been executed. Ms. Bracey announced that she will be leaving Ticketmaster. In connection with her departure, Ms. Bracey will receive (i) an amount equal to her monthly base salary ($26,250) multiplied by the number of complete months she was employed by Ticketmaster from December 1, 2007 through her date of termination (but no more than 9 months of salary), and (ii) an amount sufficient to enable Ms. Bracey to cover the cost of her continued participation in Ticketmaster's health plan for a number of months equal to the number of complete months she was employed by Ticketmaster from December 1, 2007 through her date of termination. Additionally, Mr. Weiss has the right to receive this salary continuation in the event he resigns voluntarily following a change in his reporting officer. Mr. Moriarty, whose agreement runs four years from the date of the spin-off, is entitled to 24 months salary continuation from the date of a Qualifying Termination and a pro rated bonus for the year in which the termination occurs.

        Equity.    In the event Mr. Weiss is terminated or resigns following a change in his reporting officer, he will be entitled to acceleration of all his equity awards that were granted prior to 2008. Additionally,

Ms. Bracey will receive accelerated vesting of any RSUs granted to Ms. Bracey on or prior to December 1, 2007 that are not vested on the date of her termination. Under the New Moriarty Agreement, a Qualifying Termination would entitle Mr. Moriarty to full acceleration of all vesting on his existing equity awards and on the stock options to be granted at the time of the spin-off, plus a portion of the restricted stock units to be granted Mr. Moriarty at the time of the spin-off would vest equal to 25% of the award plus an additional 25% for each 12 months of completed service from the date of the spin-off until the Qualifying Termination, provided in no event would such amount be less than 50% or more than 100%.

        Obligations.    The receipt of the payments and benefits described above are all subject to the execution of a general release and to compliance with confidentiality, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

        The amounts shown in the table assume that the termination or change in control was effective as of December 31, 2007 and that the price of IAC common stock on which certain calculations are based was the closing price of $26.92 on The Nasdaq Stock Market on that date. These amounts are estimates of the incremental amounts that would have been paid out to the executive upon such terminations/change in control, and do not take into account equity grants made, and contractual obligations entered into, after December 31, 2007. The actual amounts to be paid out can only be determined at the time the event actually occurs.

Name and Benefit	Termination without cause	Resignation for good reason	Death or Disability	Change in Control	Termination w/o cause or for good reason in connection with Change in Control
Terry Barnes
Cash Severance (salary)	50,000	50,000	50,000	—	50,000
RSUs (vesting accelerated)	972,889	—	—	1,396,206	2,369,095
Consulting Payments (1)	60,000	—	60,000	—	60,000
Total estimated value	1,082,889	50,000	110,000	1,396,206	2,479,095
Sean Moriarty
Cash Severance (salary)	541,667	—	—	—	541,667
RSUs (vesting accelerated)	121,194	—	105,015	2,635,306	3,732,296
Consulting Payments (1)	28,000	—	28,000	—	28,000
Total estimated value	690,861	—	133,105	2,635,306	4,301,963
Eric Korman
Cash Severance (salary)	447,125	447,125	—	—	447,125
RSUs (vesting accelerated)	21,240	—	36,773	587,448	2,114,216
Total estimated value	468,365	447,125	36,773	587,448	2,561,341
Susan Bracey
Cash Severance (salary)	—	—	—	—	—
RSUs (vesting accelerated)	12,114	—	75,349	600,370	1,152,795
Total estimated value	12,114	—	75,349	600,370	1,152,795
Edward Weiss
Cash Severance (salary)	—	—	—	—	—
RSUs (vesting accelerated)	12,114	—	20,998	136,081	682,018
Total estimated value	12,114	—	20,998	136,081	682,018

(1)
Consulting payments are payable upon termination other than for death or cause.

TICKETMASTER SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date hereof, all of Ticketmaster's outstanding shares of common stock are owned by IAC. After the distribution, IAC will no longer own any shares of Ticketmaster common stock. The following table presents information relating to the expected beneficial ownership of shares of Ticketmaster common stock, assuming completion of the distribution as if it occurred on April 30, 2008, by (i) each individual or entity expected to own beneficially more than 5% of the outstanding shares of Ticketmaster common stock, assuming that there are 278,735,546 shares of common stock and Class B common stock of IAC outstanding immediately prior to the spin-offs and a distribution ratio of one-fifth of a share of TM common stock for every share of IAC common stock and/or Class B common stock (ii) each director of Ticketmaster, (iii) the Chief Executive Officer, the Chief Financial Officer and the other three named executive officers in the Ticketmaster summary compensation table (see "Ticketmaster Executive Compensation") and (iv) all of Ticketmaster's executive officers and directors as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at Ticketmaster's corporate headquarters at 8800 West Sunset Boulevard, West Hollywood, CA 90069. For each listed person, the number of shares of Ticketmaster common stock and percent of such class listed assumes the conversion or exercise of any Ticketmaster equity securities owned by such person that are or will become convertible or exercisable, and the exercise of stock options and the vesting of restricted stock units, if any, that will vest, within 60 days of April 30, 2008, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person.

        The share amounts for each beneficial owner listed here are based on each such individual's beneficial ownership of shares of IAC common stock and/or Class B common stock as of April 30, 2008, and assuming a distribution ratio of one-fifth of a share of Ticketmaster common stock for every share of IAC common stock and/or Class B common stock. To the extent that Ticketmaster directors and executive officers own shares of IAC common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of IAC common stock. In addition, following the distribution, Ticketmaster expects that all IAC stock-based awards held by these individuals will be adjusted to become awards relating to common stock of all five companies resulting from the spin-offs. Those awards that will relate to Ticketmaster common stock are reflected in the table below based upon the expected adjustment formula described under the caption "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        The actual number of shares of Ticketmaster capital stock outstanding as of the date of the distribution may differ due, among other things, to the exercise of stock options or warrants or the vesting of restricted stock units, in each case, between April 30, 2008 and the date of the distribution and to the extent the other assumptions set forth above differ from actual developments.

	Ticketmaster Common Stock
Name and Address of Beneficial Owner
	Shares	%
Clearbridge Advisors, LLC, et al(1)(2) 399 Park Avenue New York, NY 10022	2,651,312	4.75
Lord Abbett & Co. LLC(1)(2) 90 Hudson Street, 11th Floor Jersey City, NJ 07302	7,839,768	14.06
Liberty Media Corporation(3)(4) 12300 Liberty Boulevard Englewood, CO 80112	16,643,961	29.86
Terry Barnes(5)(6)	6,547	*
Mark Carleton	—	—
Brian Deevy	—	—
Barry Diller(5)	1,716,484	3.08
Jonathan L. Dolgen(7)	1,790	*
Diane Irvine	—	—
Julius Genachowski	3,365	*
Eric Korman(5)	—	—
Victor Kaufman(5)	9,143	*
Michael Leitner	—	—
Jonathan F. Miller	—	—
Sean Moriarty(5)	—	—
Edward Weiss(5)	1,755	*
All executive officers and directors as a group (13 persons)	1,739,084	3.12

*
The percentage of shares beneficially owned does not exceed 1%.

(1)
We have not been able to determine the person or persons controlling the fund through publicly available information.

(2)
Based upon information regarding IAC holdings reported on a Schedule 13G, as amended, which was filed with the SEC on February 14, 2008 and a distribution ratio of one-fifth of a share of TM common stock for every share of IAC common stock and/or Class B common stock.

(3)
Liberty Media Corporation is a publicly traded corporation. According to Liberty Media Corporation's Schedule 14A, filed April 24, 2008, Liberty's chairman, John C. Malone, controls 33% of the voting power of Liberty Media Corporation.

(4)
Based on 58,796,381 shares of IAC common stock held by Liberty and 4,000,000, 15,618,230, 4,005,190 and 800,006 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively and a distribution ratio of one-fifth of a share of TM common stock for every share of IAC common stock and/or Class B common stock.

(5)
Excludes any equity awards that will vest upon completion of the spin-offs.

(6)
Calculation is based, in part, on 30,026 shares of IAC common stock held in trust with Mr. Barnes's spouse, 211 shares of IAC common stock held in an IRA account maintained by Mr. Barnes's spouse, and 2,500 shares of IAC common stock held by Mr. Barnes son, who shares his household. Mr. Barnes's disclaims beneficial ownership of the shares of IAC common stock held by his spouse and son.

(7)
Calculation is based, in part, on 467 shares of IAC common stock held by a charitable foundation with which Mr. Dolgen is affiliated. Mr. Dolgen disclaims beneficial ownership of these shares of IAC common stock.

DESCRIPTION OF CAPITAL STOCK OF TICKETMASTER

General

        The following is a summary of information concerning the capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation of the Company or its by-laws. The summary is qualified by reference to these documents, which you must read for complete information on the capital stock of the Company. The Amended and Restated Certificate of Incorporation and by-laws of the Company are included as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

Distributions of Securities

        In the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act.

Common Stock

        Immediately following the spin-off, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and the preferred stock described below.

        Shares Outstanding.    Immediately following the spin-off, we expect that the number of shares of common stock that we will have issued and outstanding will be approximately 55.75 million shares of common stock, par value $0.01 per share (based on a distribution ratio of one-fifth of a share of Ticketmaster for each share of IAC common stock and Class B common stock outstanding). This is based upon approximately 253,135,548 shares of IAC common stock and 25,599,998 shares of IAC Class B common stock outstanding as of March 31, 2008.

        Dividends.    Subject to prior dividend rights of the holders of any preferred shares, holders of shares of common stock of the Company are entitled to receive dividends when, as and if declared by its board of directors out of funds legally available for that purpose.

        Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors.

        Other Rights.    In the event of any liquidation, dissolution or winding up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not currently entitled to preemptive rights.

        Fully Paid.    The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

        Ticketmaster is authorized to issue up to 25,000,000 shares of preferred stock, par value $.01 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of preferred stock. The board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

        The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and the board of directors does not have a present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

        The Company is incorporated in Delaware and is governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Section 203 of the Delaware General Corporation Law

        Section 203 ("Section 203") of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." Generally, an "interested stockholder" for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision, if applicable, prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power (as calculated pursuant to Section 203) of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply in certain circumstances, including if the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. If such a provision is adopted by an amendment to the corporation's certificate of incorporation, the amendment will be effective immediately if, among other requirements, the corporation has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders. If this and other requirements are not satisfied, the amendment will not be effective until 12 months after its adoption and will not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption.

        Because Ticketmaster previously was a public company, the amendment to its certificate of incorporation by which Ticketmaster will elect not to be governed by Section 203 that will be adopted at the time of its spin-off will not be effective for 12 months. Consequently, the restrictions on certain business combinations in Section 203 will apply in respect of Ticketmaster until 12 months after its spin-off. However, because, among other reasons, the board of directors of Ticketmaster approved the spin-off of Ticketmaster, the restrictions in Section 203 will not apply to business combinations between Ticketmaster and Liberty Media Corporation.

Anti-takeover Effects of the Certificate of Incorporation and By-laws of Ticketmaster and Delaware Law

        Some provisions of our Amended and Restated Certificate of Incorporation and by-laws and certain provisions of Delaware law could make the following more difficult:

  •
  acquisition of the Company by means of a tender offer;

  •
  acquisition of the Company by means of a proxy contest or otherwise; or

  •
  removal of incumbent officers and directors of the Company.

  Size of Board and Vacancies

        Our Amended and Restated Certificate of Incorporation and by-laws provide that the number of directors on the Company's board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.

  Elimination of Stockholder Action by Written Consent

        Our Amended and Restated certificate of incorporation and by-laws expressly eliminate the right of stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company's stockholders.

  Stockholder Meetings

        Under our Amended and Restated Certificate of Incorporation and by-laws, stockholders are not entitled to call special meetings of stockholders; only a majority of our board of directors or specified individuals may call such meetings.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our Amended and Restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In particular, stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Amended and Restated by-laws. To be timely, the notice must be received at the Company's principal executive office not later than 45 or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Moreover, in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 55 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders, the stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the corporate secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

  Undesignated Preferred Stock

        The authorization in our Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for the our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The provision in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of the Company's management.

NASDAQ Listing

        The Company has been approved to list its shares of common stock on NASDAQ and expects that its shares will trade under the ticker symbol "TKTM."

Resale of Ticketmaster Common Stock

        As security holders, you will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by you. In addition, if you are deemed an "affiliate" of Ticketmaster (as defined in Rule 405 of the Securities Act), the securities offered hereby may be deemed "restricted securities" (as defined in Rule 144 under the Securities Act) notwithstanding their registration under this registration statement. As a result you will not be able to sell the securities offered hereby absent an effective registration statement covering such sales or an available exemption from registration under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Liberty Media Corporation

        In May 2008, in connection with the settlement of litigation relating to the proposed spin-offs, IAC entered into a "Spinco Agreement" with Liberty and affiliates of Liberty that hold shares of IAC common stock and/or Class B common stock (together with Liberty, the "Liberty Parties"), among others. At the time of the spin-offs, each Spinco will assume from IAC all of those rights and obligations under the Spinco Agreement providing for post-spin-off governance arrangements at the Spincos. As of April 30, 2008, Liberty may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 83,219,807 shares of IAC common stock that consists of shares of common stock and Class B common stock. Such shares constitute 29.9% of the outstanding shares of IAC common stock. Immediately following the spin-offs, it is expected that Liberty will beneficially own shares of common stock in each of the Spincos representing approximately 29.9% of the outstanding common stock of each of the Spincos. The following summary describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Spinco Agreement, which has been filed as an exhibit to each of the Form S-1 registration statements of the Spincos. The Spinco Agreement also requires each Spinco to enter into a registration rights agreement with the Liberty Parties at the time of the spin-offs, as described below.

  Spinco Agreement

  Representation of Liberty on the Spinco Boards of Directors

        The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of a Spinco representing at least 20% of the total voting power of the Spinco's equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Spinco Board of Directors (rounded up to the nearest whole number). Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on the Spinco's Board who were not nominated by Liberty. All but one of Liberty's nominees serving on the Spinco Board of directors must qualify as "independent" under applicable stock exchange rules. In addition, the Nominating and/or Governance committee of the Spinco Board may include only "Qualified Directors," namely directors other than any who were nominated by Liberty, are officers or employees of the Spinco or were not nominated by the Nominating and/or Governance Committee of the Spinco's Board in their initial election to the Board and for whose election any Liberty Party voted shares.

        Until the second anniversary of the spin-off of a Spinco, the Liberty Parties agreed to vote all of the equity securities of a Spinco beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Spinco Board of Directors so long as the slate includes the director-candidates that Liberty has the right to nominate.

  Acquisition Restrictions

        The Liberty Parties have agreed in the Spinco Agreement not to acquire beneficial ownership of any equity securities of a Spinco (with specified exceptions) unless:

  •
  the acquisition was approved by a majority of the Qualified Directors;

  •
  the acquisition is permitted under the provisions described in "Competing Offers" below; or

  •
  after giving effect to the acquisition, Liberty's ownership percentage of the equity securities of the Spinco, based on voting power, would not exceed the Applicable Percentage.

        The "Applicable Percentage" initially is Liberty's ownership percentage upon the spin-off of a Spinco, based on voting power (expected to be approximately 30%), plus 5%, but in no event more than 35%. Following a spin-off, the Applicable Percentage for the Spinco will be reduced for specified transfers of equity securities of the Spinco by the Liberty Parties. During the first two years following the spin-off of a Spinco, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Standstill Restrictions

        Until the second anniversary of the spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under "Acquisition Restrictions" or "Competing Offers" or in certain other limited circumstances, no Liberty Party may:

  •
  offer to acquire beneficial ownership of any equity securities of such Spinco;

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  initiate or propose any stockholder proposal or seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of such Spinco;

  •
  offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

  •
  subject any equity securities of such Spinco to a voting agreement;

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  make a request to amend any of the provisions described under "Acquisition Restrictions", "Standstill Restrictions" or "Competing Offers";

  •
  make any public disclosure, or take any action which could reasonably be expected to require such Spinco to make any public disclosure, with respect to any of the provisions described under "Standstill Restrictions"; or

  •
  enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under "Standstill Restrictions".

  Transfer Restrictions

        Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of a Spinco to any person except for certain transfers, including:

  •
  transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in "broker transactions");

  •
  transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by the Spinco;

  •
  transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of the Spinco's equity securities, giving effect to the transfer, would exceed 15%;

  •
  a transfer of all of the equity securities of the Spinco beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee's ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement relating to the Spinco;

  •
  specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

  •
  specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties' equity securities in the Spinco, subject to specified restrictions.

        During the first two years following the applicable spin-off, transfers otherwise permitted by the first and third bullets above will be prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and the Spinco do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Competing Offers

        During the period when Liberty continues to have the right to nominate directors to a Spinco's Board of Directors, if the Spinco's Board of Directors determines to pursue certain types of transactions on a negotiated basis (either through an "auction" or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that the Spinco is negotiating with a single bidder, the Spinco's Board must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

        If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of the Spinco other than pursuant to an agreement with the Spinco or (y) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and the Spinco's Board fails to take certain actions to block such third party from acquiring an ownership percentage of the Spinco (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under "Standstill Restrictions" and "Acquisition Restrictions" above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty's ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the applicable spin-off and the date that Liberty's ownership percentage (based on voting power) exceeds 50%, the obligations described under "Acquisition Restrictions" will be terminated.

  Other

        Following the spin-off of a Spinco, amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and the Spinco that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

  Registration Rights Agreement

        As indicated above under "Spinco Agreement," each Spinco will grant to Liberty the registration rights described below at the time of its spin-off.

        Under the registration rights agreement, the Liberty Parties and their permitted transferees (the "Holders") will be entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Spinco common stock received by the Liberty Parties as a result of the Spinco's spin-off and other shares of Spinco common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the "Registrable Shares"). The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

        The Spinco will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Spinco, against specified liabilities in connection with misstatements or omissions in any registration statement.

Relationships Among IAC and the Spincos

        Following the spin-offs, the relationships among IAC and the Spincos will be governed by a number of agreements. These agreements include, among others:

  •
  a Separation and Distribution Agreement;

  •
  a Tax Sharing Agreement;

  •
  an Employee Matters Agreement; and

  •
  a Transition Services Agreement (collectively, the "Spin-Off Agreements").

        The Spin-Off Agreements will be filed as exhibits to the respective registration statement on Form S-1 of each of the Spincos, of which this prospectus is a part, and the summaries of each such agreement are qualified by reference to the full text of the applicable agreement.

  Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth the arrangements among IAC and each of the Spincos regarding the principal transactions necessary to separate each of the Spincos from IAC, as well as govern certain aspects of the relationship of a Spinco with IAC and other Spincos after the completion of the spin-offs.

        Each Spinco will agree to indemnify, defend and hold harmless (and to cause the other members of its respective group to indemnify, defend and hold harmless), under the Separation and Distribution Agreement, IAC and each of the other Spincos, and each of their respective current and former directors, officers and employees, from and against any losses arising out of any breach by such indemnifying companies of the Spin-Off Agreements, any failure by such indemnifying company to assume and perform any of the liabilities allocated to such company and any liabilities relating to the indemnifying company's financial and business information included in filings made with the SEC in connection with the spin-offs. IAC will agree to indemnify, defend and hold harmless each of the Spincos, and each of their respective current and former directors, officers and employees, from and against losses arising out of any breach by IAC of the Spin-Off Agreements, and any failure by IAC to perform its obligations under the Separation and Distribution Agreement or any Spin-Off Agreement.

        In addition, the Separation and Distribution Agreement will also govern insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents and access to property.

  Tax Sharing Agreement

        The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of IAC and each Spinco after the spin-off of such Spinco with respect to taxes for periods ending on or before the spin-off of such Spinco. In general, pursuant to the Tax Sharing Agreement, IAC will prepare and file the consolidated federal income tax return, and any other tax returns that include IAC (or any of its subsidiaries) and a Spinco (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date of such Spinco with the appropriate tax authorities, and, except as otherwise set forth below, IAC will pay any taxes relating thereto to the relevant tax authority (including any taxes attributable to an audit adjustment with respect to such returns; provided that IAC will not be responsible for audit adjustments relating to the business of a Spinco (or any of its subsidiaries) with respect to pre-spin off periods if such Spinco fails to fully cooperate with IAC in the conduct of such audit). Each Spinco will prepare and file all tax returns that include solely such Spinco and/or its subsidiaries and any separate company tax returns for such Spinco and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of such Spinco, and will pay all taxes due with respect to such tax returns (including any taxes attributable to an audit adjustment with respect to such returns). In the event an adjustment with respect to a pre-spin off period for which IAC is responsible results in a tax benefit to a Spinco in a post-spin off period, such Spinco will be required to pay such tax benefit to IAC. In general, IAC controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the IAC group and any other tax returns for which the IAC group is responsible.

        Under the Tax Sharing Agreement a Spinco generally (i) may not take (or fail to take) any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the spin-off of such Spinco to be untrue, (ii) may not take (or fail to take) any other action that would cause the spin-off of such Spinco to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off of such Spinco and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. Tree.com will not be subject to certain of the restrictions applicable to the other Spincos during the 25-month period following the spin-off of each such other Spinco. During the 25-month period, a Spinco may take certain actions prohibited by these covenants if (i) it obtains IAC's prior written consent, (ii) it provides IAC with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax free nature of the spin-off of such Spinco, in each case satisfactory to IAC in its sole discretion, or (iii) IAC obtains a private letter ruling at such Spinco's request. In addition, with respect to actions or transactions involving acquisitions of Spinco stock entered into at least 18 months after the distribution of such Spinco, such Spinco will be permitted to proceed with such transaction if it delivers an unconditional officer's certificate establishing facts evidencing that such acquisition satisfies the requirements of a specified safe harbor set forth in applicable U.S. Treasury Regulations, and IAC, after due diligence, is satisfied with the accuracy of such certification.

        Notwithstanding the receipt of any such IRS ruling, tax opinion or officer's certificate, generally each Spinco must indemnify IAC and each other Spinco for any taxes and related losses resulting from (i) any act or failure to act by such Spinco described in the covenants above, (ii) any acquisition of equity securities or assets of such Spinco or any member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off of such Spinco.

        Under U.S. federal income tax law, IAC and the Spincos are severally liable for all of IAC's federal income taxes attributable to periods prior to and including the current taxable year of IAC, which ends on December 31, 2008. Thus, if IAC failed to pay the federal income taxes attributable to it under the Tax Sharing Agreement for periods prior to and including the current taxable year of IAC, the Spincos would be severally liable for such taxes. In the event a Spinco is required to make a payment in respect of a spin-off related tax liability of the IAC consolidated federal income tax return group under these rules for which such Spinco is not responsible under the Tax Sharing Agreement and full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement, IAC will indemnify the Spinco that was required to make the payment from and against the portion of such liability for which full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement.

        The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the IAC consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters. In general, tax deductions arising by reason of exercises of options to acquire IAC or Spinco stock, vesting of "restricted" IAC or Spinco stock, or settlement of restricted stock units with respect to IAC or Spinco stock held by any person will be claimed by the party that employs such person at the time of exercise, vesting or settlement, as applicable (or in the case of a former employee, the party that last employed such person).

  Employee Matters Agreement

        The employee matters agreement covers a wide range of compensation and benefit issues related to the spin-offs. In general, under the employee matters agreement:

  •
  IAC will assume or retain (i) all liabilities with respect to IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries.

  •
  Each Spinco will assume or retain (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all such Spinco's employees, former employees and their dependents and beneficiaries.

        Subject to a transition period through the end of 2008 with respect to health and welfare benefits, after the spin-offs, the Spincos no longer will participate in IAC's employee benefit plans, but will have established their own employee benefit plans that are currently expected to be substantially similar to the plans sponsored by IAC prior to the spin-offs. Through the end of 2008, IAC will continue to provide health and welfare benefits to employees of the Spincos and each Spinco will bear the cost of this coverage with respect to its employees. Assets and liabilities from the IAC Retirement Savings Plan relating to Spinco employees and former employees will be transferred to the applicable, newly established Spinco Retirement Savings Plan as soon as practicable following the spin-offs. For a description of the treatment of outstanding IAC equity awards pursuant to the employee matters agreement, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

  Transition Services Agreement

        Pursuant to a transition services agreement among IAC and the Spincos, each of IAC and the Spincos currently expect that some combination of the following services, among others, will be provided by/to the parties (and/or their respective businesses) as set forth below on an interim, transitional basis following completion of the spin-offs:

  •
  assistance with certain legal, finance, internal audit, human resources, insurance and tax affairs, including assistance with certain public company functions, from IAC to the Spincos;

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  continued coverage/participation for employees of the Spincos under IAC health and welfare plans on the same basis as immediately prior to the distribution;

  •
  the leasing/subleasing of office and/or data center space by IAC and its businesses to various Spincos (and vice versa);

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  assistance with the implementation and hosting of certain software applications by/from IAC and its businesses for various Spincos (and vice versa);

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  call center and customer relations services by Ticketmaster to IAC's Reserve America business and Tree.com;

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  payroll processing services by Ticketmaster to certain IAC businesses and an ILG business and by HSNi to IAC;

  •
  tax compliance services by HSNi to ILG and accounting services by Ticketmaster to IAC; and

  •
  such other services as to which any Spinco(s) and IAC may agree.

        The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the spin-offs. In general, the services to be provided by/to the parties (and/or their respective businesses) will begin on the date of the completion of the spin-offs and will cover a period generally not expected to exceed 12 months following the spin-offs. Any party may terminate the agreement with respect to one or more particular services being received by it upon such notice as will be provided for in the transition services agreement.

  Commercial Agreements

        Each of the Spincos currently, and for the foreseeable future, expect to provide certain services to each other pursuant to certain commercial relationships with IAC and/or other Spincos. Additionally, in connection with the spin-offs, each Spinco is expected to enter or has entered into various commercial agreements, primarily in the form of leases and distribution and services agreements, between their subsidiaries, on the one hand, and subsidiaries of IAC and/or one or more other Spincos, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-offs and which are intended to reflect arm's length terms and none of which is expected to constitute a material contract to the applicable Spinco. Below is a brief description of such agreements that, individually or together with similar agreements, involve revenues to either IAC or a Spinco in excess of $120,000. Distribution agreements generally involve the payment of fees (usually on a fixed-per-transaction, revenue sharing or commission basis) from the party seeking distribution of the product or service to the party that is providing the distribution.

        HSNi.    Certain subsidiaries of HSNi distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, HSNi sells merchandise on behalf of Shoebuy through HSN and various Cornerstone brands.

        Aggregate revenues earned in respect of commercial agreements between HSNi and IAC by HSNi subsidiaries from businesses that IAC will own following the distribution were approximately $320,000 in 2007. Aggregate payments made by HSNi subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $1.8 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        ILG.    Certain subsidiaries of ILG distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, Interval promotes and distributes ticketing services for certain events, either through advance access or by passing along a deeper discount to its members via a link to the Ticketmaster booking engine.

        Aggregate revenues earned in respect of commercial agreements between ILG and IAC by ILG subsidiaries from businesses that IAC will own following the distribution were not material in 2007. Aggregate payments made by ILG subsidiaries to IAC subsidiaries in respect of these agreements were approximately $2.1 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Ticketmaster.    Certain subsidiaries of Ticketmaster (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Ticketmaster leases its corporate headquarters in California, as well as office space for its New York City operations at IAC's headquarters, from IAC; and

  •
  IAC's Advertising Solutions business acts as a sales agent for Ticketmaster in connection with the sale of advertising on www.ticketmaster.com and websites of other Ticketmaster businesses.

        Aggregate revenues earned in respect of commercial agreements between Ticketmaster and IAC by Ticketmaster subsidiaries from businesses that IAC will own following the distribution were approximately $12.2 million in 2007. Aggregate payments made by Ticketmaster subsidiaries to IAC and its subsidiaries in respect of commercial agreements were approximately $4.2 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Tree.com.    Certain subsidiaries of Tree.com (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Tree.com licenses certain real estate information to IAC's Ask.com business for use in connection with real estate related search results;

  •
  IAC's Ask.com and Citysearch businesses provide search engine marketing services and advertising to Tree.com businesses; and

  •
  Tree.com has agreed to provide certain mortgage brokerage services to a joint venture in which IAC is a party.

        Aggregate revenues earned in respect of commercial agreements between Tree.com and IAC by Tree.com subsidiaries from businesses that IAC will own following the distribution were approximately $300,000 in 2007. Aggregate payments made by Tree.com subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $400,000 in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

Certain Other Relationships and Related Person Transactions

        We are currently subject to the policies and procedures of IAC regarding the review and approval of related person transactions. Immediately prior to the spin-off, we will adopt a formal written policy governing the review and approval of related person transactions. We expect that the policies we implement will require the management of the Company to determine whether any proposed transaction, arrangement or relationship with a related person fell within the definition of "transaction" set forth in Item 404(a) of Regulation S-K under the Securities Act and if so, will require management to submit such transaction to the Company's Audit Committee for approval. The Audit Committee, in considering whether to approve related person transactions, would then consider all facts and circumstances that it deemed relevant.

        The disclosure below describes related person transactions involving the Company and related parties of IAC prior to the spin-off, as well as certain relationships involving the Company and its related parties. The terms "related person" and "transaction" have the meanings set forth in Item 404(a) of Regulations S-K under the Securities Act.

        In 2007, a Ticketmaster subsidiary received payments from an Expedia subsidiary in the aggregate amount of approximately $3.0 million for call center services. IAC and Expedia are related parties because they are under common control.

DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN

Introduction

        Prior to the completion of the spin-off, Ticketmaster expects to adopt the Ticketmaster 2008 Stock and Annual Incentive Plan. The purpose of the plan will be to assist Ticketmaster in attracting, retaining and motivating officers and employees, and to provide Ticketmaster with the ability to provide incentives more directly linked to the profitability of our businesses and increases in stockholder value. In addition, the plan is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of IAC and its subsidiaries. See "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards." As of the end of Ticketmaster's most recently completed fiscal year, there were no compensation plans under which equity securities of Ticketmaster were authorized for issuance.

Description

        The Stock and Annual Incentive Plan is expected to contain important features that are summarized below.

Administration

        The Stock and Annual Incentive Plan will be administered by the Compensation and Human Resources Committee or such other committee of the Board as the Ticketmaster Board of Directors may from time to time designate (the "Committee"). Among other things, the Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of Ticketmaster common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

        In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of Ticketmaster and its subsidiaries and affiliates will be eligible to be granted awards under the Stock and Annual Incentive Plan (other than adjusted awards that are assumed in connection with the spin-offs).

Shares Subject to the Plan

        The Stock and Annual Incentive Plan with will authorize the issuance of up to 5,000,000 shares of Ticketmaster common stock pursuant to new awards under the plan, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. No single participant may be granted awards covering in excess of 3,333,333 shares of Ticketmaster common stock over the life of the Stock and Annual Incentive Plan.

        The shares of Ticketmaster common stock subject to grant under the Stock and Annual Incentive Plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the Ticketmaster Board. Other than adjusted awards, to the extent that any award is forfeited, or any option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of Ticketmaster common stock subject to such awards not delivered as a result thereof will again be available for awards under the plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of Ticketmaster common stock (by either actual delivery or by attestation), only the number of shares of Ticketmaster common stock issued net of the shares of Ticketmaster common stock delivered or attested to will be deemed delivered for purposes of the limits in the plan. To the extent any shares of Ticketmaster common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of Ticketmaster common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the plan.

        In the event of certain extraordinary corporate transactions, the Committee or the Ticketmaster Board will be able to make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the plan, (2) the various maximum limitations set forth in the plan, (3) the number and kind of shares or other securities subject to outstanding awards, and (4) the exercise price of outstanding options and stock appreciation rights.

        As indicated above, several types of stock grants can be made under the Stock and Annual Incentive Plan. A summary of these grants is set forth below. The Stock and Annual Incentive Plan will govern options and restricted stock units that convert from existing IAC options and IAC restricted stock units in connection with the spin-offs, as well as other award grants made following the spin-offs pursuant to such plans. Notwithstanding the foregoing, the terms that govern IAC options and IAC restricted stock units that convert into options and restricted stock units of Ticketmaster in connection with the spin-offs will govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options and Stock Appreciation Rights

        Stock options granted under the Stock and Annual Incentive Plan may either be incentive stock options or nonqualified stock options. Stock appreciation rights granted under the plan may either be granted alone or in tandem with a stock option. The exercise price of options and stock appreciation rights cannot be less than 100% of the fair market value of the stock underlying the options or stock appreciation rights on the date of grant. Optionees may pay the exercise price in cash or, if approved by the Committee, in Ticketmaster common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by "cashless exercise" through a broker or by withholding shares otherwise receivable on exercise. The term of options and stock appreciation rights will be as determined by the Committee, but an ISO may not have a term longer than ten years from the date of grant. The Committee will determine the vesting and exercise schedule of options and stock appreciation rights, and the extent to which they will be exercisable after the award holder's employment terminates. Generally, unvested options and stock appreciation rights terminate upon the termination of employment, and vested options and stock appreciation rights will remain exercisable for one year after the award holder's death, disability or retirement, and 90 days after the award holder's termination for any other reason. Vested options and stock appreciation rights will also terminate upon the optionee's termination for cause (as defined in the plan). Stock options and stock appreciation rights are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or stock appreciation rights, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant's family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock

        Restricted stock may be granted with such restriction periods as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of performance-based awards that are intended to qualify under Section 162(m)(4) of the Internal Revenue Code of 1986, as amended (i) such goals will be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total shareholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price, with respect to Ticketmaster or any subsidiary, division or department of Ticketmaster. Such performance goals also may be based upon the attaining of specified levels of Ticketmaster, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries. Performance goals based on the foregoing factors are hereinafter referred to as "Performance Goals." The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing restricted shares be held by Ticketmaster. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, and is forfeited upon termination of employment, unless otherwise provided by the Committee. Other than such restrictions on transfer and any other restrictions the Committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award.

Restricted Stock Units

        The Committee may grant restricted stock units payable in cash or shares of Ticketmaster common stock, conditioned upon continued service and/or the attainment of Performance Goals determined by the Committee. The terms and conditions of restricted stock unit awards (including any Performance Goals) need not be the same with respect to each participant.

Other Stock-Based Awards

        Other awards of Ticketmaster common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, Ticketmaster common stock, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, may be granted under the plan.

Bonus Awards

        Bonus awards granted to eligible employees of Ticketmaster and its subsidiaries and affiliates under the Stock and Annual Incentive Plan will be based upon the attainment of the Performance Goals established by the Committee for the plan year or such shorter performance period as may be established by the Committee. Bonus amounts earned by any individual will be limited to $10 million for any plan year, pro rated (if so determined by the Committee) for any shorter performance period. Bonus amounts will be paid in cash or, in the discretion of Ticketmaster, in Ticketmaster common stock, as soon as practicable following the end of the plan year. The Committee may reduce or eliminate a participant's bonus award in any year notwithstanding the achievement of Performance Goals.

Change in Control

        In the event of a Change of Control (as defined in the Stock and Annual Incentive Plan), the Committee will have the discretion to determine the treatment of awards granted under the Stock and Annual Incentive Plan, including providing for the acceleration of such awards upon the occurrence of the Change of Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change of Control.

Amendment and Discontinuance

        The Stock and Annual Incentive Plan may be amended, altered or discontinued by the Ticketmaster Board, but no amendment, alteration or discontinuance may impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award, restricted stock unit award or bonus award previously granted without the optionee's or recipient's consent. Amendments to the Stock and Annual Incentive Plan will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

        The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to stock options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

        Nonqualified Options.    Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and IAC will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid under an SAR (the "spread") will constitute compensation taxable to the optionee as ordinary income. Ticketmaster, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Code Section 162(m).

        ISOs.    An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax.

        Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO, after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee (the "ISO Holding Period"), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price. Ticketmaster is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

USE OF PROCEEDS

        We will not receive any proceeds from the distribution of our common stock in the spin-off. Any proceeds received by us from the exercise of the stock options covered by the Stock and Annual Incentive Plan will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

        No consideration will be paid for the shares of common stock distributed in the spin-off.

LEGAL MATTERS

        The validity of the shares of our common stock issued in the spin-off will be passed upon by the General Counsel of IAC/InterActiveCorp. Certain tax matters will be passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

        The combined financial statements of Ticketmaster at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and the related financial statements schedule included in this prospectus have been so included in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered hereunder. This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

        After the spin-off, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC's website at www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

TICKETMASTER AND SUBSIDIARIES
COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

        We have audited the accompanying combined balance sheets of Ticketmaster and subsidiaries as of December 31, 2007 and 2006, and the related combined statements of operations, invested equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule on page F-29. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Ticketmaster and subsidiaries at December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/  ERNST & YOUNG LLP

New York, New York
May 5, 2008

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Service revenue	$1,221,798	$1,047,380	$919,786
Interest on funds held for clients	18,679	15,292	8,918

Total revenue	1,240,477	1,062,672	928,704
Cost of sales (exclusive of depreciation shown separately below)	766,538	637,152	561,060

Gross profit	473,939	425,520	367,644
Selling and marketing expense	43,487	20,123	17,691
General and administrative expense	149,478	118,317	121,695
Amortization of intangibles	26,200	27,109	28,748
Depreciation	38,458	35,080	33,495

Operating income	216,316	224,891	166,015
Other income (expense):
Interest income	33,065	33,982	17,417
Interest expense	(1,003)	(302)	(65)
Equity in income of uncombined affiliates	6,301	2,997	3,401
Other income	1,120	982	689

Total other income, net	39,483	37,659	21,442

Earnings before income taxes and minority interest	255,799	262,550	187,457
Income tax provision	(89,007)	(85,967)	(68,288)
Minority interest in losses (income) of combined subsidiaries	2,559	118	(1,470)

Net income	$169,351	$176,701	$117,699

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands)
ASSETS
Cash and cash equivalents	$568,417	$317,577
Restricted cash	853	—
Accounts receivable, client accounts	99,453	75,367
Accounts receivable, trade, net of allowance of $2,346 and $2,798, respectively	33,979	22,256
Deferred income taxes	5,883	10,639
Contract advances	63,126	28,834
Prepaid expenses and other current assets	21,149	15,134

Total current assets	792,860	469,807
Property and equipment, net	95,122	82,599
Goodwill	1,090,418	1,051,732
Intangible assets, net	92,325	110,629
Long-term investments	149,295	52,845
Other non-current assets	86,514	48,099

TOTAL ASSETS	$2,306,534	$1,815,711

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Accounts payable, client accounts	$413,075	$304,829
Accounts payable, trade	14,698	14,401
Accrued compensation and benefits	31,171	32,280
Deferred revenue	19,829	16,751
Income taxes payable	1,721	3,693
Other accrued expenses and current liabilities	42,449	38,211

Total current liabilities	522,943	410,165
Income taxes payable	982	—
Other long-term liabilities	3,204	3,510
Deferred income taxes	32,416	43,530
Minority interest	7,812	669
Commitments and contingencies
INVESTED EQUITY:
Invested capital	2,172,497	1,874,710
Receivables from IAC and subsidiaries	(474,110)	(539,861)
Accumulated other comprehensive income	40,790	22,988

Total invested equity	1,739,177	1,357,837

TOTAL LIABILITIES AND INVESTED EQUITY	$2,306,534	$1,815,711

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF INVESTED EQUITY

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Accumulated Other Comprehensive Income
	(In thousands)
Balance as of December 31, 2004	$1,270,899	$1,509,641	$(246,815)	$8,073
Comprehensive income:
Net income for the year ended December 31, 2005	117,699	117,699	—	—
Foreign currency translation	(7,078)	—	—	(7,078)

Comprehensive income	110,621
Net transfers from IAC (principally funding for acquisitions and the transfer of an investment to Ticketmaster)(a)	54,311	54,311	—	—
Net change in receivables from IAC and subsidiaries	(82,786)	—	(82,786)	—

Balance as of December 31, 2005	1,353,045	1,681,651	(329,601)	995
Comprehensive income:
Net income for the year ended December 31, 2006	176,701	176,701	—	—
Foreign currency translation	21,993	—	—	21,993

Comprehensive income	198,694
Net transfers from IAC (principally funding for acquisitions reduced by the transfer of an investment to IAC)(a)	16,358	16,358	—	—
Net change in receivables from IAC and subsidiaries	(210,260)	—	(210,260)	—

Balance as of December 31, 2006	1,357,837	1,874,710	(539,861)	22,988
Comprehensive income:
Net income for the year ended December 31, 2007	169,351	169,351	—	—
Foreign currency translation	17,802	—	—	17,802

Comprehensive income	187,153
Cumulative effect of adoption of FIN 48	1,344	1,344	—	—
Net transfers from IAC (principally the transfer of an investment to Ticketmaster and funding for acquisitions)(a)	127,092	127,092	—	—
Net change in receivables from IAC and subsidiaries	65,751	—	65,751	—

Balance as of December 31, 2007	$1,739,177	$2,172,497	$(474,110)	$40,790

(a)
See Note 12 for a further discussion of the investment transfers.

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash flows from operating activities:
Net income	$169,351	$176,701	$117,699
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	26,200	27,109	28,748
Depreciation	38,458	35,080	33,495
Non-cash compensation expense	12,572	7,839	20,305
Deferred income taxes	(11,210)	(10,205)	(8,190)
Excess tax benefits from stock-based awards	—	—	2,485
Equity in income of unconsolidated affiliates, net of dividends	1,035	(1,997)	97
Minority interest in (losses) income of consolidated subsidiaries	(2,559)	(118)	1,470
Changes in current assets and liabilities:
Accounts receivable	(10,878)	(3,415)	(4,498)
Prepaid expenses and other current assets	(77,559)	(667)	(13,631)
Accounts payable and other current liabilities	(9,645)	(7,506)	12,930
Income taxes payable	1,081	2,220	2,702
Deferred revenue	2,038	1,974	2,979
Funds collected on behalf of clients, net	72,093	2,593	70,889
Other, net	990	1,068	49

Net cash provided by operating activities	211,967	230,676	267,529

Cash flows from investing activities:
Transfers from (to) IAC	64,548	(214,186)	(110,391)
Acquisitions, net of cash acquired	(29,423)	(17,844)	(28,542)
Capital expenditures	(47,521)	(39,288)	(36,953)
Purchases of marketable securities	—	(37,841)	(79,623)
Proceeds from sales and maturities of marketable securities	—	146,708	68,451
Increase in long-term investments	(630)	(20,638)	—
Other, net	—	(5,977)	155

Net cash used in investing activities	(13,026)	(189,066)	(186,903)

Cash flows from financing activities:
Capital contributions from IAC	29,423	17,844	28,542
Principal payments on long-term obligations	(2,175)	(21)	(17)
Excess tax benefits from stock-based awards	3,029	2,738	—
Other, net	—	—	(3,588)

Net cash provided by financing activities	30,277	20,561	24,937

Effect of exchange rate changes on cash and cash equivalents	21,622	17,576	(6,809)

Net increase in cash and cash equivalents	250,840	79,747	98,754
Cash and cash equivalents at beginning of period	317,577	237,830	139,076

Cash and cash equivalents at end of period	$568,417	$317,577	$237,830

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying Ticketmaster as one of those five companies. In these combined financial statements, we refer to the separation transaction herein as the "spin-off." Upon completion of the spin-off, Ticketmaster will consist of the businesses that formerly comprised IAC's Ticketmaster segment, which consists of its domestic and international ticketing and ticketing related businesses, subsidiaries and investments, excluding its ReserveAmerica subsidiary and its investment in Active.com. Ticketmaster will include IAC's investment in Front Line Management Group Inc. ("Front Line"). The businesses to be operated by Ticketmaster following the spin-off are referred to herein as the "Ticketmaster Businesses."

Basis of Presentation

        The historical combined financial statements of Ticketmaster and its subsidiaries reflect the historical financial position, results of operations and cash flows of the Ticketmaster Businesses since their respective dates of acquisition by IAC, and the allocation to Ticketmaster of certain IAC corporate expenses relating to the Ticketmaster Businesses based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Ticketmaster Businesses. However, for the purposes of these financial statements, income taxes have been computed for Ticketmaster on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude ReserveAmerica and the investment in Active.com that were owned, and include the investment in Front Line that was not owned, either directly or indirectly, by legal entities that comprise the Ticketmaster Businesses. The ownership of ReserveAmerica and the investment in Active.com will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the Ticketmaster Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of Ticketmaster's management, the assumptions underlying the historical combined financial statements of Ticketmaster are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster would have been had Ticketmaster been a stand-alone company during the periods presented.

Company Overview

        Ticketmaster is the world's leading live entertainment ticketing and marketing company, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the internet, approximately 6,700 independent sales outlets and 19 call centers worldwide. Ticketmaster serves leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters in the United States and abroad, including Australia, Canada, China, Denmark, Finland, Germany, Ireland, the Netherlands, New Zealand, Norway, Spain, Sweden, Turkey and the United Kingdom. Ticketmaster is also a party to joint ventures with third parties to provide ticket distribution services in Mexico and to supply ticketing services for the 2008 Beijing Olympic Games. Ticketmaster licenses its technology in Mexico, Argentina, Brazil, Chile, China and Belgium.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

        Revenue, which primarily consists of convenience and order processing fees from ticketing operations, is recognized as tickets are sold, and is recorded on a net basis (net of the face value of the ticket) as Ticketmaster acts as an agent in these transactions. Interest income is earned on funds that are collected from ticket purchasers and invested until remittance to the applicable clients. As the process of collecting, holding and remitting these funds is a critical component of providing service to these clients, the interest earned on these funds is included in revenue. For the years ended December 31, 2007, 2006 and 2005, $18.7 million, $15.3 million and $8.9 million, respectively, of interest income is included in revenue. Sales taxes collected are not included in revenue.

Order Processing and Delivery Costs

        Costs associated with processing and delivering orders to customers are recorded as cost of sales.

Cash and Cash Equivalents

        Cash and cash equivalents include cash, money market instruments and time deposits with original maturities of less than 91 days. Cash and cash equivalents include $313.6 million and $229.5 million at December 31, 2007 and 2006, respectively, of collected proceeds relating to the face value of the tickets, which are payable to clients and reflected as accounts payable, client accounts. Cash and cash equivalents held in international territories totaled $358.2 million and $218.4 million at December 31, 2007 and 2006, respectively.

Marketable Securities

        At times, Ticketmaster invests in marketable securities and accounts for them in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Ticketmaster did not hold any marketable securities at December 31, 2007 or 2006. Ticketmaster only invests in marketable securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments into cash to fund current operations, or satisfy other cash requirements as needed. Marketable securities are, when held, classified as available-for-sale and reported at fair value based on quoted market prices.

Accounts Receivable

        Accounts receivable, client accounts are due principally from ticketing outlets and credit card processors and represent the face value of tickets sold plus convenience and order processing fees, generally net of outlet commissions.

        Accounts receivable, trade includes amounts relating to advertising and software licensing sales and are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Ticketmaster determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, Ticketmaster's previous loss history, the specific customer's current ability to pay its obligation to Ticketmaster and the condition of the general economy and the customer's industry. Ticketmaster writes off accounts receivable when they become uncollectible.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

        Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation Period
Computer equipment and capitalized software	1 to 3 Years
Leasehold improvements	3 to 17 Years
Furniture and other equipment	5 to 7 Years

        In accordance with American Institute of Certified Public Accountants' Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ticketmaster capitalizes certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal use software is depreciated on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized internal software costs, net of accumulated depreciation, totaled $26.7 million and $21.3 million at December 31, 2007 and 2006, respectively, and are included in "Property and equipment, net" in the accompanying combined balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), Ticketmaster tests goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of Ticketmaster's goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. If the carrying amount of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded.

Long-Lived Assets and Intangible Assets with Definite Lives

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite lived intangible assets is recorded on a straight-line basis over their estimated lives.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Investments

        Investments in which Ticketmaster has the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the equity method. Investments in which Ticketmaster does not have the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the cost method. Ticketmaster evaluates each equity and cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. Such impairment evaluations include, but are not limited to, the current business environment including competition and uncertainty of financial condition; going concern considerations such as the rate at which the investee company utilizes cash, and the investee company's ability to obtain additional private financing to fulfill its stated business plan; the need for changes to the investee company's existing business model due to changing business environments and its ability to successfully implement necessary changes; and comparable valuations. If Ticketmaster has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

        Investments accounted for under the cost method are included in "Long-term investments" in the accompanying combined balance sheets and have a carrying value of approximately $4.1 million and $3.5 million as of December 31, 2007 and 2006, respectively. See Note 9 for discussion related to investments accounted for under the equity method.

Contract Advances

        Contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to Ticketmaster's clients pursuant to agreements that provide for the client's participation in the convenience charges and/or order processing fees. Recoupable contract advances are generally recoupable against future royalties earned by the clients based on the contract terms over the life of the contract (generally 3 to 7 years). Non-recoupable contract advances are fixed additional incentives which are normally amortized over the life of the contract on a straight-line basis (generally 3 to 7 years). Recoupment of contract advances and amortization of non-recoupable contract advances are included in "Cost of sales" in the accompanying combined statements of operations.

Accounts Payable, Client Accounts

        Accounts payable, client accounts consists of contractual amounts due to clients for tickets sold on behalf of the organizations that sponsor events and ticketing royalties, which arise from the clients' share of convenience and order processing charges.

Deferred Revenue

        Deferred revenue primarily consists of unredeemed gift cards issued by Ticketmaster. Deferred revenue is recognized as revenue upon redemption of the gift card or when the likelihood of redemption of the gift card becomes remote (gift card breakage). The likelihood of redemption becoming remote occurs when the gift card expires or, if no expiration date exists, it generally occurs ratably over a period of three to seven years after the purchase of the gift card. Income from gift card breakage, net of any amounts subject to escheat laws, is included in "Revenue" in the accompanying combined statements of operations.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

        Advertising costs are expensed in the period incurred and represent both offline costs, including sports sponsorships and radio advertising, and online advertising costs, including fees paid to search engines and distribution partners. Advertising expense was $21.6 million, $6.3 million and $6.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and Development

        Research and development costs, which relate primarily to software development, are charged to operations as incurred. Based on Ticketmaster's development process, technological feasibility is established upon completion of a working model. Costs incurred prior to the completion of a working model are expensed as incurred. Costs incurred subsequent to the completion of a working model and the point at which the software is ready for general release are capitalized. Research and development costs were $21.4 million, $20.1 million and $16.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

        Ticketmaster accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. Ticketmaster records interest on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

        Effective January 1, 2007, Ticketmaster adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). As a result of the adoption of FIN 48, Ticketmaster recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency Translation and Transaction Gains and Losses

        The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income, a separate component of invested equity. Accumulated other comprehensive income is solely related to foreign currency translation. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the combined statements of operations.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Foreign currency transaction net gains for the years ended December 31, 2007, 2006 and 2005 were $1.1 million, $1.2 million and $0.6 million, respectively, and are included in "Other income" in the accompanying combined statements of operations.

Stock-Based Compensation

        Effective January 1, 2006, Ticketmaster adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. See Note 3 for a further description of the impact of the adoption of SFAS 123R and Staff Accounting Bulletin No. 107 ("SAB 107").

Minority Interest

        Minority interest in 2007 represented minority ownership in newly acquired subsidiaries and certain international operations. In 2006, minority interest represented minority ownership in certain international operations.

        In connection with the acquisition of certain subsidiaries, former management of these businesses has retained an ownership interest. Ticketmaster is party to fair value put and call arrangements with respect to these interests. These put and call arrangements allow management to require Ticketmaster to purchase their interests or allow Ticketmaster to acquire such interests at fair value, respectively. These put and call arrangements become exercisable by Ticketmaster and the counter-party, respectively, at various dates over the next five years. Upon such exercise, the consideration payable can be denominated in either shares of IAC or cash at IAC's option. This put and call arrangement will be modified prior to the spin-off so that the consideration payable in IAC shares will be replaced with Ticketmaster shares. During 2008, none of these arrangements become exercisable. These put arrangements are exercisable by the counter-party outside the control of Ticketmaster and are accounted for in accordance with EITF Issue No. D-98 "Classification and Measurement of Redeemable Securities." Accordingly, to the extent that the fair value of these interests exceeds the value determined by normal minority interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to invested equity.

Accounting Estimates

        Ticketmaster's management is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying combined financial statements include: the recoverability of contract advances; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of income taxes payable and deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain Risks and Concentrations

        Ticketmaster's business is subject to certain risks and concentrations including dependence on third party technology providers, exposure to risks associated with online commerce security and credit card fraud.

        Ticketmaster's largest client, Live Nation, Inc. ("Live Nation") (including its subsidiary House of Blues), represented approximately 17%, 20% and 20% of its total revenue for the years ended December 31, 2007, 2006 and 2005, respectively. This client relationship consists of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expires on December 31, 2008 and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009 and a Canadian agreement that expires on March 1, 2010). Ticketmaster anticipates that these contracts will not be renewed. Ticketmaster is undertaking and expects to continue to undertake efforts to replace the revenue it expects to lose upon the expiration of its contracts with Live Nation.

        Financial instruments, which potentially subject Ticketmaster to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with quality financial institutions of high credit and cash held in the U.S. is in excess of Federal Deposit Insurance Corporation insurance limits.

Recent Accounting Pronouncements

        In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. Ticketmaster is currently assessing the impact of SFAS No. 160 on its combined financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. Ticketmaster is currently assessing the impact of the adoption of SFAS No. 141R on its combined financial position, results of operations and cash flows.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—SFAS 123R AND STOCK-BASED COMPENSATION

        The equity awards described below principally relate to awards to Ticketmaster employees that were granted under various IAC stock and annual incentive plans.

        Effective January 1, 2006, Ticketmaster adopted SFAS 123R using the modified prospective transition method and has applied the classification provisions of SAB 107 regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies in its adoption of SFAS 123R.

        The adoption of SFAS 123R did not impact the amount of stock-based compensation expense recorded in the accompanying combined statements of operations as Ticketmaster had previously adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Ticketmaster has been recognizing expense for all stock-based compensation instruments since it became wholly owned by IAC on January 17, 2003.

        Prior to the adoption of SFAS 123R, the entire tax benefit from stock-based compensation was reported as a component of operating cash flows. Upon the adoption of SFAS 123R, tax benefits resulting from tax deductions in excess of the stock-based compensation expense recognized in the combined statement of operations are reported as a component of financing cash flows. For the years ended December 31, 2007 and 2006, excess tax benefits from stock-based compensation of $3.0 million and $2.7 million, respectively, are included as a component of financing cash flows. For the year ended December 31, 2005, excess tax benefits from stock-based compensation of $2.5 million is included as a component of operating cash flows.

        Non-cash stock-based compensation expense related to equity awards is included in the following line items in the accompanying combined statements of operations for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years Ended December 31,
	2007	2006	2005
Cost of sales	$800	$654	$1,664
Selling and marketing expense	876	646	621
General and administrative expense	10,896	6,539	18,020

Non-cash stock-based compensation expense before income taxes	12,572	7,839	20,305
Income tax benefit	(5,305)	(3,424)	(6,961)

Non-cash stock-based compensation expense after income taxes	$7,267	$4,415	$13,344

        The form of awards granted to Ticketmaster employees are principally restricted stock units ("RSUs"), performance stock units ("PSUs") and stock options.

        The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted by IAC with respect to Ticketmaster employees during the years ended December 31, 2007, 2006 and 2005.

        RSUs and PSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each award equal to the fair value of IAC common stock at the date of grant. All outstanding award agreements provide for settlement, upon vesting, in stock for U.S. employees and in cash for non-U.S. employees. Each RSU, PSU and restricted stock grant is subject to service-based vesting, where a specific period of continued

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—SFAS 123R AND STOCK-BASED COMPENSATION (Continued)

employment must pass before an award vests, and certain grants also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. Ticketmaster recognizes expense for all RSUs, PSUs and restricted stock for which vesting is considered probable. For RSU and restricted stock grants to U.S. employees, the accounting charge is measured at the grant date as the fair value of IAC common stock and expensed ratably as non-cash compensation over the vesting term. For PSU grants to U.S. employees, the expense is measured at the grant date as the fair value of IAC common stock and expensed as non-cash compensation when the performance targets are considered probable of being achieved. The expense associated with RSU and PSU awards to non-U.S. employees is initially measured at fair value at the grant date and expensed ratably over the vesting term, subject to mark-to-market adjustments for changes in the price of IAC common stock, as compensation expense within general and administrative expense. The expense related to awards to international employees totaled $1.8 million, $1.1 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash payments related to awards to international employees, totaled $2.4 million, $1.4 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        The amount of stock-based compensation expense recognized in the combined statements of operations is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if the actual forfeiture rate differs from the estimated rate.

        In connection with the Expedia spin-off, all of Ticketmaster's outstanding share-based compensation instruments were modified. Accordingly, on August 9, 2005, Ticketmaster recorded a pre-tax modification charge of $8.2 million related to the treatment of vested stock options. In conjunction with the Expedia spin-off and the adoption of SFAS 123R, Ticketmaster conducted an assessment of certain assumptions used in determining the expense related to stock-based compensation which was completed in the third quarter of 2005. The cumulative effect of a change in Ticketmaster's estimate related to the number of stock-based awards that were expected to vest resulted in a reduction in stock-based compensation expense of $1.7 million. The after-tax effect of this change in estimate on net income was $1.0 million.

        As of December 31, 2007, there was approximately $29.2 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards. This cost is expected to be recognized over a weighted-average period of approximately 2.5 years. At December 31, 2007, there were approximately 0.2 million awards outstanding to non-U.S. employees.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	December 31,
	2007	2006
Goodwill	$1,090,418	$1,051,732
Intangible assets with indefinite lives	62,560	62,560
Intangible assets with definite lives, net	29,765	48,069

Total goodwill and intangible assets, net	$1,182,743	$1,162,361

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Purchase agreements	$163,681	$(145,637)	$18,044	6.1
Distribution agreements	28,109	(20,567)	7,542	4.2
Other	23,339	(19,160)	4,179	4.7

Total	$215,129	$(185,364)	$29,765

        At December 31, 2006, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Purchase agreements	$152,630	$(123,001)	$29,629	5.9
Distribution agreements	27,876	(15,909)	11,967	4.2
Other	22,349	(15,876)	6,473	4.8

Total	$202,855	$(154,786)	$48,069

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2007 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,
2008	$16,542
2009	5,806
2010	1,453
2011	835
2012	854
2013 and thereafter	4,275

$29,765

        The following tables present the balance of goodwill, including the changes in carrying amount of goodwill, for the years ended December 31, 2007 and 2006 (in thousands):

Balance as of January 1, 2007	Additions	(Deductions)	Foreign Exchange Translation	Balance as of December 31, 2007
$1,051,732	$35,732	$(5,899)	$8,853	$1,090,418

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Additions principally relate to acquisitions. Deductions principally relate to the establishment of a deferred tax asset related to acquired tax attributes.

Balance as of January 1, 2006	Additions	(Deductions)	Foreign Exchange Translation	Balance as of December 31, 2006
$1,027,886	$20,779	$(4,219)	$7,286	$1,051,732

        Additions principally relate to international acquisitions. Deductions principally relate to the establishment of a deferred tax asset related to acquired tax attributes and the income tax benefit realized pursuant to the exercise of stock options assumed in business acquisitions that were vested at the transaction date and are treated as a reduction in goodwill when the income tax deductions are realized.

NOTE 5—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	December 31,
	2007	2006
Computer equipment and capitalized software	$260,983	$221,123
Leasehold improvements	14,180	14,336
Furniture and other equipment	18,375	15,811
Projects in progress	10,249	6,624
Land	2,500	2,153

	306,287	260,047
Less: accumulated depreciation and amortization	(211,165)	(177,448)

Total property and equipment, net	$95,122	$82,599

NOTE 6—INCOME TAXES

        Ticketmaster is a member of IAC's consolidated federal and state tax returns. In all periods presented, current and deferred tax expense has been computed for Ticketmaster on a separate return basis. Ticketmaster's payments to IAC for its share of IAC's consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

        U.S. and foreign earnings from continuing operations before income taxes and minority interest are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
U.S.	$170,573	$199,282	$141,157
Foreign	85,226	63,268	46,300

Total	$255,799	$262,550	$187,457

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6—INCOME TAXES (Continued)

        The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Current income tax provision:
Federal	$62,246	$60,960	$50,892
State	12,076	11,416	8,363
Foreign	25,895	23,796	17,223

Current income tax provision	100,217	96,172	76,478

Deferred income tax (benefit) provision:
Federal	(9,880)	(1,383)	(6,277)
State	(1,477)	(5,533)	356
Foreign	147	(3,289)	(2,269)

Deferred income tax (benefit)	(11,210)	(10,205)	(8,190)

Income tax provision	$89,007	$85,967	$68,288

        Current income taxes payable has been reduced by $3.0 million, $2.7 million and $2.5 million for the years ended December 31, 2007, 2006 and 2005, respectively, for tax deductions attributable to stock- based compensation. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to invested capital or a reduction in goodwill.

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below (in thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2007	2006
Deferred tax assets:
Provision for accrued expenses	$6,976	$3,881
Net operating loss carryforwards	4,118	1,701
Stock-based compensation	7,977	7,257
Other	1,701	2,102

Total deferred tax assets	20,772	14,941
Less valuation allowance	(6,770)	(4,164)

Net deferred tax assets	14,002	10,777

Deferred tax liabilities:
Property and equipment	(4,973)	—
Intangible and other assets	(33,992)	(39,693)
Other	(1,536)	(1,685)

Total deferred tax liabilities	(40,501)	(41,378)

Net deferred tax liability	$(26,499)	$(30,601)

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6—INCOME TAXES (Continued)

        Included in "Other non-current assets" in the accompanying combined balance sheets at December 31, 2007 and 2006 is a non-current deferred tax asset of $0.9 million and $2.6 million, respectively. In addition, included in "Other accrued expenses and current liabilities" in the accompanying combined balance sheets at December 31, 2007 and 2006 is a current deferred tax liability of $0.9 million and $0.3 million, respectively.

        At December 31, 2007, Ticketmaster had state net operating losses ("NOLs") of approximately $14.0 million. If not utilized, the state NOLs will expire at various times between 2008 and 2024. At December 31, 2007, Ticketmaster had foreign NOLs of approximately $11.6 million available to offset future income. Of these foreign losses, approximately $5.1 million can be carried forward indefinitely, and approximately $5.2 million and $1.3 million will expire within five years and ten years, respectively. Utilization of approximately $4.2 million of foreign NOLs will be subject to annual limitations based on taxable income. During 2007, Ticketmaster did not recognize any significant tax benefits related to NOLs.

        During 2007, Ticketmaster's valuation allowance increased by approximately $2.6 million. This increase was primarily related to foreign net operating losses. At December 31, 2007, Ticketmaster had a valuation allowance of approximately $6.8 million related to the portion of tax operating loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized.

        A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and minority interest is shown as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Income tax provision at the federal statutory rate of 35%	$89,530	$91,892	$65,610
State income taxes, net of effect of federal tax benefit	6,890	8,434	4,551
Foreign income taxed at a different statutory tax rate	(4,126)	(4,263)	(1,251)
Dividends from foreign subsidiaries	—	27,513	—
Foreign income tax credits utilized	(1,237)	(27,969)	—
(Reduction) increase in tax on unremitted earnings of certain non-U.S. subsidiaries	—	(8,111)	1,430
Other, net	(2,050)	(1,529)	(2,052)

Income tax provision	$89,007	$85,967	$68,288

        In accordance with APB No. 23, no federal and state income taxes have been provided on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $139.5 million at December 31, 2007. If, in the future, these earnings are repatriated to the U.S., or if Ticketmaster determines such earnings will be repatriated to the U.S. in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided. In 2006, Ticketmaster asserted that the earnings of certain foreign subsidiaries are permanently reinvested resulting in a benefit of $8.1 million from the release of net deferred tax liabilities established in prior years.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6—INCOME TAXES (Continued)

        Ticketmaster adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of the adoption resulted in an increase of $1.3 million to invested capital. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

Balance at January 1, 2007	$583
Additions based on tax positions related to the current year	3,884
Additions for tax positions of prior years	1,022
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2007	$5,489

        As of January 1, 2007 and December 31, 2007, the unrecognized tax benefits, including interest, were $0.6 million and $6.3 million, respectively. Included in unrecognized tax benefits at December 31, 2007 is approximately $4.6 million for tax positions included in IAC's consolidated tax return filings. Included within "Receivables from IAC and subsidiaries" in the accompanying combined balance sheet at December 31, 2007 is approximately $5.3 million of unrecognized tax benefits and related interest that will remain a liability of IAC after the spin-off. Also included in unrecognized tax benefits at December 31, 2007 is approximately $3.6 million for tax positions which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

        Ticketmaster recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations for the year ended December 31, 2007 is $0.4 million, net of related deferred taxes of $0.2 million, for interest on unrecognized tax benefits. At January 1, 2007 and December 31, 2007 Ticketmaster has accrued $0.1 million and $0.8 million, respectively for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of Ticketmaster from January 17, 2003, the date which Ticketmaster joined the IAC consolidated tax return. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6—INCOME TAXES (Continued)

significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        Ticketmaster believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $3.6 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 7—SEGMENT INFORMATION

        Ticketmaster has one operating segment based upon how the chief operating decision maker and executive management view the business, its organizational structure and the type of service provided, which primarily is online and offline ticketing services.

        Ticketmaster's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. Ticketmaster believes this measure is useful to investors because it represents its combined operating results taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Ticketmaster's statement of operations of certain expenses, including non-cash compensation and acquisition-related accounting.

        The following table reconciles Operating Income Before Amortization to operating income and net income in 2007, 2006 and 2005:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Operating Income Before Amortization	$255,088	$259,839	$215,068
Non-cash compensation expense	(12,572)	(7,839)	(20,305)
Amortization of intangibles	(26,200)	(27,109)	(28,748)

Operating income	216,316	224,891	166,015
Interest income	33,065	33,982	17,417
Interest expense	(1,003)	(302)	(65)
Equity in income of uncombined affiliates	6,301	2,997	3,401
Other income	1,120	982	689
Income tax provision	(89,007)	(85,967)	(68,288)
Minority interest in losses (income) of combined subsidiaries	2,559	118	(1,470)

Net income	$169,351	$176,701	$117,699

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7—SEGMENT INFORMATION (Continued)

        Ticketmaster maintains operations in the United States, the United Kingdom, Canada and other international territories. Geographic information about the United States and international territories is presented below:

	Years Ended December 31,
	2007	2006	2005
Revenue
United States	$814,851	$759,339	$675,781
All other countries	425,626	303,333	252,923

	$1,240,477	$1,062,672	$928,704

	December 31,
	2007	2006
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets)
United States	$63,021	$57,389
All other countries	32,101	25,210

	$95,122	$82,599

NOTE 8—EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES

        At December 31, 2007 and 2006 Ticketmaster's equity investments in unconsolidated affiliates totaled $145.2 million and $49.4 million, respectively, and are included in "Long-term investments" in the accompanying combined balance sheets. In accordance with the terms of the spin-off, IAC transferred its equity investment in Front Line, valued at $125.8 million at December 31, 2007 to Ticketmaster. Such transfers totaled approximately $96.6 million and $25.0 million in the years ended December 31, 2007 and 2005, respectively, and are included in "Net transfers from IAC" in the accompanying combined statements of invested equity. Income related to the investment in Front Line, which totaled $2.9 million, $0.7 million and $0.6 million in the years ended December 31, 2007, 2006 and 2005, respectively, is included in 'Total other income, net' in the accompanying combined statements of operations.

        The following is a list of investments accounted for under the equity method, the principal market that the investee operates, and the relevant ownership percentage:

December 31, 2007
Front Line (United States)	45.99%
Beijing Gehua Ticketmaster Ticketing Co., Ltd. (China)	40%
TM Mexico (JV)	33.3%
Evolution Artists, Inc. ("iLike") (United States)	25%

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES (Continued)

        Summarized aggregated financial information of Ticketmaster's equity investments is as follows (in thousands):

	2007	2006	2005
Current assets	$93,693	$27,037	$44,364
Non-current assets	176,174	8,113	3,495
Current liabilities	45,620	7,774	33,199
Non-current liabilities	13,877	—	503
Net sales	156,789	25,176	22,893
Gross profit	94,166	17,522	15,308
Net income	16,257	8,992	7,424

        Ticketmaster received dividends from TM Mexico of $7.3 million, $1.0 million and $3.5 million during the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 9—COMMITMENTS

        Ticketmaster leases office space, equipment and services used in connection with its operations under various operating leases, many of which contain escalation clauses. In addition, future minimum lease payments include Ticketmaster's allocable share of an IAC data center lease. These payments commenced January 2008 and are expected to continue subsequent to the spin-off.

        Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,
2008	$14,830
2009	13,736
2010	11,496
2011	9,959
2012	8,588
Thereafter	23,736

Total	$82,345

        Expenses charged to operations under lease agreements were $20.1 million, $16.0 million and $16.1 million in the years ended December 31, 2007, 2006 and 2005, respectively, and include month-to-month and one-time charges relating to leases that do not require future minimum payments. In addition, rent expense charged to Ticketmaster by IAC, for which no minimum payments are required, totaled $2.4 million, $1.7 million and $1.4 million in the years ended December 31, 2007, 2006 and 2005, respectively. See Note 13 for a further discussion of transactions between Ticketmaster and IAC.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—COMMITMENTS (Continued)

        Ticketmaster also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under letters of credit extended or under guarantees of debt, as follows (in thousands):

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Guarantees, surety bonds and letters of credit	$3,911	$596	$65	$3,250	$—
Purchase obligations	95,056	30,726	35,268	25,687	3,375

Total commercial commitments	$98,967	$31,322	$35,333	$28,937	$3,375

        IAC guaranteed a $3.25 million line of credit granted to one of Ticketmaster's clients in connection with the production of broadway shows in China. According to the terms of the spin-off, the guarantee is expected to be transferred from IAC to Ticketmaster and, accordingly, the guarantee is included in the table above. The surety bonds primarily relate to marketing events and licensing bonds for ticketing services. The purchase obligations primarily arise from sports sponsorship agreements intended to promote Ticketmaster's ticket resale services.

NOTE 10—CONTINGENCIES

        In the ordinary course of business, Ticketmaster is a party to various lawsuits. Ticketmaster establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against Ticketmaster, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. It is possible that an unfavorable outcome of one or more of these lawsuits could have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster. Ticketmaster also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 6 for discussion related to income tax contingencies.

NOTE 11—FINANCIAL INSTRUMENTS

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Cash and cash equivalents	$568,417	$568,417	$317,577	$317,577
Restricted cash	853	853	—	—
Accounts receivable, net	133,432	133,432	97,623	97,623
Guarantees, surety bonds and letters of credit	N/A	(3,911)	N/A	(3,537)

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11—FINANCIAL INSTRUMENTS (Continued)

        The carrying amount of cash and cash equivalents reflected in the accompanying combined balance sheets approximates fair value as they are maintained with various high quality financial institutions. The carrying amount of accounts receivable reflected in the accompanying combined balance sheets approximate fair value as they are short-term in nature and are generally settled shortly after the sale.

NOTE 12—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Transactions

        In accordance with the terms of the spin-off, IAC transferred its equity investment in Front Line, valued at $125.8 million at December 31, 2007, to Ticketmaster. Additionally, Ticketmaster transferred its investment in Active.com, valued at $4.0 million at December 31, 2007, to IAC. The net amount of these transfers, which are included in "Net transfers from IAC" in the accompanying combined statements of invested equity, were $96.6 million, $(2.3) million and $25.0 million in the years ended December 31, 2007, 2006 and 2005, respectively.

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash paid during the period for:
Interest	$822	$302	$65
Income tax payments, including amounts paid to IAC for Ticketmaster's share of IAC's consolidated tax liability	96,247	92,291	71,519
Income tax refunds	(140)	(1,077)	(228)

NOTE 13—RELATED PARTY TRANSACTIONS

        Ticketmaster provided call center support services to Expedia for which they charged amounts totaling $3.0 million, $3.8 million and $0.7 million in the years ended December 31, 2007, 2006 and 2005, respectively. Amounts receivable by Ticketmaster from Expedia related to these services were approximately $0.1 million and $0.3 million at December 31, 2007 and 2006, respectively, and are included in "Accounts Receivable, trade" in the accompanying combined balance sheets. Ticketmaster and Expedia are related parties because they are under common control.

        Ticketmaster's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of Ticketmaster's revenue as a percentage of IAC's total revenue. Allocated costs were $3.5 million, $2.6 million and $2.5 million in the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had Ticketmaster operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

        Ticketmaster occupies office space in buildings in Los Angeles and New York City that are currently owned by IAC. Related rental expense charged to Ticketmaster by IAC totaled $2.4 million, $1.7 million and $1.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

        In accordance with the terms of the spin-off, IAC transferred its equity investment in Front Line to Ticketmaster and Ticketmaster transferred its investment in Active.com to IAC. See Notes 8 and 12 for a further description of these transfers.

        The portion of interest income reflected in the combined statements of operations that is intercompany in nature was $27.8 million, $30.5 million and $15.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. This intercompany interest relates to the receivables from IAC.

        An analysis of Ticketmaster's receivables from IAC and subsidiaries is as follows (in thousands):

	2007	2006
Receivables from IAC and subsidiaries, beginning of year	$539,861	$329,601
Cash transfers (from) to IAC related to its centrally managed U.S. treasury function	(83,052)	185,413
Interest income	27,793	30,539
Employee equity instruments and associated tax withholdings	8,141	6,102
Taxes (excludes tax withholdings associated with employee equity instruments)	8,925	5,500
Allocation of non-cash compensation expense	(10,128)	(7,839)
Administrative expenses and other	(17,430)	(9,455)

Receivables from IAC and subsidiaries, end of year	$474,110	$539,861

Relationship Between IAC and Ticketmaster after the Spin-Off

        For purposes of governing certain of the ongoing relationships between Ticketmaster and IAC at and after the spin-off, and to provide for an orderly transition, Ticketmaster and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements.

Separation Agreement

        The separation agreement is expected to provide generally that (i) immediately prior to the spin-off, IAC will contribute or otherwise transfer to Ticketmaster all of the subsidiaries and assets comprising the Ticketmaster Businesses, (ii) Ticketmaster will assume all of the liabilities related to the Ticketmaster Businesses, (iii) each party will indemnify the other and its respective affiliates, current and former directors, officers and employees for any losses arising out of any breach of any of the Spin-Off Agreements and (iv) Ticketmaster will indemnify IAC for its failure to assume and perform any assumed liabilities and any liabilities relating to Ticketmaster financial and business information included in the SEC documentation filed with respect to the spin-off as well as such other terms as to which IAC and Ticketmaster mutually agree.

Tax Sharing Agreement

        The tax sharing agreement will govern the respective rights, responsibilities and obligations of IAC and Ticketmaster after the spin-off with respect to taxes for the periods ending on or before the spin-off. Generally, IAC will pay taxes with respect to Ticketmaster income included on its consolidated, unitary or combined federal or state tax returns, including audit adjustments with respect

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

thereto. Other pre-distribution taxes that are attributable to the Ticketmaster Businesses including taxes reported on separately-filed and all foreign returns and audit adjustments with respect thereto, will be borne solely by Ticketmaster. The tax sharing agreement is expected to contain certain customary restrictive covenants that generally prohibit Ticketmaster (absent a supplemental IRS ruling or an unqualified opinion of counsel to the contrary, in each case, in a form and substance satisfactory acceptable to IAC in its sole discretion) from taking actions that could jeopardize the tax free nature of the spin-off. Ticketmaster is expected to agree to indemnify IAC for any taxes and related losses resulting from its non-compliance with these restrictive covenants, as well as for the breach of certain representations in the Spin-Off Agreements and other documentation relating to the tax-free nature of the spin-off.

Employee Matters Agreement

        The employee matters agreement will generally provide that Ticketmaster will be responsible for, among other obligations, all employment and benefit-related obligations and liabilities related to its employees immediately prior to the spin-off (and their dependents and beneficiaries) and former employees who most recently worked for the Ticketmaster Businesses. This agreement is also expected to provide that assets and liabilities from the IAC Retirement Savings Plan of Ticketmaster employees will be transferred to a newly established Ticketmaster Retirement Savings Plan as soon as practicable following the spin-off.

Transition Services Agreement

        Under the transition services agreement, beginning on the date of the completion of the spin-off, IAC will provide to Ticketmaster on an interim, transitional basis, various services, which are expected to relate primarily to public company and operational matters, and such other services as to which IAC and Ticketmaster mutually agree. The agreed upon charges for these services will generally allow IAC to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses. Ticketmaster may terminate the agreement with respect to one or more particular services upon prior written notice.

Commercial Agreements

        IAC and Ticketmaster currently, and for the foreseeable future expect to provide certain services to each other pursuant to certain commercial relationships. In connection with the spin-off, IAC and Ticketmaster will enter into a number of commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of Ticketmaster, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-off and all of which are intended to reflect arm's length terms. In addition, IAC and Ticketmaster believe that such agreements, whether taken individually or in the aggregate, do not constitute a material contract to either IAC or Ticketmaster.

        Aggregate revenue earned with respect to these commercial agreements by the Ticketmaster Businesses with IAC subsidiaries was $12.2 million, $11.6 million and $11.6 million, respectively, in the years ended December 31, 2007, 2006 and 2005. The Ticketmaster Businesses incurred approximately $1.8 million in the years ended December 31, 2007 and less than $0.1 million in the years ended

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

December 31, 2006 and 2005 in expenses related to these commercial agreements with IAC subsidiaries.

NOTE 14—BENEFIT PLANS

        During the three years ended December 31, 2007, Ticketmaster either participated in a retirement savings plan sponsored by IAC or had a retirement savings plan in the United States that was qualified under Section 401(k) of the Internal Revenue Code. Subsequent to the spin-off, the net assets available for benefits of the employees of Ticketmaster are expected to be transferred from the IAC plan to a newly created Ticketmaster plan. Under the IAC plan, participating employees may contribute up to 16% of their pretax earnings, but not more than statutory limits. Ticketmaster match under the IAC plan is fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Matching contributions for the IAC plan were approximately $2.5 million, $2.1 million and $1.9 million in 2007, 2006, and 2005, respectively. The increase in matching contributions for 2007 and 2006 is primarily related to increased participation in the plan. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. Investment options in the plan included IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock.

        During the three years ended December 31, 2007, Ticketmaster also had or participated in various benefit plans, principally defined contribution plans, for its non-U.S. employees. Ticketmaster's contributions for these plans were approximately $4.1 million, $3.4 million and $2.7 million in 2007, 2006 and 2005, respectively.

NOTE 15—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31,	Quarter Ended June 30,	Quarter Ended September 30,	Quarter Ended December 31,
	(In thousands)
Year Ended December 31, 2007
Revenue	$303,577	$293,416	$292,466	$351,018
Gross profit	118,793	109,556	111,280	134,310
Operating income	61,488	45,368	48,036	61,424
Net income	42,925	34,804	40,541	51,081
Year Ended December 31, 2006
Revenue	$240,722	$287,595	$258,497	$275,858
Gross profit	99,790	115,597	100,113	110,020
Operating income	58,143	65,215	45,533	56,000
Net income	39,636	45,761	34,706	56,598

Schedule II

TICKETMASTER AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions		Balance at End of Period
	(In thousands)
2007
Allowance for doubtful accounts	$2,798	$496	$126	$(1,074)	(1)	$2,346
Deferred tax valuation allowance	4,164	2,606	—	—		6,770
Other reserves	39					—
2006
Allowance for doubtful accounts	$2,033	$761	$74	$(70)	(1)	$2,798
Deferred tax valuation allowance	5,404	(915)	(325)	—		4,164
Other reserves	39					39
2005
Allowance for doubtful accounts	$1,978	$125	$484	$(554)	(1)	$2,033
Deferred tax valuation allowance	6,513	(1,109)	—	—		5,404
Other reserves	1,062					39

(1)
Write-off of uncollectible accounts receivable.

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Service revenue	$344,817	$300,547
Interest on funds held for clients	4,164	3,030

Total revenue	348,981	303,577
Cost of sales (exclusive of depreciation shown separately below)	221,022	184,784

Gross profit	127,959	118,793
Selling and marketing expense	19,393	7,073
General and administrative expense	41,853	34,258
Amortization of intangibles	8,868	6,853
Depreciation	11,055	9,121

Operating income	46,790	61,488
Other income (expense):
Interest income	3,290	5,378
Interest expense	(735)	(266)
Equity in income of uncombined affiliates	666	865
Other income	944	83

Total other income, net	4,165	6,060

Earnings before income taxes and minority interest	50,955	67,548
Income tax provision	(18,821)	(24,637)
Minority interest in losses of combined subsidiaries	573	14

Net income	$32,707	$42,925

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
	(In thousands)
ASSETS
Cash and cash equivalents	$501,752	$568,417
Restricted cash	506	853
Accounts receivable, client accounts	161,632	99,453
Accounts receivable, trade, net of allowance of $4,047 and $2,346, respectively	36,102	33,979
Deferred income taxes	5,769	5,883
Contract advances	64,105	63,126
Prepaid expenses and other current assets	38,570	21,149

Total current assets	808,436	792,860
Property and equipment, net	110,528	95,122
Goodwill	1,411,139	1,090,418
Intangible assets, net	230,570	92,325
Long-term investments	150,121	149,295
Other non-current assets	99,155	86,514

TOTAL ASSETS	$2,809,949	$2,306,534

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Accounts payable, client accounts	$500,547	$413,075
Accounts payable, trade	35,407	14,698
Accrued compensation and benefits	37,436	31,171
Deferred revenue	31,791	19,829
Income taxes payable	1,616	1,721
Other accrued expenses and current liabilities	49,874	42,449

Total current liabilities	656,671	522,943
Income taxes payable	1,002	982
Other long-term liabilities	8,004	3,204
Deferred income taxes	87,888	32,416
Minority interest	7,766	7,812
Commitments and contingencies
INVESTED EQUITY:
Invested capital	2,599,884	2,172,497
Receivables from IAC and subsidiaries	(604,340)	(474,110)
Accumulated other comprehensive income	53,074	40,790

Total invested equity	2,048,618	1,739,177

TOTAL LIABILITIES AND INVESTED EQUITY	$2,809,949	$2,306,534

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF INVESTED EQUITY

(Unaudited)

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Accumulated Other Comprehensive Income
	(In thousands)
Balance as of December 31, 2007	$1,739,177	$2,172,497	$(474,110)	$40,790
Comprehensive income:
Net income for the three months ended March 31, 2008	32,707	32,707	—	—
Foreign currency translation	12,284	—	—	12,284

Comprehensive income	44,991
Net transfers from IAC (principally funding for acquisitions)	394,680	394,680	—	—
Net change in receivables from IAC and subsidiaries	(130,230)	—	(130,230)	—

Balance as of March 31, 2008	$2,048,618	$2,599,884	$(604,340)	$53,074

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Cash flows from operating activities:
Net income	$32,707	$42,925
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	8,868	6,853
Depreciation	11,055	9,121
Non-cash compensation expense	4,765	1,879
Deferred income taxes	1,111	(3,103)
Equity in income of uncombined affiliates, net of dividends	(666)	(865)
Minority interest in losses of combined subsidiaries	(573)	(14)
Changes in current assets and liabilities:
Accounts receivable	6,542	(6,941)
Prepaid expenses and other current assets	(18,692)	(2,070)
Accounts payable and other current liabilities	4,964	(9,731)
Income taxes payable	(3,255)	(363)
Deferred revenue	(581)	(338)
Funds collected on behalf of clients, net	18,958	43,302
Other, net	632	66

Net cash provided by operating activities	65,835	80,721

Cash flows from investing activities:
Transfers to IAC	(135,481)	(1,466)
Acquisitions, net of cash acquired	(394,999)	(10,219)
Capital expenditures	(9,487)	(9,304)
Increase in long-term investments	(158)	—

Net cash used in investing activities	(540,125)	(20,989)

Cash flows from financing activities:
Capital contributions from IAC	394,999	10,219
Principal payments on long-term obligations	(345)	(684)
Excess tax benefits from stock-based awards	28	1,659

Net cash provided by financing activities	394,682	11,194

Effect of exchange rate changes on cash and cash equivalents	12,943	2,184

Net (decrease) increase in cash and cash equivalents	(66,665)	73,110
Cash and cash equivalents at beginning of period	568,417	317,577

Cash and cash equivalents at end of period	$501,752	$390,687

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying Ticketmaster as one of those five companies. In these combined financial statements, we refer to the separation transaction as the "spin-off." Upon completion of the spin-off, Ticketmaster will consist of the businesses that formerly comprised IAC's Ticketmaster segment, which consists of its domestic and international ticketing and ticketing related businesses, subsidiaries and investments, excluding its ReserveAmerica subsidiary and its investment in Active.com. Ticketmaster will include IAC's investment in Front Line Management Group Inc. ("Front Line"). The businesses to be operated by Ticketmaster following the spin-off are referred to herein as the "Ticketmaster Businesses."

Basis of Presentation

        The historical combined financial statements of Ticketmaster and its subsidiaries reflect the historical financial position, results of operations and cash flows of the Ticketmaster Businesses since their respective dates of acquisition by IAC, and the allocation to Ticketmaster of certain IAC corporate expenses relating to the Ticketmaster Businesses based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Ticketmaster Businesses. However, for the purposes of these financial statements, income taxes have been computed for Ticketmaster on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude ReserveAmerica and the investment in Active.com that were owned, and include the investment in Front Line that was not owned, either directly or indirectly, by legal entities that comprise the Ticketmaster Businesses. The ownership of ReserveAmerica and the investment in Active.com will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the Ticketmaster Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of Ticketmaster's management, the assumptions underlying the historical combined financial statements of Ticketmaster are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of Ticketmaster would have been had Ticketmaster been a stand-alone company during the periods presented.

        The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of Ticketmaster's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for a full year. The accompanying unaudited combined financial statements should be read in conjunction with Ticketmaster's audited combined financial statements and notes thereto for the year ended December 31, 2007.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Company Overview

        Ticketmaster is the world's leading live entertainment ticketing and marketing company, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the internet, approximately 6,700 independent sales outlets and 19 call centers worldwide. Ticketmaster serves leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters in the United States and abroad, including Australia, Canada, China, Denmark, Finland, Germany, Ireland, the Netherlands, New Zealand, Norway, Spain, Sweden, Turkey and the United Kingdom. Ticketmaster is also a party to joint ventures with third parties to provide ticket distribution services in Mexico and to supply ticketing services for the 2008 Beijing Olympic Games. Ticketmaster licenses its technology in Mexico, Argentina, Brazil, Chile, China and Belgium.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        Ticketmaster's management is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying combined financial statements include: the recoverability of contract advances; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of income taxes payable and deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

Other

        Interest income earned on funds that are collected from ticket purchasers and invested until remittance to the applicable clients is included in revenue. For the three months ended March 31, 2008 and 2007, $4.2 million and $3.0 million, respectively, of interest income is included in revenue.

Recent Accounting Pronouncements

        In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of combined net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. Ticketmaster is currently assessing the impact of SFAS No. 160 on its combined financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. Ticketmaster is currently assessing the impact of the adoption of SFAS No. 141R on its combined financial position, results of operations and cash flows.

NOTE 3—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Goodwill	$1,411,139	$1,090,418
Intangible assets with indefinite lives	62,560	62,560
Intangible assets with definite lives, net	168,010	29,765

Total goodwill and intangible assets, net	$1,641,709	$1,182,743

        Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. At March 31, 2008, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Purchase agreements	$165,661	$(151,539)	$14,122	6.1
Broker relationships	63,800	(444)	63,356	12.0
Customer lists	34,600	(1,057)	33,543	7.0
Technology	32,087	(9,309)	22,778	3.5
Distribution agreements	28,929	(22,212)	6,717	4.3
Other	40,022	(12,528)	27,494	7.5

Total	$365,099	$(197,089)	$168,010

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—GOODWILL AND INTANGIBLE ASSETS (Continued)

        At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Purchase agreements	$163,681	$(145,637)	$18,044	6.1
Distribution agreements	28,109	(20,567)	7,542	4.2
Technology	8,587	(8,397)	190	4.0
Other	14,752	(10,763)	3,989	5.2

Total	$215,129	$(185,364)	$29,765

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on March 31, 2008 balances, such amortization for the remainder of 2008 and each of the next five years and thereafter is estimated to be as follows (in thousands):

Remaining nine months of 2008	$27,081
2009	27,529
2010	23,054
2011	14,608
2012	12,026
2013	11,796
2014 and thereafter	51,916

$168,010

        The following table presents the balance of goodwill, including changes in the carrying amount of goodwill, for the three months ended March 31, 2008 (in thousands):

Balance As Of January 1, 2008	Additions	(Deductions)	Foreign Exchange Translation	Balance As Of March 31, 2008
$1,090,418	$315,803	$(14)	$4,932	$1,411,139

        Additions principally relate to the acquisitions of TicketsNow, Paciolan, and GET ME IN! LTD. The aggregate purchase price for these acquisitions totaled approximately $425 million. Ticketmaster identified approximately $146.2 million of intangible assets other than goodwill. The goodwill recognized amounted to approximately $311.6 million. The purchase price allocation for each of these acquisitions is preliminary and subject to adjustment during the allocation period, which is not expected to last beyond a year from the respective date of purchase, and as such the goodwill may change.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Computer equipment and capitalized software	$283,944	$260,983
Leasehold improvements	16,813	14,180
Furniture and other equipment	20,305	18,375
Projects in progress	10,199	10,249
Land	2,458	2,500

	333,719	306,287
Less: accumulated depreciation and amortization	(223,191)	(211,165)

Total property and equipment, net	$110,528	$95,122

NOTE 5—SEGMENT INFORMATION

        Ticketmaster has one operating segment based upon how the chief operating decision maker and executive management view the business, its organizational structure and the type of service provided, which primarily is online and offline ticketing services.

        Ticketmaster's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. Ticketmaster believes this measure is useful to investors because it represents its combined operating results taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Ticketmaster's statement of operations of certain expenses, including non-cash compensation and acquisition-related accounting.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

        The following table reconciles Operating Income Before Amortization to operating income and net income (in thousands):

	Three Months Ended March 31,
	2008	2007
Operating Income Before Amortization	$60,423	$70,220
Non-cash compensation expense	(4,765)	(1,879)
Amortization of intangibles	(8,868)	(6,853)

Operating income	46,790	61,488
Interest income	3,290	5,378
Interest expense	(735)	(266)
Equity in income of uncombined affiliates	666	865
Other income	944	83
Income tax provision	(18,821)	(24,637)
Minority interest in losses of combined subsidiaries	573	14

Net income	$32,707	$42,925

        Non-cash compensation expense in the table above is included in the following line items in the accompanying combined statements of operations for the three months ended March 31, 2008 and 2007 (in thousands):

	Three Months Ended March 31,
	2008	2007
Cost of sales	$235	$148
Selling and marketing expense	258	163
General and administrative expense	4,272	1,568

Non-cash compensation expense	$4,765	$1,879

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

        Ticketmaster maintains operations in the United States, the United Kingdom, Canada and other international territories. Geographic information about the United States and international territories is presented below (in thousands):

	Three Months Ended March 31,
	2008	2007
Revenue:
United States	$239,707	$209,077
All other countries	109,274	94,500

Total	$348,981	$303,577

	March 31, 2008	December 31, 2007
Long-lived assets (excluding goodwill and intangible assets):
United States	$78,811	$63,021
All other countries	31,717	32,101

Total	$110,528	$95,122

NOTE 6—EQUITY INVESTMENTS IN UNCOMBINED AFFILIATES

        At March 31, 2008 and December 31, 2007, Ticketmaster's equity investments in uncombined affiliates totaled $145.9 million and $145.2 million, respectively, and are included in "Long-term investments" in the accompanying combined balance sheets.

        Summarized aggregated financial information for Ticketmaster's equity investments is as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
Net sales	$72,149	$9,042
Gross profit	34,353	6,712
Net income	4,746	2,616

NOTE 7—COMPREHENSIVE INCOME

        Comprehensive income is comprised of (in thousands):

	Three Months Ended March 31,
	2008	2007
Net income	$32,707	$42,925
Foreign currency translation	12,284	2,612

Comprehensive income	$44,991	$45,537

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7—COMPREHENSIVE INCOME (Continued)

        Accumulated other comprehensive income at March 31, 2008 and December 31, 2007 is solely related to foreign currency translation.

NOTE 8—INCOME TAXES

        Ticketmaster calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28 and FASB Interpretation No. 18. At the end of each interim period, Ticketmaster makes its best estimate of the annual expected effective tax rate and applies that rate to its ordinary year-to-date earnings or loss. The tax or benefit related to significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect are individually computed and recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates, tax status, or judgment on the realizability of a beginning-of-the-year deferred tax asset in future years is recognized in the interim period in which the change occurs.

        The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income for the year, projections of the proportion of income (or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or Ticketmaster's tax environment changes. To the extent that the estimated annual effective tax rate changes during a quarter, the effect of the change on prior quarters is included in tax expense for the current quarter.

        For the three months ended March 31, 2008 and 2007, Ticketmaster recorded tax provisions of $18.8 million and $24.6 million, respectively, which represent effective tax rates of 37% and 36%, respectively. The tax rates for the three months ended March 31, 2008 and March 31, 2007 are higher than the federal statutory rate of 35% due principally to state taxes.

        As of December 31, 2007 and March 31, 2008, Ticketmaster had unrecognized tax benefits of approximately $5.5 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $4.6 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. Ticketmaster recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for the three months ended March 31, 2008 is $0.1 million, net of related deferred taxes, for interest on unrecognized tax benefits. At March 31, 2008, Ticketmaster has accrued $1.0 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, Ticketmaster is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by Ticketmaster are recorded in the period they become known.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

        The Internal Revenue Service is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of Ticketmaster from January 17, 2003, the date which Ticketmaster joined the IAC consolidated tax return. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are California, Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        Ticketmaster believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $3.6 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 9—CONTINGENCIES

        In the ordinary course of business, Ticketmaster is a party to various lawsuits. Ticketmaster establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against Ticketmaster, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. It is possible that an unfavorable outcome of one or more of these lawsuits could have a material impact on the liquidity, results of operations, or financial condition of Ticketmaster. Ticketmaster also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 8 for discussion related to income tax contingencies.

NOTE 10—RELATED PARTY TRANSACTIONS

        Ticketmaster's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of Ticketmaster's revenue as a percentage of IAC's total revenue. Allocated costs were $0.9 million, and $0.8 million for the three months ended March 31, 2008 and 2007, respectively, and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had Ticketmaster operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

        The portion of interest income reflected in the combined statements of operations that is intercompany in nature was $1.7 million and $4.6 million for the three months ended March 31, 2008 and 2007, respectively. This intercompany interest relates to the receivables from IAC.

TICKETMASTER AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10—RELATED PARTY TRANSACTIONS (Continued)

        An analysis of Ticketmaster's receivables from IAC and subsidiaries is as follows (in thousands):

March 31, 2008
Receivables from IAC and subsidiaries at December 31, 2007	$474,110
Cash transfers to IAC related to its centrally managed U.S. treasury function	134,506
Interest income	1,699
Employee equity instruments and associated tax withholdings	3,888
Taxes (excludes tax withholdings associated with employee equity instruments)	(2,277)
Allocation of non-cash compensation expense	(2,975)
Administrative expenses and other	(4,611)

Receivables from IAC and subsidiaries at March 31, 2008	$604,340

Relationship Between IAC and Ticketmaster after the Spin-Off

        For purposes of governing certain of the ongoing relationships between Ticketmaster and IAC at and after the spin-off, and to provide for an orderly transition, Ticketmaster and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements. See Ticketmaster's combined financial statements for the year ended December 31, 2007 for descriptions of the Spin-Off Agreements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

        The following is a statement of the expenses (all of which are estimated other than the SEC registration fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this registration statement:

Item	Amount*
SEC Registration Fee	$80.51
Printing Fees and Expenses	100,000
Nasdaq Listing Fee	150,000
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	20,000
Miscellaneous	—

Total	$520,080.51

*
All fees are estimates except SEC registration fee and Nasdaq listing fee

Item 15.    Indemnification Of Directors And Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a "derivative action"), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

  •
  any breach of the director's duty of loyalty to the Company or its stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

  •
  any transaction from which the director derived an improper personal benefit.

        Our Amended and Restated Certificate of Incorporation and by-laws provide that, to the fullest extent authorized by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or by reason of the fact such person, or a person of whom he or she is the legal representative is or was serving, at the Company's request, as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company. To the extent authorized by the DGCL, the Company will indemnify such persons against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such persons in connection with such service. Any amendment of these provisions will not reduce the indemnification obligations of the Company relating to actions taken before such amendment.

        The Company intends to obtain policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  See Exhibit Index.

  (b)
  See Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 1, 2008.

TICKETMASTER
By:	/s/ GREGORY R. BLATT Gregory R. Blatt Vice President and Assistant Secretary

        The person whose signature appears below constitutes and appoints Gregory R. Blatt, Joanne Hawkins and Tanya M. Stanich and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, severally, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SEAN MORIARTY Sean Moriarty	President and Chief Executive Officer (Principal executive officer)	August 1, 2008
/s/ BRIAN REGAN Brian Regan	Executive Vice President and Chief Financial Officer (Principal financial officer and principal accounting officer)	August 1, 2008
/s/ THOMAS J. MCINERNEY Thomas J. McInerney	Director	August 1, 2008
/s/ GREGORY R. BLATT Gregory R. Blatt	Director	August 1, 2008

INDEX TO EXHIBITS

Exhibit	Description
2.1	Form of Separation and Distribution Agreement by and among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp
2.2	Agreement and Plan of Merger among Ticketmaster, V.I.P. Merger Sub Inc., The V.I.P. Tour Company, TNSH, LLC, and certain stockholders of The V.I.P. Tour Company, dated January 11, 2008
3.1	Form of Amended and Restated Certificate of Incorporation of Ticketmaster
3.2	Form of Amended and Restated By-laws of Ticketmaster
5.1	Opinion of the General Counsel of IAC/InterActiveCorp regarding the legality of the securities being issued
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters
10.1	Form of Tax Sharing Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp
10.2	Form of Transition Services Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp
10.3	Form of Employee Matters Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp
10.4
Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference)
10.5	Employment Agreement between IAC/InterActiveCorp and Sean Moriarty, dated as of [ ], 2008*†
10.6	Employment Agreement between Ticketmaster L.L.C. and Edward J. Weiss, effective as of January 1, 2008†
10.7	Employment Agreement between Ticketmaster L.L.C. and Eric Korman, effective as of April 10, 2006†
10.8	Letter Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of July 31, 2006
10.9	Letter Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of February 6, 2006
10.10	Letter Agreement between Ticketmaster L.L.C. and Ticketmaster Group Limited Partnership, dated as of October 17, 2005
10.11	Letter Agreement between Ticketmaster L.L.C. and Ticketmaster Group Limited Partnership, dated as of March 21, 2002
10.12	Letter Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of February 7, 2001
10.13	Amendment to License Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of August 31, 1999

10.14	Letter Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of July 28, 1997
10.15	Consent and Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of January 5, 1996
10.16	License Agreement between Ticketmaster Corporation and Ticketmaster Group Limited Partnership, dated as of May 23, 1991
10.17	Ticketmaster 2008 Stock and Annual Incentive Plan†
10.18	Employment Agreement between Brian Regan and Ticketmaster L.L.C., dated as of May 19, 2008†
10.19	Deferred Compensation Plan for Non-Employee Directors†
10.20
Credit Agreement among Ticketmaster, as Borrower, Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, dated as of July 25, 2008
10.21	Indenture, dated as of July 28, 2008, among Ticketmaster, as Issuer, the Guarantors identified therein, and The Bank of New York Mellon, as Trustee
21.1	Subsidiaries of Ticketmaster
23.1	Consent of Ernst & Young LLP
23.2	Consent of the General Counsel of IAC/InterActiveCorp (included in Exhibit 5.1)
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
99.1	Consent of Terry Barnes to being named as a director
99.2	Consent of Mark Carleton to being named as a director
99.3	Consent of Brian Deevy to being named as a director
99.4	Consent of Barry Diller to being named as a director
99.5	Consent of Jonathan L. Dolgen to being named as a director
99.6	Consent of Julius Genachowski to being named as a director
99.7	Consent of Diane Irvine to being named as a director
99.8	Consent of Victor Kaufman to being named as a director
99.9	Consent of Michael Leitner to being named as a director
99.10	Consent of Jonathan F. Miller to being named as a director
99.11	Consent of Sean Moriarty to being named a director
99.12	Letter to stockholders of IAC/InterActiveCorp
99.13	Supplemental Quarterly Financial Data for the Year Ended December 31, 2007

†
Reflects management contracts and management and director compensatory plans
*
To be filed by amendment

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EXPLANATORY NOTE
TICKETMASTER
72,186,499 Shares of Common Stock, Par Value $0.01 Per Share
TABLE OF CONTENTS
SUMMARY
QUESTIONS AND ANSWERS ABOUT TICKETMASTER AND THE SPIN-OFFS
RISK FACTORS
RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC
RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING TICKETMASTER'S SPIN-OFF FROM IAC
FORWARD-LOOKING STATEMENTS
THE SEPARATION
TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS
DIVIDEND POLICY
TRANSFERS TO IAC AND FINANCING
CERTAIN INFORMATION WITH RESPECT TO TICKETMASTER
BUSINESS OF TICKETMASTER
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
TICKETMASTER AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
TICKETMASTER AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET MARCH 31, 2008
TICKETMASTER AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2008
TICKETMASTER AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2007
TICKETMASTER AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TICKETMASTER
MANAGEMENT OVERVIEW
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
TICKETMASTER'S PRINCIPLES OF FINANCIAL REPORTING
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Management of Ticketmaster
TICKETMASTER SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK OF TICKETMASTER
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TICKETMASTER AND SUBSIDIARIES COMBINED FINANCIAL STATEMENTS
TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS
TICKETMASTER AND SUBSIDIARIES COMBINED BALANCE SHEETS
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF INVESTED EQUITY
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS
TICKETMASTER AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
  Schedule II
TICKETMASTER AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS (Unaudited)
TICKETMASTER AND SUBSIDIARIES COMBINED BALANCE SHEETS
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF INVESTED EQUITY (Unaudited)
TICKETMASTER AND SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS (Unaudited)
TICKETMASTER AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses Of Issuance And Distribution
  Item 15. Indemnification Of Directors And Officers
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS